FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of February 2011.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Quarterly Securities Report Pursuant to the Financial Instruments and Exchange Act for the Nine Months Ended December 31, 2010

2.	Ratio of Earnings to Fixed Charges and Computation Thereof for the Nine Months Ended December 31, 2010

The registrant hereby incorporates Exhibits 1 and 2 to this report on Form 6-K by reference (i) in the prospectus that is part of Registration Statement on Form F-3 (Registration No. 333-169682) of the registrant and Nomura America Finance, LLC, filed with the Securities and Exchange Commission on September 30, 2010 and (ii) in the prospectus that is part of the Registration Statement on Form F-3, as amended (Registration No. 333-165049) of the registrant, filed with the Securities and Exchange Commission on February 24, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: February 25, 2011	By:	/s/ Shinji Iwai
Shinji Iwai
Senior Managing Director

Exhibit 1

Quarterly Securities Report Pursuant to the Financial Instruments and Exchange Act for the Nine Months Ended December 31, 2010

Items included in the Quarterly Securities Report

Note: Translations for the underlined items are attached to this form as below.

Part I   Corporate Information

Item 1. Information on the Company and Its Subsidiaries and Affiliates

1. Selected Financial Data

		Nine months ended December 31, 2009	Nine months ended December 31, 2010	Three months ended December 31, 2009	Three months ended December 31, 2010	Year ended March 31, 2010
Total revenue	(Mil yen)	1,040,653	1,020,468	321,588	386,034	1,356,751
Net revenue	(Mil yen)	872,922	831,314	274,538	295,867	1,150,822
Income before income taxes	(Mil yen)	76,670	55,842	17,957	27,774	105,247
Net income attributable to Nomura Holdings, Inc. (“NHI”) shareholders	(Mil yen)	49,371	16,762	10,236	13,389	67,798
Total equity	(Mil yen)	—	—	2,123,305	2,078,088	2,133,014
Total assets	(Mil yen)	—	—	29,809,630	33,300,907	32,230,428
Total NHI shareholders’ equity per share	(Yen)	—	—	575.16	572.57	579.70
Net income attributable to NHI shareholders per share—basic	(Yen)	16.74	4.61	2.91	3.72	21.68
Net income attributable to NHI shareholders per share—diluted	(Yen)	16.67	4.59	2.89	3.70	21.59
Total NHI shareholders’ equity as a percentage of total assets	(%)	—	—	7.1	6.2	6.6
Cash flows from operating activities	(Mil yen)	(1,377,603)	(473,460)	—	—	(1,500,770)
Cash flows from investing activities	(Mil yen)	(182,982)	(367,461)	—	—	(269,643)
Cash flows from financing activities	(Mil yen)	1,484,237	898,293	—	—	2,176,530
Cash and cash equivalents at end of period	(Mil yen)	—	—	545,423	1,043,487	1,020,647
Number of employees		—	—	26,143	27,215	26,374

1	The selected consolidated financial data are stated in accordance with the generally accepted accounting principles in the United States of America (“U.S. GAAP”).
2	Total NHI shareholders’ equity per share and Total NHI shareholders’ equity as a percentage of total assets are calculated using the U.S. GAAP based Total NHI shareholders’ equity.
3	Taxable transactions relating to the consumption tax and local consumption tax are not included.
4	As the quarterly consolidated financial statements have been prepared, selected financial data on the registrant are not disclosed.

2. Business Overview

There was no significant change in the business of Nomura Holdings, Inc. (“Company”) and its 704 consolidated subsidiaries (collectively referred to as “Nomura”, “we”, “our”, or “us”) for the three months ended December 31, 2010. Consolidated subsidiaries include variable interest entities which were newly consolidated by the adoption of Accounting Standards Update (“ASU”) No. 2009-17, “Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities,” (“ASU 2009-17”) from the first quarter commencing on April 1, 2010. See Item 5. Financial Information. 1. Consolidated Financial Statements, Note 2. “New accounting pronouncements recently adopted and future accounting developments” for further information.

There were 16 affiliated companies which were accounted for by the equity method as of December 31, 2010.

4. Employees

Number of employees on consolidation as of December 31, 2010	27,215 (4,186)

The number of employees presented above represents full-time employees. The figure in parentheses represents average number of part-time employees during the current quarterly period who have not been included in the number of full-time employees.

Item 2. Operating and Financial Review

1. Risk Factors

There is the addition of the following risk to our legal risk which was set forth under Risk Factors in our annual securities report for the year ended March 31, 2010. The discussion in this section contains future matters that are based on assessments made as of the date of submission of this report (February 14, 2011), unless otherwise specifically noted.

Deferred tax assets may be reviewed due to a change in laws and regulations, resulting in an adverse affect on our operating result and financial condition.

We recognize deferred tax assets on our consolidated balance sheet as a possible benefit of tax relief in the future. If there is a tax reform such as a reduction of corporate tax rate or a change in accounting standards in the future, we may reduce deferred tax assets in our consolidated balance sheet. As a result, it could adversely affect our operating result and financial condition.

2. Significant Contracts

Not applicable.

3. Operating, Financial and Cash Flows Analysis

(1) Operating Results

Nomura reported net revenue of ¥295.9 billion, non-interest expenses of ¥268.1 billion, income before income taxes of ¥27.8 billion, and net income attributable to NHI shareholders of ¥13.4 billion for the three months ended December 31, 2010.

The breakdown of net revenue and non-interest expenses on the consolidated statements of operations are as follows.

	Millions of yen
	Three months ended December 31, 2009	Three months ended December 31, 2010
Commissions	¥101,050	¥100,041
Brokerage commissions	48,613	50,815
Commissions for distribution of investment trust	43,626	39,769
Other	8,811	9,457
Fees from investment banking	44,516	33,974
Underwriting and distribution	36,878	26,630
M&A / financial advisory fees	7,563	6,757
Other	75	587
Asset management and portfolio service fees	34,235	37,119
Asset management fees	30,276	32,787
Other	3,959	4,332
Net gain on trading	66,481	104,878
Gain (loss) on private equity investments	2,342	(2,386)
Net interest	20,364	16,713
Gain (loss) on investments in equity securities	(3,827)	2,106
Other	9,377	3,422

Net revenue	¥274,538	¥295,867

	Millions of yen
	Three months ended December 31, 2009	Three months ended December 31, 2010
Compensation and benefits	¥126,239	¥143,131
Commissions and floor brokerage	22,922	24,013
Information processing and communications	43,919	44,209
Occupancy and related depreciation	21,298	20,507
Business development expenses	6,544	7,429
Other	35,659	28,804

Non-interest expenses	¥256,581	¥268,093

Business Segment Information

Results by business segment are noted below. In April 2010, we established the Wholesale Division, encompassing the operations previously conducted by the Global Markets, the Investment Banking and the Merchant Banking divisions. Also we realigned our reportable segments to reflect how we operate and manage our business. Accordingly, our operating management and management reporting are prepared based on the Retail, the Asset Management and the Wholesale segments. We disclose business segment information in accordance with this structure from the first quarter commencing on April 1, 2010.

Reconciliations of Net revenue and Income (loss) before income taxes on segment results of operations and the consolidated statements of operations are set forth in Item 5. Financial Information, 1. Consolidated Financial Statements, Note 15. “Segment and geographic information”.

Net revenue

	Millions of yen
	Three months ended December 31, 2009	Three months ended December 31, 2010
Retail	¥104,290	¥97,482
Asset Management	17,247	21,396
Wholesale	210,091	172,174
Other (Incl. elimination)	(53,198)	3,100

Total	¥278,430	¥294,152

Non-interest expenses
	Millions of yen
	Three month ended December 31, 2009	Three months ended December 31, 2010
Retail	¥69,119	¥74,482
Asset Management	13,166	14,410
Wholesale	161,584	161,389
Other (Incl. elimination)	12,712	17,812

Total	¥256,581	¥268,093

Income (loss) before income taxes
	Millions of yen
	Three month ended December 31, 2009	Three months ended December 31, 2010
Retail	¥35,171	¥23,000
Asset Management	4,081	6,986
Wholesale	48,507	10,785
Other (Incl. elimination)	(65,910)	(14,712)

Total	¥21,849	¥26,059

Certain prior period amounts have been reclassified to conform to the current quarter presentation.

Retail

Net revenue was ¥97.5 billion. Non-interest expenses were ¥74.5 billion and income before income taxes was ¥23.0 billion. Retail client assets were ¥72.3 trillion as of December 31, 2010, a ¥4.2 trillion increase from September 30, 2010, due primarily to the increases in equity securities and investment trusts.

Asset Management

Net revenue was ¥21.4 billion. Non-interest expenses were ¥14.4 billion and income before income taxes was ¥7.0 billion. Assets under management were ¥24.1 trillion as of December 31, 2010, a ¥0.8 trillion increase from September 30, 2010, due primarily to inflows into investment trusts and contributions to overseas investment advisory business.

Wholesale

Net revenue was ¥172.2 billion, due primarily to the decrease in trading revenue. Non-interest expenses were ¥161.4 billion and income before income taxes was ¥10.8 billion.

Global Markets

	Millions of yen
	Three months ended December 31, 2009	Three months ended December 31, 2010
Net revenue	¥163,850	¥141,038
Non-interest expenses	130,751	127,840

Income (loss) before income taxes	¥33,099	¥13,198

Net revenue was ¥141.0 billion, due primarily to a decrease in trading revenue, despite an increases in the stock and bond related transactions with customers. Non-interest expenses were ¥127.8 billion and income before income taxes was ¥13.2 billion.

Investment Banking

	Millions of yen
	Three months ended December 31, 2009	Three months ended December 31, 2010
Investment Banking (Gross)	¥81,662	¥61,877
Allocation to other divisions	(37,198)	(25,643)
Investment Banking (Net)	44,464	36,234
Other	1,777	(5,098)

Net revenue	46,241	31,136
Non-interest expenses	30,833	33,549

Income (loss) before income taxes	¥15,408	¥(2,413)

Net revenue was ¥31.1 billion. The underwriting and M&A related businesses provided expected performance levels while the Other provided underperformance level. Non-interest expenses were ¥33.5 billion and loss before income taxes was ¥2.4 billion.

Other Operating Results

Other operating results include net gain (loss) related to economic hedging transactions, realized gain (loss) on investments in equity securities held for operating purposes, equity in earnings of affiliates, corporate items, and other financial adjustments. Other operating results for the three months ended December 31, 2010 include gains from changes in the fair value of financial liabilities, for which the fair value option was elected, attributable to the change in Nomura’s creditworthiness, of ¥0.7 billion, the negative impact of its own creditworthiness on derivative liabilities, which resulted in losses of ¥0.3 billion and gains from changes in counterparty credit spread of ¥1.1 billion. Net revenue was ¥3.1 billion, non-interest expenses were ¥17.8 billion and loss before income taxes was ¥14.7 billion for the three months ended December 31, 2010.

Geographic Information

Please refer to Item 5. Financial Information, 1. Consolidated Financial Statements, Note 15. “Segment and geographic information” for net revenue and income (loss) before income taxes by geographic region.

Cash Flow Information

Please refer to “(5) Liquidity and Capital Resource”.

(2) Assets and Liabilities Associated with Investment and Financial Services Business

1) Exposure to Certain Financial Instruments and Counterparties

Challenging market conditions continue to impact numerous products including securitization products and leveraged finance to which we have certain exposures. We also have exposures to Special Purpose Entities (“SPEs”) and monoline insurers in the normal course of business.

Securitization Products

Our exposure to securitization products mainly consists of commercial mortgage-backed securities (“CMBS”), residential mortgage-backed securities (“RMBS”), and commercial real estate-backed securities. We hold these securitization products in connection with securitization, financing, trading and other activities. The following table provides a summary of our exposure to securitization products by geographic location of the underlying collateral as of December 31, 2010.

	Millions of yen
	December 31, 2010
	Japan	Asia	Europe	America	Total
Commercial mortgage-backed securities (“CMBS”)	¥5,184	¥—	¥8,907	¥72,047	¥86,138
Residential mortgage-backed securities (“RMBS”)	7,952	—	18,967	330,476	357,395
Commercial real estate-backed securities	26,616	—	—	—	26,616
Other securitization products	27,851	700	10,643	114,402	153,596

Total	¥67,603	¥700	¥38,517	¥516,925	¥623,745

(1)	The balances shown exclude those for which we transferred financial assets to securitization vehicles where such transfers were accounted for as secured financing rather than sale under Accounting Standards Codification (“ASC”) 860, “Transfers and Servicing” (“ASC 860”), and in which we have no continuing economic exposure.
(2)	We have ¥31,918 million exposure, as whole loans and commitments, to U.S. CMBS-related business as of December 31, 2010.
(3)	RMBS balance for America excludes mortgage pass-through securities and U.S. government guaranteed collateralized mortgage obligations (“CMO”).

The following table provides our exposure to CMBS by geographical region and external credit rating of the underlying collateral as of December 31, 2010.

	Millions of yen
	December 31, 2010
	AAA	AA	A	BBB	BB	B	Not rated	Total
Japan	¥745	¥948	¥412	¥221	¥—	¥—	¥2,858	¥5,184
Europe	734	1,729	1,763	833	570	940	2,338	8,907
America	30,510	1,905	12,749	15,003	2,003	2,268	7,609	72,047

Total	¥31,989	¥4,582	¥14,924	¥16,057	¥2,573	¥3,208	¥12,805	¥86,138

(1)	Rating based on the lowest rating given by Standard & Poor’s, Moody’s Investors Service, Fitch Ratings Ltd., Japan Credit Rating Agency, Ltd., or Rating and Investment Information, Inc. as of December 31, 2010.

Leveraged Finance

We provide loans to clients in connection with leveraged buy-outs and leveraged buy-ins. As this type of finance is usually provided through a commitment, we have both funded and unfunded exposures on these transactions.

The following table provides our exposure to leveraged finance by geographic location of the target company as of December 31, 2010.

	Millions of yen
	December 31, 2010
	Funded	Unfunded	Total
Japan	¥37,775	¥1,570	¥39,345
Europe	53,052	4,894	57,946

Total	¥90,827	¥6,464	¥97,291

Special Purpose Entities

Our involvement with these entities includes structuring, underwriting, as well as, subject to prevailing market conditions distributing and selling debt instruments and beneficial interests issued by these entities. In the normal course of securitization and equity derivative activities business, we also act as transferor of financial assets to, and underwriter, distributor and seller of repackaged financial instruments issued by these entities. We retain, purchase and sell variable interests in SPEs in connection with our market-making, investing and structuring activities. Our other types of involvement with SPEs include guarantee agreements and derivative contracts.

For further discussion on Nomura’s involvement with VIEs, see Item 5. Financial Information, 1. Consolidated Financial Statements, Note 6. “Securitization and Variable Interest Entities (“VIEs”)”.

Exposure to Monoline Insurers (financial guarantors)

The following table provides our gross exposure, counterparty risk reserves and other adjustments, net exposure, and CDS protection to monoline insurers (financial guarantors) by credit rating of structured credit trading business of Global Markets in Europe. The table does not include fully reserved or hedged exposures.

	Millions of U.S. dollars
	December 31, 2010
Monoline insurers by credit rating(1)	Notional(2)	Gross Exposure(3)	Counterparty Risk Reserves and Other Adjustments	Net Exposure	CDS Protection(4)(5)
Non-investment grade	$5,836	$1,333	$1,042	$291	$130
Total	$5,836	$1,333	$1,042	$291	$130

(1)	Rating based on the lower of either Standard & Poor’s or Moody’s Investors Service as of December 31, 2010.
(2)	The gross notional value of the credit derivative contract. There is no exposure related to U.S. RMBS as reference assets.
(3)	Gross exposure represents the estimated fair value prior to Counterparty Risk Reserves and Other Adjustments.
(4)	Notional less estimated fair value of CDS protection acquired against the monoline insurers.
(5)	Other than above, we also sell protection primarily to facilitate transactions for our clients referencing a basket of names including monoline insurers. As of December 31, 2010, our exposure arising from such trades was $26 million.

In addition to the above derivatives exposure, we also had $161 million of debt securities relating to mainly public utilities guaranteed by monoline insurers as of December 31, 2010. The estimated fair value of the wrap included in the carrying value of these debt securities was not significant.

2) Fair value of financial instruments

A significant amount of our financial assets and financial liabilities are carried at fair value, with changes in fair value recognized through the consolidated statements of operations on a recurring basis. Use of fair value is either specifically required under U.S. GAAP or we make an election to use fair value for certain eligible items under the fair value option.

Other financial assets and financial liabilities are carried at fair value on a nonrecurring basis, where the primary measurement basis is not fair value. Fair value is used in specific circumstances such as to measure impairment.

In accordance with ASC 820 “Fair Value Measurements and Disclosures”, all financial instruments measured at fair value have been categorized into a three-level hierarchy based on the transparency of inputs used to establish fair value.

The proportion of Level 3 financial assets within the financial assets measured at fair value (excluding derivatives assets) was 6% as of December 31, 2010.

	Billions of yen
	December 31, 2010
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting	Total	The proportion of Level 3
Financial Assets measured at Fair Value (Excluding derivative assets)	¥7,268	¥6,563	¥823	¥—	¥14,654	6%
Derivative, Assets	497	17,124	714	(16,659)	1,676
Derivative, Liabilities	600	17,247	693	(16,712)	1,828

Please refer to Item 5. Financial Information, 1. Consolidated Financial Statements, Note 3. “Fair value of financial instruments” for further information.

(3) Trading Activities

Assets and liabilities for trading purposes

Please refer to Item 5. Financial Information, 1. Consolidated Financial Statements, Note 3. “Fair value of financial instruments” and Note 4. “Derivative instruments and hedging activities” regarding to the balances of assets and liabilities for trading purposes.

Risk management of trading activity

We adopt Value at Risk (“VaR”) for measurement of market risk arising from trading activity.

1) Assumptions on VaR

•	2.33 standard deviations 99% confidence level

•	Holding period: One day

•	Consideration of correlation of price movement among the products

2) Records of VaR

	Billions of yen
	December 31, 2010	March 31, 2010
Equity	¥2.1	¥2.6
Interest rate	4.4	4.4
Foreign exchange	5.1	10.5

Sub-total	11.5	17.5
Diversification benefit	(4.1)	(5.0)

Value at Risk (VaR)	¥7.5	¥12.5

	Billions of yen
	Three months ended December 31, 2010
	Maximum	Minimum	Average
Value at Risk (VaR)	¥10.1	¥7.4	¥8.9

(4) Qualitative Disclosures about Risks associated with Our Business

1) Risk Management

Our business activities are inherently subject to various risks. Managing those risks is an integral part of management’s responsibilities to secure fiscal health as well as to contribute to the maintenance and expansion of corporate value. Our risk management framework and governance structure is intended to provide comprehensive controls, monitoring and reporting.

We established “Structure for Ensuring Appropriate Business” which is a principle from the Board of Directors. Within this principle the “Structure for Regulations and others regarding Management of Risk Loss” was established and in accordance with these structures, we are constantly seeking to upgrade risk management expertise and strengthen and enhance risk management capability.

2) Global Risk Management Structure

Governance

We have independent units responsible for appropriate financial resources allocation and risk management (i.e. Group Controllers’ Department, Group Financial Planning and Strategy Department, Group Treasury Department and Group Risk Management Department).

Within these units, the Group Risk Management Department together with regional Risk Management Departments (the “Risk Management Division”) assists the Chief Risk Officer (“CRO”) with implementing the risk management framework and supervising risks.

Risks are supervised through establishing an enterprise-wide risk management framework, ensuring its adoption by the entire group, monitoring the appropriateness of the risk management framework, and measuring and analyzing the risks of the entire group. In particular, the Risk Management Division establishes and enhances all risk management policies and rules, gathers necessary information for risk management and implements risk management policies for global operations, and manages the processes for the review and approval of new transactions and large size capital commitments.

The Risk Management Division reports ongoing risk status and the results of their analysis to senior management. These processes are audited regularly by the Nomura Group Internal Audit Department.

There are two key Risk Management Committees at the group level as follows

•	Group Integrated Risk Management Committee (“GIRMC”); and

•	Global Risk Management Committee (“GRMC”)

The GIRMC reports to the Board of Directors and Executive Management Board (“EMB”). The GIRMC is a sub-committee of the EMB and determines Nomura group’s risk appetite and global risk management framework. This translates risk appetite into economic capital and other financial and operational limits and assesses global portfolio and concentration risk against portfolio limits to take corrective actions. Additionally, the GIRMC oversees regional capital commitment, credit and risk committees and sets regional delegated limits/scope of authority.

The GRMC reports to the GIRMC. It has the delegated authority from the GIRMC to approve transactional capital commitment, credit and risk approvals exceeding regional delegated limits and transactions with significant high risk profiles. Additionally, a sub-committee of the GRMC have been established to focus on specific one-off transactions.

Risk Control

Our regional front office businesses play significant roles on day-to-day risk control. These units are best placed to rapidly respond to changing market conditions and the needs of business in each region. However, risk is managed within limits and guidelines set by the Risk Management Division. Specifically, the Risk Management Division is in charge of the following tasks concerning risk management:

•	To define and embed risk management policies and procedures.

•	To establish a framework for economic capital allocation, including setting higher level economic capital guidelines.

•	To define and monitor limits and ensure alignment with the firm’s risk appetite.

•	To develop and maintain risk measurement models.

•	To independently validate financial models for both inventory positions and regulatory capital.

•	To communicate key risks to senior management and the GIRMC on a regular basis.

•	To report to and establish frequent dialogue with the regulatory bodies, and/or apply for their approval on risk management methods.

Market Risk

Market risk refers to the potential loss in the value of an asset resulting from changes in market prices, rates, indices, volatilities, correlations or other market factors. This type of risk primarily impacts our trading activities. Effective management of this risk requires the ability to analyze a complex and constantly changing global market environment, identify problematic trends and ensure that appropriate action is taken in a timely manner. We use a number of tools to help assess and manage market risk on an ongoing basis including Value-at-Risk; stress testing and sensitivity analysis. Market risk is monitored against a set of approved limits, with daily reports delivered to the front office and senior management.

Credit Risk

The framework for the management of our credit risk and investment risk is outlined in the Credit Risk Management Policy which was initially approved by the Group Executive Management Committee (which is now our EMB).

Credit Risk is defined as the risk of losses arising from decrease or disappearance of asset values, on and off balance sheet, due to deterioration in creditworthiness or default of credit granted entity. Credit Risk includes Issuer Risk and Counterparty Risk.

Investment Risk is defined as the risk of losses arising from decrease or disappearance of position values of investment securities, private equity investments and fund investments.

Operational Risk

We define operational risk as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. This definition includes legal risk, but excludes strategic risk. The loss of event types which fall under this definition are as follows: (1) Internal Fraud (2) External Fraud (3) Employee Practices and Workplace Safety (4) Clients, Products & Business Practices (5) Damage to Physical Assets (6) Business Disruption and System Failures (7) Execution, Delivery & Process Management.

(5) Liquidity and Capital Resources

Liquidity

Overviews

We define liquidity risk as the potential inability to meet financial obligations as they become due. This risk could arise from an inability to access the secured or unsecured debt markets, a deterioration in our credit ratings, a failure to manage unplanned changes in funding requirements, a failure to liquidate assets quickly and with minimal loss in value, or changes in regulatory capital restrictions which may prevent the free flow of funds between different group entities. Liquidity risk could be due both to Nomura-specific and market wide events. Our primary liquidity objective is to ensure continuous liquidity across market cycles and periods of stress, and to ensure that all funding requirements and unsecured debt obligations that fall due within one year can be met without additional unsecured funding or forced liquidation of trading assets.

We have in place a number of liquidity policies designed to achieve our primary liquidity objective. These include (1) ensuring sufficient long term debt to meet our cash capital needs.; (2) maintenance of liquidity portfolios comprising cash and highly liquid unencumbered securities that can be converted into cash to meet our immediate liquidity requirements; (3) diversification of funding sources by currency, products, investor base and maturity in order to minimize reliance on any one source; (4) contingency funding plans and committed, unsecured credit facilities.

The EMB has the authority to make decisions concerning the Nomura’s liquidity management. The Chief Financial Officer (“CFO”) has operational authority and responsibility over Nomura’s liquidity management based on decisions made by the EMB. The CFO and Global Treasury are responsible for monitoring and managing its liquidity in accordance with policies determined by the EMB or other decision-making bodies.

1) Ensure appropriate funding mix. We seek to maintain a surplus of long-term debt and equity above the cash capital requirements of our assets. This enables us to fund the firm for periods of at least one year in a stress event, without needing to raise additional unsecured funding or forcing the liquidation of trading assets. The amount of liquidity required is based on an internal model which incorporates the following requirements.

i.	Our ability to finance assets using secured funding, including repurchase agreements and securities lending transactions. The cash capital requirements are calculated using conservative estimates of the secured borrowing capacity in stressed scenarios.

ii.	Goodwill and identifiable intangible assets, property, equipment and other illiquid assets.

iii.	Collateral requirements on derivative contracts arising as a result of a two-notch downgrade in our credit rating. In addition, other unencumbered assets held at exchanges for chaining requirements are also funded with long-term liquidity.

iv.	Commitments to lend to external counterparties based on the probability of drawdown.

v.	Capital or other forms of financing in our regulated subsidiaries that is in excess of their long-term cash capital requirements.

Our internal model is calculated at the group company level in order to take into account legal, regulatory and tax restrictions that may impact the transfer of liquidity among group companies.

2) Diversify unsecured funding sources. We seek to reduce refinancing risk through diversification of our funding sources. We diversify funding by product, investor and market in order to reduce our reliance on any one funding source. We benefit by distributing a significant portion of our debt through our retail and institutional sales force to a diversified global investor base.

3) Unsecured Funding Management. We manage the overall level of unsecured funding and set internal limits on the additional amount of unsecured funding available across the Company. The availability of unsecured funding is set by the EMB and monitored closely by Global Treasury.

4) Maintain Liquidity Portfolios. To ensure a readily available source of liquidity, we have structured our liquidity portfolio under the assumption that in certain instances, legal and regulatory requirements can restrict the flow of funds between entities in Nomura and funds or securities might not freely move among us.

We maintain a liquidity portfolio at Nomura in the form of cash and highly liquid, unencumbered securities that may be sold or pledged to provide liquidity.

The size and structure of our liquidity portfolio takes into account immediate cash requirements arising from:

i.	Upcoming maturities of unsecured debt (maturities less than 1 year);

ii.	Potential buybacks of our outstanding debt;

iii.	Loss of secured funding lines particularly for less liquid assets, over and above our cash capital estimates;

iv.	Normal business volatility; and

v.	Cash and collateral outflows in the event of a stress event

We constantly evaluate and modify our liquidity risk assumptions based on regulatory and market changes. The model we use in order to simulate the impact of the stress scenario assumes no liquidation of assets, no ability to issue additional unsecured funding, a widening of haircuts on outstanding repo funding, collectivization of clearing banks and depositories, drawdowns on loan commitments, among others.

5) Maintain Committed Bank Facilities. In addition to our liquidity portfolio, we maintain undrawn committed facilities with a group of globally recognized banks in order to provide contingent financing sources. We have structured the facilities to ensure that the maturity dates of these facilities are evenly distributed throughout the year in order to prevent excessive maturities of facilities in any given period. Whilst the ability to borrow under these facilities is subject to customary lending conditions and covenants, we do not believe that any of the covenant requirements will impair our ability to draw these facilities. We do not take these funding sources into consideration of our internal model to be more conservative, but maintain the access to those sources. We may occasionally test the effectiveness of our drawdown procedures.

6) Maintenance and testing our Contingency Funding Plan (“CFP”). We have developed a detailed CFP. As part of the CFP, we have developed an approach for analyzing and specifying the extent of any liquidity events. This allows us to estimate the likely impact of both a Nomura-specific and market-wide crises; and specifies the immediate action to be taken to mitigate any risk. The CFP lists details of key internal and external parties to be contacted and the processes by which information is to be disseminated. The CFP has been developed at the legal entity level in order to capture specific cash requirements at the local level—it assumes that the parent company does not have access to cash that may be trapped at the subsidiary level due to regulatory, legal or tax constraints. We periodically test the effectiveness of our funding plans for different Nomura-specific events and market-wide events. We also have access to operations at central banks such as Bank of Japan and European Central Bank, which provide financing against various types of securities. These operations are accessed in the normal course of business and are important tools in mitigating contingent risk from market disruptions.

Since November 2009, we have revised the CFP to further integrate liquidity risk control into our comprehensive risk management strategy and to enhance the quantitative aspects of our liquidity risk control procedures. Under the revised CFP, we monitor our liquidity based on an internal model which simulates changes in cash outflow under specified stress scenarios. Such stress scenarios are in turn tailored to the liquidity requirements in view of the risk appetite formulated by the Global Integrated Risk Management Committee, our risk management body functioning under the supervision of the Board of Directors and the EMB. Where the liquidity requirements are not met as a result of the stress test, the CFP specifies an action plan depending on the nature of the contingency.

Cash Flow

Cash and cash equivalents’ balances as of December 31, 2010 and as of December 31, 2009 were ¥1,043.5 billion and ¥545.4 billion respectively. Cash flows from operating activities for the three months ended December 31, 2010 were inflows of ¥622.1 billion mainly due to a decrease in Securities purchased under agreements to resell, net of securities sold under agreements to repurchase and those for December 31, 2009 were outflows of ¥769.3 billion mainly due to an increase of Securities purchased under agreements to resell, net of securities sold under agreements to repurchase. Cash flows from investing activities for the three months ended December 31, 2010 and December 31, 2009 were outflows of ¥162.4 billion and ¥68.6 billion respectively mainly due to an increase in purchases of Office buildings, land, equipment and facilities and Non-trading debt securities. Cash flows from financing activities for the three months ended December 31, 2010 and December 31, 2009 were inflows of ¥59.7 billion and ¥873.6 billion respectively mainly due to an increase in Borrowings.

Consolidated Balance Sheets and Financial Leverage

Total assets as of December 31, 2010, were ¥33,300.9 billion, an increase of ¥1,070.5 billion compared to ¥32,230.4 billion as of March 31, 2010, reflecting an increase in Cash and cash deposits, Collateralized agreements and Trading assets. Total liabilities as of December 31, 2010, were ¥31,222.8 billion, an increase of ¥1,125.4 billion compared to ¥30,097.4 billion as of March 31, 2010, this was mainly due to an increase in Collateralized financing and Long-term borrowings. Total NHI shareholders’ equity as of December 31, 2010 was ¥2,061.5 billion, a decrease of ¥65.4 billion compared to ¥2,126.9 billion as of March 31, 2010, due to a decrease in Accumulated other comprehensive income (loss) and the acquisition of Common stock held in treasury.

We seek to maintain sufficient capital at all times to withstand losses due to extreme market movements. The EMB is responsible for implementing and enforcing capital policies. This includes the determination of our balance sheet size and required capital levels. We continually review our equity capital base to ensure that it can support the economic risk inherent in our business. There are also regulatory requirements for minimum capital of entities that operate in regulated securities or banking businesses.

As leverage ratios are commonly used by other financial institutions similar to Nomura, we voluntarily provide a leverage ratio and an adjusted leverage ratio primarily for benchmarking purpose so that users of our interim report can compare our leverage against other financial institutions. There are currently no regulatory or statutory reporting requirements which require us to disclose leverage ratios.

The following table provides total NHI shareholders’ equity, total assets, adjusted total assets and leverage ratios:

	(Billions of yen, except ratios)
	December 31, 2010	March 31, 2010
Total NHI shareholders’ equity	¥2,061.5	¥2,126.9
Total assets(1)	33,300.9	32,230.4
Adjusted total assets(2)	20,552.9	19,763.2
Leverage ratio(3)	16.2x	15.2x
Adjusted leverage ratio(4)	10.0x	9.3x

(1)	Total assets reconciles to the total assets amount disclosed on the face of our consolidated balance sheets and therefore excludes the fair value of securities transferred to counterparties under repo-to-maturity and certain Japanese securities lending and borrowing transactions which are accounted for as sales rather than collateralized financing arrangements. The fair value of securities derecognized under these agreements has not had a significant impact on our reported leverage and adjusted leverage ratios as of March 31, 2010 and December 31, 2010.
(2)	Adjusted total assets represent total assets less Securities purchased under agreements to resell and Securities borrowed.
(3)	Leverage ratio equals total assets divided by total NHI shareholders’ equity.
(4)	Adjusted leverage ratio equals adjusted total assets divided by total NHI shareholders’ equity.

Our leverage ratio as of December 31, 2010 increased to 16.2 times from 15.2 times as of March 31, 2010. The reasons behind are a decrease in total NHI shareholders’ equity as of December 31, 2010 that was ¥2,061.5 billion compared to ¥2,126.9 billion as of March 31, 2010 and an increase of ¥1,070.5 billion in total assets that was ¥33,300.9 billion as of December 31, 2010, compared to ¥32,230.4 billion as of March 31, 2010.

Our adjusted leverage ratio as of December 31, 2010 increased to 10.0 times from 9.3 times as of March 31, 2010. This is mainly due to an increase of ¥280.8 billion in Securities purchased under agreements to resell and Securities borrowed.

Consolidated Regulatory Requirements

The Financial Services Agency (“FSA”) established the “Guideline for Financial Conglomerate Supervision” (hereinafter referred to as the “Financial Conglomerate Guideline”) in June 2005 and set out the rule on consolidated regulatory capital. We started monitoring the consolidated capital adequacy ratio of Nomura according to the Financial Conglomerate Guideline from April 2005.

Beginning from the end of March, 2009, we elected to calculate the consolidated capital adequacy ratio according to the “Criteria for bank holding companies to judge whether their capital adequacy status is appropriate in light of their own and their subsidiaries’ asset holdings, etc. under Article 52-25 of the Banking Act” (hereinafter referred to as the “Bank Holding Companies Notice”) as permitted under the provision in “the Comprehensive Guidelines for Supervision of Financial Instruments Business Operators, etc.” instead of the Financial Conglomerate Guideline although we continue to be monitored as a financial conglomerate governed by the Financial Conglomerate Guideline.

Under the Financial Conglomerate Guideline, financial conglomerates, defined as the holding companies of financial institutions and its group companies, must maintain the amount of consolidated capital not less than required capital. As we have started the calculation according to the Bank Holding Companies Notice, we convert each risk by multiplying the amount by 12.5; therefore we examine whether we comply by this requirement by confirming that the capital/risk-weighted asset ratio is higher than 8%. As of December 31, 2010, we were in compliance with this requirement, with a ratio of total capital to risk-weighted assets of 25.0%.

The following table presents the Company’s consolidated capital adequacy ratio as of December 31, 2010:

Billions of yen
December 31, 2010
Qualifying Capital
Tier 1 capital	¥1,963.9
Tier 2 capital	652.7
Tier 3 capital	267.8
Deductions	57.8
Total qualifying capital	2,826.6
Risk-Weighted Assets
Credit risk-weighted assets	5,193.1
Market risk equivalent assets	4,687.3
Operational risk equivalent assets	1,415.4
Total risk-weighted assets	11,295.8
Consolidated Capital Adequacy Ratios
Consolidated capital adequacy ratio	25.0%
Tier 1 capital ratio	17.3%

We provide consolidated capital adequacy ratio and Tier 1 capital ratio not only to demonstrate that we are in compliance with the FSA regulatory requirements but also for benchmarking purposes so that users of our report can compare our capital position against other financial groups under same Basel II framework.

(6) Current Challenges

There is no significant change to our current challenges nor new challenges for the three months ended December 31, 2010.

Item 4. Company Information

1. Share Capital Information

(1) Total Number of Shares

A. Number of Authorized Share Capital

Type	Authorized Share Capital (shares)
Common Stock	6,000,000,000
Class 1 preferred stock	200,000,000
Class 2 preferred stock	200,000,000
Class 3 preferred stock	200,000,000
Class 4 preferred stock	200,000,000

Total	6,000,000,000

The “Authorized Share Capital” is stated by the type of stock and the total is the number of authorized share capital as referred in the Articles of Incorporation.

B. Issued Shares

Type	Number of Issued Shares as of December 31, 2010	Number of Issued Shares as of February 14, 2011	Trading Markets	Details
Common Stock	3,719,133,241	3,719,133,241	Tokyo Stock Exchange(*2)	1 unit is 100 shares
			Osaka Securities Exchange(*2)
			Nagoya Stock Exchange(*2)
			Singapore Stock Exchange
			New York Stock Exchange

Total	3,719,133,241	3,719,133,241	—	—

1.	Shares that may have increased from exercise of stock options between February 1, 2011 and as of the submission date (February 14, 2011) are not included in the number of issued shares as of the submission date.
2.	Listed on the First Section of each stock/securities exchange.

(2) Stock Options

A. Stock Acquisition Right

Resolved by the 99th General Shareholders’ Meeting on June 26, 2003

Stock Acquisition Rights No. 3

(As of December 31, 2010)

Number of Stock Acquisition Right	111(1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	111,000

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From June 5, 2006 to June 4, 2011

Issue Price of Shares and Capital Inclusion Price if Shares are issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1

Conditions to Exercise of Stock Acquisition Right	1. Not to be partial exercise of one stock acquisition right.

2.      For a person given Stock Acquisition Right (the “Optionee”) maintains position as a director, executive officer or employee of the Company or the Company’s Subsidiary, during the time between the grant of the stock acquisition rights and the commencement of the exercise period. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by the situations determined in terms of the options.

3.      The Optionee, at the commencement of the exercise period, does not fall within either of the following cases:

a)      The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

1.	1,000 shares will be issued per one stock acquisition right.

Resolved by the 100th General Shareholders’ Meeting on June 25, 2004

Stock Acquisition Rights No. 4

(As of December 31, 2010)

Number of Stock Acquisition Right	1,234(1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	1,234,000

The Amount to be Paid upon Exercising the Stock Acquisition Right(2)	¥1,311 per share

Exercise Period of the Stock Acquisition Right	From July 1, 2006 to June 30, 2011

Issue Price of Shares and Capital Inclusion Price if Shares are issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1,311 Capital Inclusion Price ¥656

Conditions to Exercise of Stock Acquisition Right

1.      Not to be partial exercise of one stock acquisition right.

2.      For a person given Stock Acquisition Right (the “Optionee”) maintains position as a director, executive officer or employee of the Company or the Company’s Subsidiary, during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by the situations determined in terms of the options.

3.      The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:

a)      The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

1.	1,000 shares will be issued per one stock acquisition right.

2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment x	1 Ratio of Split or Consolidation

In the event that the Company issues new shares or sells its treasury shares at a price less than market price (excluding for the exercise of the stock acquisition rights), the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price before Adjustment	x	Number of Outstanding Shares	+	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share
Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the 100th General Shareholders’ Meeting on June 25, 2004

Stock Acquisition Rights No. 5

(As of December 31, 2010)

Number of Stock Acquisition Right	6(1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	6,000

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From April 26, 2007 to April 25, 2012

Issue Price of Shares and Capital Inclusion Price if Shares are issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1

Conditions to Exercise of Stock Acquisition Right

1.      Not to be partial exercise of one stock acquisition right.

2.      For a person given Stock Acquisition Right (the “Optionee”) maintains position as a director, executive officer or employee of the Company or the Company’s Subsidiary during the time between the grant of the stock acquisition rights and the commencement of the exercise period. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by the situations determined in terms of the options.

3.      The Optionee, at the commencement of the exercise period, does not fall within either of the following cases:

a)      The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

1.	1,000 shares will be issued per one stock acquisition right.

Resolved by the 100th General Shareholders’ Meeting on June 25, 2004

Stock Acquisition Rights No. 6

(As of December 31, 2010)

Number of Stock Acquisition Right	191(1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	191,000

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From June 4, 2007 to June 3, 2012

Issue Price of Shares and Capital Inclusion Price if Shares are issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1

Conditions to Exercise of Stock Acquisition Right

1.      Not to be partial exercise of one stock acquisition right.

2.      For a person given Stock Acquisition Right (the “Optionee”) maintains position as a director, executive officer or employee of the Company or the Company’s Subsidiary, during the time between the grant of the stock acquisition rights and the commencement of the exercise period. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by the situations determined in terms of the options.

3.      The Optionee, at the commencement of the exercise period, does not fall within either of the following cases:

a)      The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

1.	1,000 shares will be issued per one stock acquisition right.

Resolved by the 101st General Shareholders’ Meeting on June 28, 2005

Stock Acquisition Rights No. 8

(As of December 31, 2010)

Number of Stock Acquisition Right	15,013(1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	1,501,300

The Amount to be Paid upon Exercising the Stock Acquisition Right(2)	¥1,152 per share

Exercise Period of the Stock Acquisition Right	From July 1, 2007 to June 30, 2012

Issue Price of Shares and Capital Inclusion Price if Shares are issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1,152 Capital Inclusion Price ¥576

Conditions to Exercise of Stock Acquisition Right

1.      Not to be partial exercise of one stock acquisition right.

2.      For a person given Stock Acquisition Right (the “Optionee”) maintains position as a director, executive officer or employee of the Company or the Company’s Subsidiary, during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by the situations determined in terms of the options.

3.      The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:

a)      The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

1.	100 shares will be issued per one stock acquisition right.

2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment x	1
Ratio of Split or Consolidation

In the event that the Company issues new shares or sells its treasury shares at a price less than market price (excluding for the exercise of the stock acquisition rights), the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price before Adjustment	x	Number of Outstanding Shares	+	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share
Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the 101st General Shareholders’ Meeting on June 28, 2005

Stock Acquisition Rights No. 9

(As of December 31, 2010)

Number of Stock Acquisition Right	1,429(1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	142,900

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From April 25, 2008 to April 24, 2013

Issue Price of Shares and Capital Inclusion Price if Shares are issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1

Conditions to Exercise of Stock Acquisition Right

1.      Not to be partial exercise of one stock acquisition right.

2.      For a person given Stock Acquisition Right (the “Optionee”) maintains position as a director, executive officer or employee of the Company or the Company’s Subsidiary, during the time between the grant of the stock acquisition rights and the commencement of the exercise period. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by the situations determined in terms of the options.

3.      The Optionee, at the commencement of the exercise period, does not fall within either of the following cases:

a)      The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

1.	100 shares will be issued per one stock acquisition right.

Resolved by the 101st General Shareholders’ Meeting on June 28, 2005

Stock Acquisition Rights No. 10

(As of December 31, 2010)

Number of Stock Acquisition Right	4,083(1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	408,300

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From June 13, 2008 to June 12, 2013

Issue Price of Shares and Capital Inclusion Price if Shares are issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1,053

Conditions to Exercise of Stock Acquisition Right

1.      Not to be partial exercise of one stock acquisition right.

2.      For a person given Stock Acquisition Right (the “Optionee”) maintains position as a director, executive officer or employee of the Company or the Company’s Subsidiary, during the time between the grant of the stock acquisition rights and the commencement of the exercise period. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by the situations determined in terms of the options.

3.      The Optionee, at the commencement of the exercise period, does not fall within either of the following cases:

a)      The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

1.	100 shares will be issued per one stock acquisition right.

Resolved by the 102nd General Shareholders’ Meeting on June 28, 2006

Stock Acquisition Rights No. 11

(As of December 31, 2010)

Number of Stock Acquisition Right	17,780(1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	1,778,000

The Amount to be Paid upon Exercising the Stock Acquisition Right(2)	¥1,793 per share

Exercise Period of the Stock Acquisition Right	From July 7, 2008 to July 6, 2013

Issue Price of Shares and Capital Inclusion Price if Shares are issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1,793 Capital Inclusion Price ¥1,140

Conditions to Exercise of Stock Acquisition Right

1.      Each stock acquisition right may not be exercised partly.

2.      The Optionee maintains the position of a director, executive officer or employee of the Company or the Company’s Subsidiary, during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary even where the Optionee loses such position as a result of the situations determined in terms of the options.

3.      The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:

a)      The Company or the Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Optionee by warning or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on the Reorganization	—

1.	100 shares will be issued per one stock acquisition right.

2.	In the event that the common stock is split or the common stock is consolidated after the grant of the Stock Acquisition Rights, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen resulting from the adjustment shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment x	1
Ratio of Stock Split or Stock Consolidation

In the event that the Company offers for subscription of the issuance of the new shares of common stock or the disposal of treasury shares of common stock of the Company at a paid-in amount below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (excluding Stock Acquisition Rights (including those attached to bonds with stock subscription rights) which is able to request for the delivery of the common shares of the Company and any other securities or the conversion, replacement or the exercise of the Stock Acquisition Rights and any request for purchase of additional less-than-a-full-unit shares) or in the event of the shares with acquisition request right that the Company issues the common stock of the Company in exchange of its acquisition as prescribed at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (including the grant without any consideration), or in the event that the Company issues the stock acquisition right which is able to request for the delivery of the common stock of the Company (including those attached to bonds with stock subscription rights) and any other securities or rights (including the grant without any consideration) at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price, the Exercise Price shall be adjusted in accordance with the following formula, and any fraction of less than one (1) yen resulting from the adjustment shall be rounded up to the nearest yen.

Adjusted Exercise Price		Exercise Price before Adjustment	x	Number of Outstanding Shares	+	Number of Newly Issued Shares and/or Shares of Common Stock of the Company Disposed of x Paid-in Amount Per Share and/or Disposal Value per Share
	=					Market Price per Share
Number of (Outstanding + Newly Issued Shares)

Resolved by the 102nd General Shareholders’ Meeting on June 28, 2006

Stock Acquisition Rights No. 12

(As of December 31, 2010)

Number of Stock Acquisition Right	47(1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	4,700

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From October 11, 2008 to October 10, 2013

Issue Price of Shares and Capital Inclusion Price if Shares are issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1,105

Conditions to Exercise of Stock Acquisition Right

1.      Each stock acquisition right may not be exercised partly.

2.      The Optionee maintains the position of a director, executive officer or employee of the Company or the Company’s Subsidiary, during the time between the grant of the stock acquisition rights and the commencement of the exercise period. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary even where the Optionee loses such a position as a result of the situations determined in terms of the options.

3.      The Optionee, at the commencement of the exercise period, does not fall within either of the following cases:

a)      The Company or the Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Optionee by warning or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

1.	100 shares will be issued per one stock acquisition right.

Resolved by the 102nd General Shareholders’ Meeting on June 28, 2006

Stock Acquisition Rights No. 13

(As of December 31, 2010)

Number of Stock Acquisition Right	6,502(1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	650,200

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From April 26, 2009 to April 25, 2014

Issue Price of Shares and Capital Inclusion Price if Shares are issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1,165

Conditions to Exercise of Stock Acquisition Right

1.      No Stock Acquisition Right may be exercised partially.

2.      The Optionee maintains a position of as an Executive or Employee, of the Company or the Subsidiary during the period between the granting of the Stock Acquisition Right and the commencement of the Exercise Period. The Optionee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Optionee loses such position as a result of the situations determined in terms of the options.

3.      The Optionee, at the commencement of the exercise period, does not fall within either of the following cases:

a)      The Company or the Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Optionee by warning or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

1.	100 shares will be issued per one stock acquisition right.

Resolved by the 102nd General Shareholders’ Meeting on June 28, 2006

Stock Acquisition Rights No. 14

(As of December 31, 2010)

Number of Stock Acquisition Right	6,524(1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	652,400

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From June 22, 2009 to June 21, 2014

Issue Price of Shares and Capital Inclusion Price if Shares are issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1,278

Conditions to Exercise of Stock Acquisition Right

1.      No Stock Acquisition Right may be exercised partially.

2.      The Optionee maintains a position as an Executive or Employee of the Company or the Subsidiary during the period between the granting of the Stock Acquisition Right and the commencement of the Exercise Period. The Optionee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Optionee loses such position as a result of the situations determined in terms of the options.

3.      The Optionee, at the commencement of the exercise period, does not fall within either of the following cases:

a)      The Company or the Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Optionee by warning or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

1.	100 shares will be issued per one stock acquisition right.

Stock Acquisition Rights No. 15

(As of December 31, 2010))

Number of Stock Acquisition Right	1,130(1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	113,000

The Amount to be Paid upon Exercising the Stock Acquisition Right(2)	¥1,940 per share

Exercise Period of the Stock Acquisition Right	From August 2, 2009 to August 1, 2014

Issue Price of Shares and Capital Inclusion Price if Shares are issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1,940 Capital Inclusion Price ¥1,219

Conditions to Exercise of Stock Acquisition Right

1.      No Stock Acquisition Right may be exercised partially.

2.      The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition right and the exercise. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3.      A Grantee does not fall within either of the following cases at the time of exercising the stock acquisition rights.

a)      The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

1.	100 shares will be issued per one stock acquisition right.

2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment x	1
Ratio of Split or Consolidation

In the event that the Company offers for subscription of the issuance of the new shares of common stock or the disposal of treasury shares of common stock of the Company at a paid-in amount below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (excluding Stock Acquisition Rights (including those attached to bonds with stock subscription rights) which is able to request for the delivery of the common shares of the Company and any other securities or the conversion, replacement or the exercise of the Stock Acquisition Rights and any request for purchase of additional less-than-a-full-unit shares) or in the event of the shares with acquisition request right that the Company issues the common stock of the Company in exchange of its acquisition as prescribed at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (including the grant without any consideration), or in the event that the Company issues the stock acquisition right which is able to request for the delivery of the common stock of the Company (including those attached to bonds with stock subscription rights) and any other securities or rights (including the grant without any consideration) at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price, the Exercise Price shall be adjusted in accordance with the following formula, and any fraction of less than one (1) yen resulting from the adjustment shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price before Adjustment	x	Number of Outstanding Shares	+	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share
Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the 103rd General Shareholders’ Meeting on June 27, 2007

Stock Acquisition Rights No. 16

(As of December 31, 2010)

Number of Stock Acquisition Right	18,590(1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	1,859,000

The Amount to be Paid upon Exercising the Stock Acquisition Right(2)	¥1,940 per share

Exercise Period of the Stock Acquisition Right	From August 2, 2009 to August 1, 2014

Issue Price of Shares and Capital Inclusion Price if Shares are issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1,940 Capital Inclusion Price ¥1,219

Conditions to Exercise of Stock Acquisition Right

1.      No Stock Acquisition Right may be exercised partially.

2.      The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition right and the exercise. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3.      A Grantee does not fall within either of the following cases at the time of exercising the stock acquisition rights.

a)      The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

1.	100 shares will be issued per one stock acquisition right.

2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment x	1
Ratio of Split or Consolidation

In the event that the Company offers for subscription of the issuance of the new shares of common stock or the disposal of treasury shares of common stock of the Company at a paid-in amount below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (excluding Stock Acquisition Rights (including those attached to bonds with stock subscription rights) which is able to request for the delivery of the common shares of the Company and any other securities or the conversion, replacement or the exercise of the Stock Acquisition Rights and any request for purchase of additional less-than-a-full-unit shares) or in the event of the shares with acquisition request right that the Company issues the common stock of the Company in exchange of its acquisition as prescribed at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (including the grant without any consideration), or in the event that the Company issues the stock acquisition right which is able to request for the delivery of the common stock of the Company (including those attached to bonds with stock subscription rights) and any other securities or rights (including the grant without any consideration) at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price, the Exercise Price shall be adjusted in accordance with the following formula, and any fraction of less than one (1) yen resulting from the adjustment shall be rounded up to the nearest yen.

Adjusted Exercise Price		Exercise Price before Adjustment		Number of Outstanding Shares	+	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share
	=		x			Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the 103rd General Shareholders’ Meeting on June 27, 2007

Stock Acquisition Rights No. 17

(As of December 31, 2010)

Number of Stock Acquisition Right	4,963(1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	496,300

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From August 2, 2009 to August 1, 2014

Issue Price of Shares and Capital Inclusion Price if Shares are issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1,105

Conditions to Exercise of Stock Acquisition Right

1.      No Stock Acquisition Right may be exercised partially.

2.      The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition right and the commencement of the exercise period. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3.      A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a)      The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

1.	100 shares will be issued per one stock acquisition right.

Resolved by the 103rd General Shareholders’ Meeting on June 27, 2007

Stock Acquisition Rights No. 18

(As of December 31, 2010)

Number of Stock Acquisition Right	218(1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	21,800

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From October 20, 2009 to October 19, 2014

Issue Price of Shares and Capital Inclusion Price if Shares are issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥972

Conditions to Exercise of Stock Acquisition Right

1.      No Stock Acquisition Right may be exercised partially.

2.      The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition right and the commencement of the exercise period. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3.      A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a)      The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

1.	100 shares will be issued per one stock acquisition right.

Resolved by the 103rd General Shareholders’ Meeting on June 27, 2007

Stock Acquisition Rights No. 19

(As of December 31, 2010)

Number of Stock Acquisition Right	12,912(1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	1,291,200

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From April 24, 2010 to April 23, 2015

Issue Price of Shares and Capital Inclusion Price if Shares are issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥806

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.

2.      The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition right and the commencement of the exercise period. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3.      A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a)      The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of Stock Acquisition Right Attendant on Reorganization	—

1.	100 shares will be issued per one stock acquisition right.

Stock Acquisition Rights No. 20

(As of December 31, 2010)

Number of Stock Acquisition Right	1,523(1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	152,300

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From June 24, 2010 to June 23, 2015

Issue Price of Shares and Capital Inclusion Price if Shares are issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥819

Conditions to Exercise of Stock Acquisition Right

1.      No Stock Acquisition Right may be exercised partially.

2.      The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition right and the commencement of the exercise period. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3.      A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a)      The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

1.	100 shares will be issued per one stock acquisition right.

Resolved by the 103rd General Shareholders’ Meeting on June 27, 2007

Stock Acquisition Rights No. 21

(As of December 31, 2010)

Number of Stock Acquisition Right	5,088(1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	508,800

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From June 24, 2010 to June 23, 2015

Issue Price of Shares and Capital Inclusion Price if Shares are issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥819

Conditions to Exercise of Stock Acquisition Right

1.      No Stock Acquisition Right may be exercised partially.

2.      The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition right and the commencement of the exercise period. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3.      A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a)      The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

1.	100 shares will be issued per one stock acquisition right.

Stock Acquisition Rights No. 22

(As of December 31, 2010)

Number of Stock Acquisition Right	1,100(1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	110,000

The Amount to be Paid upon Exercising the Stock Acquisition Right(2)	¥1,333 per share

Exercise Period of the Stock Acquisition Right	From August 6, 2010 to August 5, 2015

Issue Price of Shares and Capital Inclusion Price if Shares are issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1,333 Capital Inclusion Price ¥808

Conditions to Exercise of Stock Acquisition Right

1.      No Stock Acquisition Right may be exercised partially.

2.      The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition right and the exercise. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3.      Grantee does not fall within either of the following cases at the time of exercising the stock acquisition right.

a)      The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

1.	100 shares will be issued per one stock acquisition right.

2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment x	1
Ratio of Split or Consolidation

In the event that the Company offers for subscription of the issuance of the new shares of common stock or the disposal of treasury shares of common stock of the Company at a paid-in amount below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (excluding Stock Acquisition Rights (including those attached to bonds with stock subscription rights) which is able to request for the delivery of the common shares of the Company and any other securities or the conversion, replacement or the exercise of the Stock Acquisition Rights and any request for purchase of additional less-than-a-full-unit shares) or in the event of the shares with acquisition request right that the Company issues the common stock of the Company in exchange of its acquisition as prescribed at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (including the grant without any consideration), or in the event that the Company issues the stock acquisition right which is able to request for the delivery of the common stock of the Company (including those attached to bonds with stock subscription rights) and any other securities or rights (including the grant without any consideration) at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price, the Exercise Price shall be adjusted in accordance with the following formula, and any fraction of less than one (1) yen resulting from the adjustment shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price before Adjustment	x	Number of Outstanding Shares	+	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share
Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the 104th General Shareholders’ Meeting on June 26, 2008

Stock Acquisition Rights No. 23

(As of December 31, 2010)

Number of Stock Acquisition Right	19,400(1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	1,940,000

The Amount to be Paid upon Exercising the Stock Acquisition Right(2)	¥1,333 per share

Exercise Period of the Stock Acquisition Right	From August 6, 2010 to August 5, 2015

Issue Price of Shares and Capital Inclusion Price if Shares are issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1,333 Capital Inclusion Price ¥808

Conditions to Exercise of Stock Acquisition Right

1.      No Stock Acquisition Right may be exercised partially.

2.      The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition right and the exercise. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3.      A Grantee does not fall within either of the following cases at the time of exercising the stock acquisition right.

a)      The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

1.	100 shares will be issued per one stock acquisition right.

2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment x	1
Ratio of Split or Consolidation

In the event that the Company offers for subscription of the issuance of the new shares of common stock or the disposal of treasury shares of common stock of the Company at a paid-in amount below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (excluding Stock Acquisition Rights (including those attached to bonds with stock subscription rights) which is able to request for the delivery of the common shares of the Company and any other securities or the conversion, replacement or the exercise of the Stock Acquisition Rights and any request for purchase of additional less-than-a-full-unit shares) or in the event of the shares with acquisition request right that the Company issues the common stock of the Company in exchange of its acquisition as prescribed at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (including the grant without any consideration), or in the event that the Company issues the stock acquisition right which is able to request for the delivery of the common stock of the Company (including those attached to bonds with stock subscription rights) and any other securities or rights (including the grant without any consideration) at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price, the Exercise Price shall be adjusted in accordance with the following formula, and any fraction of less than one (1) yen resulting from the adjustment shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price before Adjustment	x	Number of Outstanding Shares	+	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share
Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Stock Acquisition Rights No. 24

(As of December 31, 2010)

Number of Stock Acquisition Right	30(1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	3,000

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From August 6, 2010 to August 5, 2015

Issue Price of Shares and Capital Inclusion Price if Shares are issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥747

Conditions to Exercise of Stock Acquisition Right

1.      No Stock Acquisition Right may be exercised partially.

2.      The Grantee maintains an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition right and the commencement of the exercise period. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3.      A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a)      The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

1.	100 shares will be issued per one stock acquisition right.

Stock Acquisition Rights No. 26

(As of December 31, 2010)

Number of Stock Acquisition Right	156(1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	15,600

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From November 11, 2010 to November 10, 2015

Issue Price of Shares and Capital Inclusion Price if Shares are issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥488

Conditions to Exercise of Stock Acquisition Right

1.      No Stock Acquisition Right may be exercised partially.

2.      The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition right and the commencement of the exercise period. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3.      A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a)      The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

1.	100 shares will be issued per one stock acquisition right.

Resolved by the 104th General Shareholders’ Meeting on June 26, 2008

Stock Acquisition Rights No. 27

(As of December 31, 2010)

Number of Stock Acquisition Right	698(1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	69,800

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From November 11, 2010 to November 10, 2015

Issue Price of Shares and Capital Inclusion Price if Shares are issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥488

Conditions to Exercise of Stock Acquisition Right

1.      No Stock Acquisition Right may be exercised partially.

2.      The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition right and the commencement of the exercise period. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3.      A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a)      The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

1.	100 shares will be issued per one stock acquisition right.

Resolved by the 104th General Shareholders’ Meeting on June 26, 2008

Stock Acquisition Rights No. 28

(As of December 31, 2010)

Number of Stock Acquisition Right	76,776(1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	7,677,600

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From May 1, 2011 to April 30, 2016

Issue Price of Shares and Capital Inclusion Price if Shares are issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥295

Conditions to Exercise of Stock Acquisition Right

1.      No Stock Acquisition Right may be exercised partially.

2.      The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition right and the commencement of the exercise period. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3.      A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a)      The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

1.	100 shares will be issued per one stock acquisition right.

Stock Acquisition Rights No. 29

(As of December 31, 2010)

Number of Stock Acquisition Right	4,811(1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	481,100

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From June 17, 2011 to June 16, 2016

Issue Price of Shares and Capital Inclusion Price if Shares are issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥409

Conditions to Exercise of Stock Acquisition Right

1.      No Stock Acquisition Right may be exercised partially.

2.      The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition right and the commencement of the exercise period. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3.      A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a)      The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

1.	100 shares will be issued per one stock acquisition right.

Resolved by the 104th General Shareholders’ Meeting on June 26, 2008

Stock Acquisition Rights No. 30

(As of December 31, 2010)

Number of Stock Acquisition Right	10,793(1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	1,079,300

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From June 17, 2011 to June 16, 2016

Issue Price of Shares and Capital Inclusion Price if Shares are issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥409

Conditions to Exercise of Stock Acquisition Right

1.      No Stock Acquisition Right may be exercised partially.

2.      The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition right and the commencement of the exercise period. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3.      A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a)      The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

1.	100 shares will be issued per one stock acquisition right.

Stock Acquisition Rights No. 31

(As of December 31, 2010)

Number of Stock Acquisition Right	1,760(1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	176,000

The Amount to be Paid upon Exercising the Stock Acquisition Right(2)	¥757 per share

Exercise Period of the Stock Acquisition Right	From August 6, 2011 to August 5, 2016

Issue Price of Shares and Capital Inclusion Price if Shares are issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥757 Capital Inclusion Price ¥465

Conditions to Exercise of Stock Acquisition Right

1.      No Stock Acquisition Right may be exercised partially.

2.      The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition right and the exercise. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3.      A Grantee does not fall within either of the following cases at the time of exercising the stock acquisition right.

a)      The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

1.	100 shares will be issued per one stock acquisition right.

2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment x	1
Ratio of Split or Consolidation

In the event that the Company offers for subscription of the issuance of the new shares of common stock or the disposal of treasury shares of common stock of the Company at a paid-in amount below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (excluding Stock Acquisition Rights (including those attached to bonds with stock subscription rights) which is able to request for the delivery of the common shares of the Company and any other securities or the conversion, replacement or the exercise of the Stock Acquisition Rights and any request for purchase of additional less-than-a-full-unit shares) or in the event of the shares with acquisition request right that the Company issues the common stock of the Company in exchange of its acquisition as prescribed at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (including the grant without any consideration), or in the event that the Company issues the stock acquisition right which is able to request for the delivery of the common stock of the Company (including those attached to bonds with stock subscription rights) and any other securities or rights (including the grant without any consideration) at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price, the Exercise Price shall be adjusted in accordance with the following formula, and any fraction of less than one (1) yen resulting from the adjustment shall be rounded up to the nearest yen.

Adjusted Exercise Price		Exercise Price before Adjustment		Number of Outstanding Shares	+	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share
	=		x			Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the 105th General Shareholders’ Meeting on June 25, 2009

Stock Acquisition Rights No. 32

(As of December 31, 2010)

Number of Stock Acquisition Right	23,705(1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	2,370,500

The Amount to be Paid upon Exercising the Stock Acquisition Right(2)	¥757 per share

Exercise Period of the Stock Acquisition Right	From August 6, 2011 to August 5, 2016

Issue Price of Shares and Capital Inclusion Price if Shares are issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥757 Capital Inclusion Price ¥465

Conditions to Exercise of Stock Acquisition Right

1.      No Stock Acquisition Right may be exercised partially.

2.      The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition right and the exercise. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3.      A Grantee does not fall within either of the following cases at the time of exercising the stock acquisition right.

a)      The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

1.	100 shares will be issued per one stock acquisition right.

2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment x	1
Ratio of Split or Consolidation

In the event that the Company offers for subscription of the issuance of the new shares of common stock or the disposal of treasury shares of common stock of the Company at a paid-in amount below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (excluding Stock Acquisition Rights (including those attached to bonds with stock subscription rights) which is able to request for the delivery of the common shares of the Company and any other securities or the conversion, replacement or the exercise of the Stock Acquisition Rights and any request for purchase of additional less-than-a-full-unit shares) or in the event of the shares with acquisition request right that the Company issues the common stock of the Company in exchange of its acquisition as prescribed at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (including the grant without any consideration), or in the event that the Company issues the stock acquisition right which is able to request for the delivery of the common stock of the Company (including those attached to bonds with stock subscription rights) and any other securities or rights (including the grant without any consideration) at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price, the Exercise Price shall be adjusted in accordance with the following formula, and any fraction of less than one (1) yen resulting from the adjustment shall be rounded up to the nearest yen.

Adjusted Exercise Price		Exercise Price before Adjustment		Number of Outstanding Shares	+	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share
	=		x	Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the 105th General Shareholders’ Meeting on June 25, 2009

Stock Acquisition Rights No. 33

(As of December 31, 2010)

Number of Stock Acquisition Right	5,884(1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	588,400

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From November 26, 2011 to November 25, 2016

Issue Price of Shares and Capital Inclusion Price if Shares are issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥297

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.

2.      The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition right and the commencement of the exercise period. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3.      A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a)      The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

1.	100 shares will be issued per one stock acquisition right.

Stock Acquisition Rights No. 34

(As of December 31, 2010)

Number of Stock Acquisition Right	22,086(1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	2,208,600

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From May 19, 2012 to May 18, 2017

Issue Price of Shares and Capital Inclusion Price if Shares are issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥293

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.

2.      The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition rights and the commencement of the exercise period.

The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3.      A Grantee does not fall within either of the following cases at the time of the exercising the stock acquisition right.

a)      The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

1.	100 shares will be issued per one stock acquisition right.

Resolved by the 105th General Shareholders’ Meeting on June 25, 2009

Stock Acquisition Rights No. 35

(As of December 31, 2010)

Number of Stock Acquisition Right	85,056(1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	8,505,600

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From May 19, 2012 to May 18, 2017

Issue Price of Shares and Capital Inclusion Price if Shares are issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥293

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.

2.      The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition rights and the commencement of the exercise period.

The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3.      A Grantee does not fall within either of the following cases at the time of the exercising the stock acquisition right.

a)      The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

1.	100 shares will be issued per one stock acquisition right.

Resolved by the 105th General Shareholders’ Meeting on June 25, 2009

Stock Acquisition Rights No. 36

(As of December 31, 2010)

Number of Stock Acquisition Right	28,780(1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	2,878,000

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From May 19, 2013 to May 18, 2017

Issue Price of Shares and Capital Inclusion Price if Shares are issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥293

Conditions to Exercise of Stock Acquisition Right

1.      No Stock Acquisition Right may be exercised partially.

2.      The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition rights and the commencement of the exercise period.

The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3.      A Grantee does not fall within either of the following cases at the time of the exercising the stock acquisition right.

a)      The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

1.	100 shares will be issued per one stock acquisition right.

Stock Acquisition Rights No. 37

(As of December 31, 2010)

Number of Stock Acquisition Right	334,110(1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	33,411,000

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From April 30, 2012 to April 29, 2017

Issue Price of Shares and Capital Inclusion Price if Shares are issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥328

Conditions to Exercise of Stock Acquisition Right

1.      No Stock Acquisition Right may be exercised partially.

2.      The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition rights and the commencement of the exercise period.

The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3.      A Grantee does not fall within either of the following cases at the time of the exercising the stock acquisition right.

a)      The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

1.	100 shares will be issued per one stock acquisition right.

Stock Acquisition Rights No. 38

(As of December 31, 2010)

Number of Stock Acquisition Right	109,687(1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	10,968,700

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From April 30, 2013 to April 29, 2018

Issue Price of Shares and Capital Inclusion Price if Shares are issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥328

Conditions to Exercise of Stock Acquisition Right

1.      No Stock Acquisition Right may be exercised partially.

2.      The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition rights and the commencement of the exercise period.

The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3.      A Grantee does not fall within either of the following cases at the time of the exercising the stock acquisition right.

a)      The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

1.	100 shares will be issued per one stock acquisition right.

Stock Acquisition Rights No. 39

(As of December 31, 2010)

Number of Stock Acquisition Right	28,650(1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	2,865,000

The Amount to be Paid upon Exercising the Stock Acquisition Right(2)	¥487 per share

Exercise Period of the Stock Acquisition Right	From November 16, 2012 to November 15, 2017

Issue Price of Shares and Capital Inclusion Price if Shares are issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥487 Capital Inclusion Price ¥307

Conditions to Exercise of Stock Acquisition Right

1.      No Stock Acquisition Right may be exercised partially.

2.      The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition right and the exercise. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3.      A Grantee does not fall within either of the following cases at the time of exercising the stock acquisition right.

a)      The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

1.	100 shares will be issued per one stock acquisition right.

2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment x	1
Ratio of Split or Consolidation

In the event that the Company offers for subscription of the issuance of the new shares of common stock or the disposal of treasury shares of common stock of the Company at a paid-in amount below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (excluding Stock Acquisition Rights (including those attached to bonds with stock subscription rights) which is able to request for the delivery of the common shares of the Company and any other securities or the conversion, replacement or the exercise of the Stock Acquisition Rights and any request for purchase of additional less-than-a-full-unit shares) or in the event of the shares with acquisition request right that the Company issues the common stock of the Company in exchange of its acquisition as prescribed at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (including the grant without any consideration), or in the event that the Company issues the stock acquisition right which is able to request for the delivery of the common stock of the Company (including those attached to bonds with stock subscription rights) and any other securities or rights (including the grant without any consideration) at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price, the Exercise Price shall be adjusted in accordance with the following formula, and any fraction of less than one (1) yen resulting from the adjustment shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price before Adjustment	x	Number of Outstanding Shares	+	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share
Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

(3) Exercise of moving strike bonds with subscription warrant

None

(4) Rights plan

None

(5) Changes in Issued Shares, Shareholders’ Equity, etc.

Date	Increase/Decrease of Issued Shares	Total Issued Shares	Increase/Decrease of Shareholders’ Equity (Millions of yen)	Shareholders’ Equity (Millions of yen)	Increase/Decrease of Additional paid-in capital (Millions of yen)	Additional paid-in capital (Millions of yen)
December 31, 2010	—	3,719,133,241	—	594,493	—	524,197

(6) Major Shareholders

As the Company did not receive any copy of the Major Shareholdings Report during the current period, the Company is unaware of any change in the existing major shareholders.

The following table shows our major shareholders as of December 31, 2010.

		As of December 31, 2010
Name	Address	Shares Held (thousand shares)	Percentage of Issued Shares (%)
Japan Trustee Services Bank, Ltd. (Trust Account)	1-8-11, Harumi, Chuo-Ku, Tokyo, Japan	212,404	5.71
The Master Trust Bank of Japan, Ltd. (Trust Account)	2-11-3, Hamamatsu-cho, Minato-Ku, Tokyo, Japan	166,494	4.48
State Street Bank and Trust Company	Boston, Massachusetts, U.S.A.	108,103	2.91
SSBT OD 05 Omnibus Account Treaty Clients	338 Pitt Street, Sydney, New South Wales, Australia	73,018	1.96
The Chase Manhattan Bank N.A. London S.L. Omnibus Account	Woolgate House, Coleman Street, London, England	54,353	1.46
Japan Trustee Services Bank, Ltd (Trust Account 9)	1-8-11, Harumi, Chuo-Ku, Tokyo, Japan	51,927	1.40
The Bank of New York Mellon as Depository Bank for Depository Receipt Holders	101 Barclays Street, New York, New York, U.S.A.	46,681	1.26
Japan Trustee Services Bank, Ltd. (Trust Account 4)	1-8-11, Harumi, Chuo-Ku, Tokyo, Japan	32,516	0.87
The Bank of New York JASDEC Treaty Account	35 Des Arts Avenue, Brussels, Belgium	31,489	0.85
State Street Bank and Trust Company 505041	12 Nicholas Lane, London, England	30,588	0.82

Total		807,573	21.72

The Company has 117,689 thousand shares of treasury stock as of December 31, 2010 which is not included in the Major Shareholders list above.

(7) Voting Rights

A. Outstanding Shares

As of December 31, 2010
	Number of Shares		Number of Votes	Description
Stock without voting right	—		—	—
Stock with limited voting right (Treasury stocks, etc.)	—		—	—
Stock with limited voting right (Others)	—		—	—
Stock with full voting right (Treasury stocks, etc.)	(Treasury Stocks	)	—	—
	Common stock 117,689,400 (Crossholding Stocks	)	—	—
Common stock 1,000,000
Stock with full voting right (Others)	Common stock 3,598,572,300		35,985,723	—
Shares less than 1 unit	Common stock 1,871,541		—	Shares less than 1 unit (100 shares)

Total Shares Issued	3,719,133,241		—	—

Voting Rights of Total Shareholders	—		35,985,723	—

2,000 shares held by Japan Securities Depository Center, Inc. are included in Stock with full voting right (Others). 62 treasury stocks are included in Shares less than 1 unit.

B. Treasury Stocks

		As of December 31, 2010
Name	Address	Directly held shares	Indirectly held shares	Total	Percentage of Issued Shares (%)
(Treasury Stocks)
Nomura Holdings, Inc.	1-9-1, Nihonbashi, Chuo-Ku, Tokyo, Japan	117,689,400	—	117,689,400	3.16
(Crossholding Stocks)
Nomura Research Institute, Ltd.	1-6-5, Marunouchi, Chiyoda-Ku, Tokyo, Japan	1,000,000	—	1,000,000	0.03

Total	—	118,689,400	—	118,689,400	3.19

2. Share Price History

Monthly Highs and Lows during the current period

Month	April, 2010	May, 2010	June, 2010	July, 2010	August, 2010	September, 2010	October 2010	November, 2010	December, 2010
High (Yen)	717	641	572	507	522	486	456	507	536
Low (Yen)	647	544	482	451	467	403	397	395	471

Prices on the First Section of Tokyo Stock Exchange.

Item 5. Financial Information

1	Preparation Method of Consolidated Financial Statements

(1)	Pursuant to the Supplementary Provision Section 6-2 of “Cabinet Office Order to Amend Certain Provisions of Regulations Concerning the Terminology, Forms and Preparation Methods of Consolidated Financial Statements” (Cabinet Office Ordinance No. 73, 2009) and Section 93 of “Regulations Concerning the Terminology, Forms and Preparation Methods of Quarterly Consolidated Financial Statements” (Cabinet Office Ordinance No. 64, 2007) prior to its amendment, the consolidated financial statements have been prepared in accordance with accounting principles, procedures, and disclosures which are required in order to issue American Depositary Shares, i.e., the accounting principles generally accepted in the United States of America.

(2)	The consolidated financial statements have been prepared by making necessary adjustments to the financial statements of each consolidated company which were prepared in accordance with the accounting principles generally accepted in each country. Such adjustments have been made to comply with the principles noted in (1) above.

2	Quarterly Review Certificate

Under articles No.193-2 Section 1 of the Financial Instruments and Exchange Act, Ernst & Young ShinNihon LLC performed quarterly reviews of the consolidated financial statements for the three and nine months ended December 31, 2009 and for the three and nine months ended December 31, 2010.

<Note>

Although Ernst & Young ShinNihon LLC reported that they applied limited procedures in accordance with professional standards in Japan on the interim consolidated financial statements, prepared in Japanese, for the three and nine months ended December 31, 2009 and for the three and nine months ended December 31, 2010, they have not performed any such limited procedures nor have they performed an audit on the English translated version of the consolidated financial statements for the above-mentioned periods which are included in this current report on Form 6-K.

1. Consolidated Financial Statements

(1) Consolidated Balance Sheets (UNAUDITED)

		Millions of yen
	Notes	December 31, 2010	March 31, 2010
ASSETS
Cash and cash deposits:
Cash and cash equivalents		¥1,043,487	¥1,020,647
Time deposits		420,531	196,909
Deposits with stock exchanges and other segregated cash		197,953	134,688

Cash and cash deposits, Total		1,661,971	1,352,244

Loans and receivables:
Loans receivable (including ¥600,988 million and ¥692,232 million measured at fair value by applying the fair value option as of December 31, 2010 and March 31, 2010)	*3, 7	1,228,686	1,310,375
Receivables from customers		19,416	59,141
Receivables from other than customers		749,156	707,623
Allowance for doubtful accounts	*7	(5,450)	(5,425)

Loans and receivables, Total		1,991,808	2,071,714

Collateralized agreements:
Securities purchased under agreements to resell		7,191,833	7,073,926
Securities borrowed		5,556,224	5,393,287

Collateralized agreements, Total		12,748,057	12,467,213

Trading assets and private equity investments:
Trading assets (including securities pledged as collateral of ¥4,502,048 million as of December 31, 2010 and ¥3,921,863 million as of March 31, 2010; including ¥16,157 million and ¥18,546 million measured at fair value by applying the fair value option as of December 31, 2010 and March 31, 2010)	*3, 4	14,755,611	14,374,028
Private equity investments (including ¥62,520 million and ¥61,918 million measured at fair value by applying the fair value option as of December 31, 2010 and March 31, 2010)	*3	297,405	326,254

Trading assets and private equity investments, Total		15,053,016	14,700,282

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥299,223 million as of December 31, 2010 and ¥273,616 million as of March 31, 2010)		382,275	357,194
Non-trading debt securities	*3	556,271	308,814
Investments in equity securities	*3	94,341	122,948
Investments in and advances to affiliated companies	*7	247,176	251,273
Other	*3, 9	565,992	598,746

Other assets, Total		1,846,055	1,638,975

Total assets		¥33,300,907	¥32,230,428

(1) Consolidated Balance Sheets—(Continued) (UNAUDITED)

		Millions of yen
	Notes	December 31, 2010	March 31, 2010
LIABILITIES AND EQUITY
Short-term borrowings (including ¥206,687 million and ¥103,975 million measured at fair value by applying the fair value option as of December 31, 2010 and March 31, 2010)	*3	¥1,002,591	¥1,301,664
Payables and deposits:
Payables to customers		589,706	705,302
Payables to other than customers		315,154	374,522
Deposits received at banks		745,843	448,595

Payables and deposits, Total		1,650,703	1,528,419

Collateralized financing:
Securities sold under agreements to repurchase		9,337,387	8,078,020
Securities loaned		1,529,125	1,815,981
Other secured borrowings		1,056,092	1,322,480

Collateralized financing, Total		11,922,604	11,216,481

Trading liabilities	*3, 4	8,128,267	8,356,806
Other liabilities	*3, 9	466,490	494,983
Long-term borrowings (including ¥2,245,939 million and ¥1,839,251 million measured at fair value by applying the fair value option as of December 31, 2010 and March 31, 2010)	*3	8,052,164	7,199,061

Total liabilities		31,222,819	30,097,414

Commitments and contingencies	*14
Equity:
Nomura Holdings, Inc. (“NHI”) shareholders’ equity:
Common stock
No par value shares;
Authorized—6,000,000,000 shares as of December 31, 2010 and March 31, 2010
Issued—3,719,133,241 shares as of December 31, 2010 and March 31, 2010
Outstanding—3,600,380,812 shares as of December 31, 2010 and 3,669,044,614 shares as of March 31, 2010		594,493	594,493
Additional paid-in capital		642,474	635,828
Retained earnings		1,071,839	1,074,213
Accumulated other comprehensive income (loss)		(149,213)	(109,132)

Total NHI shareholders’ equity before treasury stock		2,159,593	2,195,402
Common stock held in treasury, at cost—118,752,429 shares and 50,088,627 shares as of December 31, 2010 and March 31, 2010		(98,107)	(68,473)

Total NHI shareholders’ equity		2,061,486	2,126,929

Noncontrolling interests		16,602	6,085
Total equity		2,078,088	2,133,014

Total liabilities and equity		¥33,300,907	¥32,230,428

The accompanying notes are an integral part of these consolidated financial statements.

(2) Consolidated Statements of Operations (UNAUDITED)

		Millions of yen
	Notes	Nine months ended December 31, 2009	Nine months ended December 31, 2010
Revenue:
Commissions		¥298,512	¥301,639
Fees from investment banking		89,825	79,232
Asset management and portfolio service fees		98,582	105,685
Net gain on trading		336,100	267,840
Gain (loss) on private equity investments		2,236	(4,295)
Interest and dividends		179,402	252,597
Gain (loss) on investments in equity securities		3,666	(13,922)
Other		32,330	31,692

Total revenue		1,040,653	1,020,468
Interest expense		167,731	189,154

Net revenue		872,922	831,314

Non-interest expenses:
Compensation and benefits		410,953	391,912
Commissions and floor brokerage		64,671	69,051
Information processing and communications		128,003	135,124
Occupancy and related depreciation		65,888	66,104
Business development expenses		19,180	21,368
Other		107,557	91,913

Non-interest expenses, Total		796,252	775,472

Income before income taxes		76,670	55,842
Income tax expense	*12	27,374	37,583

Net income		49,296	18,259

Less: Net income (loss) attributable to noncontrolling interests		(75)	1,497

Net income attributable to NHI shareholders		¥49,371	¥16,762

		Yen	Yen
	Notes	Nine months ended December 31, 2009	Nine months ended December 31, 2010
Per share of common stock:	*10
Basic—
Net income attributable to NHI shareholders per share		¥16.74	¥4.61
Diluted—
Net income attributable to NHI shareholders per share		¥16.67	¥4.59

The accompanying notes are an integral part of these consolidated financial statements.

		Millions of yen
	Notes	Three months ended December 31, 2009	Three months ended December 31, 2010
Revenue:
Commissions		¥101,050	¥100,041
Fees from investment banking		44,516	33,974
Asset management and portfolio service fees		34,235	37,119
Net gain on trading		66,481	104,878
Gain (loss) on private equity investments		2,342	(2,386)
Interest and dividends		67,414	106,880
Gain (loss) on investments in equity securities		(3,827)	2,106
Other		9,377	3,422

Total revenue		321,588	386,034
Interest expense		47,050	90,167

Net revenue		274,538	295,867

Non-interest expenses:
Compensation and benefits		126,239	143,131
Commissions and floor brokerage		22,922	24,013
Information processing and communications		43,919	44,209
Occupancy and related depreciation		21,298	20,507
Business development expenses		6,544	7,429
Other		35,659	28,804

Non-interest expenses, Total		256,581	268,093

Income before income taxes		17,957	27,774
Income tax expense	*12	7,745	14,483

Net income		10,212	13,291

Less: Net income (loss) attributable to noncontrolling interests		(24)	(98)

Net income attributable to NHI shareholders		¥10,236	¥13,389

		Yen	Yen
	Notes	Three months ended December 31, 2009	Three months ended December 31, 2010
Per share of common stock:	*10
Basic—
Net income attributable to NHI shareholders per share		¥2.91	¥3.72
Diluted—
Net income attributable to NHI shareholders per share		¥2.89	¥3.70

The accompanying notes are an integral part of these consolidated financial statements.

(3) Consolidated Statements of Changes in Equity (UNAUDITED)

	Millions of yen
	Nine months ended December 31, 2009	Nine months ended December 31, 2010
Common Stock
Balance at beginning of year	¥321,765	¥594,493
Issuance of common stock	217,728	—
Conversion of convertible bonds	55,000	—

Balance at end of period	594,493	594,493

Additional paid-in capital
Balance at beginning of year	374,413	635,828
Cumulative effect of change in accounting principle(1)	(26,923)	—
Issuance of common stock	228,934	—
Conversion of convertible bonds	55,000	—
Gain on sales of treasury stock	4,816	2,580
Issuance and exercise of common stock options	(3,670)	4,066
Beneficial conversion feature relating to convertible bond	2,959	—
Sale of subsidiary shares to noncontrolling interests	555	—
Other net change in additional paid-in capital	(575)	—

Balance at end of period	635,509	642,474

Retained earnings
Balance at beginning of year	1,038,557	1,074,213
Cumulative effect of change in accounting principle(1)(2)	(6,339)	(4,734)
Net income attributable to NHI shareholders	49,371	16,762
Cash dividends(3)	(11,126)	(14,402)

Balance at end of period	1,070,463	1,071,839

Accumulated other comprehensive income (loss):
Cumulative translation adjustments
Balance at beginning of year	(73,469)	(74,330)
Net change during period	(2,753)	(42,158)

Balance at end of period	(76,222)	(116,488)

Defined benefit pension plans
Balance at beginning of year	(44,968)	(34,802)
Pension liability adjustment	232	2,077

Balance at end of period	(44,736)	(32,725)

Balance at end of period	(120,958)	(149,213)

Common stock held in treasury
Balance at beginning of year	(76,902)	(68,473)
Repurchases of common stock	(13)	(37,375)
Sales of common stock	11	3
Common stock issued to employees	7,099	7,738
Other net change in treasury stock	66	—

Balance at end of period	(69,739)	(98,107)

Total NHI shareholders’ equity

Balance at end of period	2,109,768	2,061,486

Noncontrolling interests
Balance at beginning of year	12,150	6,085
Cash dividends	(51)	(111)
Net income (loss) attributable to noncontrolling interests	(75)	1,497
Accumulated other comprehensive income (loss) attributable to noncontrolling interests
Cumulative translation adjustments	(53)	(1,888)
Purchase / Sale (Disposition) of subsidiary shares, etc., net	(1,112)	0
Other net change in noncontrolling interests	2,678	11,019

Balance at end of period	13,537	16,602

Total equity
Balance at end of period	¥2,123,305	¥2,078,088

(1) Cumulative effect of change in accounting principle for the nine months ended December 31, 2009 was previously reported as Adjustments to initially apply “Contracts in entity’s own equity”.

(2)    Cumulative effect of change in accounting principle for the nine months ended December 31, 2010 are adjustments to initially apply Accounting Standards Updates “ASU” No. 2009-17, “Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities” (“ASU 2009-17”).

(3) Dividends per share	Nine months ended December 31, 2009	¥4.00	Three months ended December 31, 2009	¥0.00
	Nine months ended December 31, 2010	¥4.00	Three months ended December 31, 2010	¥0.00

The accompanying notes are an integral part of these consolidated financial statements.

(4) Consolidated Statements of Comprehensive Income (UNAUDITED)

	Millions of yen
	Nine months ended December 31, 2009	Nine months ended December 31, 2010
Net income	¥49,296	¥18,259
Other comprehensive income (loss):
Change in cumulative translation adjustments, net of tax	(2,806)	(44,046)
Defined benefit pension plans:
Pension liability adjustment	409	3,525
Deferred income taxes	(177)	(1,448)

Total	232	2,077

Total other comprehensive income (loss)	(2,574)	(41,969)

Comprehensive income (loss)	46,722	(23,710)
Less: Comprehensive income (loss) attributable to noncontrolling interest in subsidiary	(128)	(391)
Comprehensive income (loss) attributable to NHI shareholders	¥46,850	¥(23,319)

The accompanying notes are an integral part of these consolidated financial statements.

	Millions of yen
	Three months ended December 31, 2009	Three months ended December 31, 2010
Net income	¥10,212	¥13,291
Other comprehensive income (loss):
Change in cumulative translation adjustments, net of tax	(3,487)	(9,539)
Defined benefit pension plans:
Pension liability adjustment	509	456
Deferred income taxes	(212)	(187)

Total	297	269

Total other comprehensive income (loss)	(3,190)	(9,270)

Comprehensive income	7,022	4,021
Less: Comprehensive income (loss) attributable to noncontrolling interest in subsidiary	224	(926)
Comprehensive income attributable to NHI shareholders	¥6,798	¥4,947

The accompanying notes are an integral part of these consolidated financial statements.

(5) Consolidated Statements of Cash Flows (UNAUDITED)

	Millions of yen
	Nine months ended December 31, 2009	Nine months ended December 31, 2010
Cash flows from operating activities:
Net income	¥49,296	¥18,259
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	53,413	56,413
(Gain) loss on investments in equity securities	(3,666)	13,922
Deferred income taxes	(35,374)	27,569
Changes in operating assets and liabilities:
Time deposits	395,766	(258,142)
Deposits with stock exchanges and other segregated cash	150,850	(81,004)
Trading assets and private equity investments	(2,071,776)	(1,558,135)
Trading liabilities	2,812,201	800,583
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	(1,303,774)	1,251,787
Securities borrowed, net of securities loaned	121,996	(601,639)
Other secured borrowings	(1,818,650)	(266,388)
Loans and receivables, net of allowance for doubtful accounts	100,152	(143,406)
Payables	(52,928)	(46,734)
Bonus accrual	22,239	(36,060)
Accrued income taxes, net	110,083	(18,528)
Other, net	92,569	368,043

Net cash used in operating activities	(1,377,603)	(473,460)

Cash flows from investing activities:
Payments for purchases of office buildings, land, equipment and facilities	(49,977)	(146,766)
Proceeds from sales of office buildings, land, equipment and facilities	209	94,214
Payments for purchases of investments in equity securities	(1,738)	—
Proceeds from sales of investments in equity securities	865	2,374
Increase in loans receivable at banks, net	(69,299)	(75,298)
Increase in non-trading debt securities, net	(48,689)	(247,715)
Other, net	(14,353)	5,730

Net cash used in investing activities	(182,982)	(367,461)

Cash flows from financing activities:
Increase in long-term borrowings	2,169,271	1,744,012
Decrease in long-term borrowings	(1,179,217)	(862,861)
(Decrease) increase in short-term borrowings, net	52,934	(250,371)
Increase in deposits received at banks, net	3,298	333,964
Proceeds from issuances of common stock held in treasury	446,662	—
Proceeds from sales of common stock held in treasury	9	7
Payments for repurchases of common stock held in treasury	(13)	(37,375)
Payments for cash dividends	(11,130)	(29,083)
Proceeds from issuances of stock by subsidiaries	2,423	—

Net cash provided by financing activities	1,484,237	898,293

Effect of exchange rate changes on cash and cash equivalents	8,205	(34,532)

Net increase (decrease) in cash and cash equivalents	(68,143)	22,840
Cash and cash equivalents at beginning of period	613,566	1,020,647

Cash and cash equivalents at end of period	¥545,423	¥1,043,487

Supplemental information:
Cash paid during the period for—
Interest	¥185,292	¥191,966

Income tax payments (refunds), net	¥(61,033)	¥28,542

Non cash activities—

Business acquisitions—During the nine months ended December 31, 2009, assets acquired, excluding Cash and cash equivalents, and debt assumed were ¥15,557 million and ¥1,576 million.

Conversion of convertible bonds—During the nine months ended December 31, 2009, convertible bonds were exercised at the amount of ¥110,000 million. Accordingly, Common stock increased by ¥55,000 million and Additional paid-in capital increased by ¥55,000 million.

Other—During the nine months ended December 31, 2010, as a result of adoption of ASU 2009-17, assets excluding Cash and cash equivalents increased by ¥278,356 million and liabilities increased by ¥292,769 million.

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements (UNAUDITED)

1. Basis of accounting:

In December 2001, Nomura Holdings, Inc. (the “Company”) filed a registration statement, in accordance with the Securities Exchange Act of 1934, with the United States Securities and Exchange Commission (“SEC”) in order to list its American Depositary Shares (“ADS”) on the New York Stock Exchange. Since then, the Company has had an obligation to file an annual report on Form 20-F with the SEC in accordance with the Securities Exchange Act of 1934.

Accordingly, the consolidated financial statements of the Company and its consolidated subsidiaries (“Nomura”) have been prepared in accordance with the accounting principles, procedures, and presentations required for an issuance of ADS, i.e., the accounting principles generally accepted in the United States of America (“U.S. GAAP”) pursuant to Article 93 of “Regulations Concerning the Terminology, Forms and Preparation Methods of Quarterly Consolidated Financial Statements” (Cabinet Office Ordinance No. 64, 2007) which is amended by Section 6-2 to “Cabinet Office Order to Amend Certain Provisions of Regulations Concerning the Terminology, Forms and Preparation Methods of Consolidated Financial Statements” (Cabinet Office Ordinance No. 73, 2009), issued by Cabinet Office, Government of Japan.

Effective July 1, 2009, Nomura adopted the Financial Accounting Standards Board (“FASB”) Accounting Standard Codification™ (“Codification” or “ASC”) which became the sole source of authoritative U.S. GAAP.

The following paragraphs describe the major differences between U.S. GAAP applied by Nomura and accounting principles generally accepted in Japan (“Japanese GAAP”) for the three months as well as nine months ended December 31, 2010. Where the effect of these major differences are significant to Income before income taxes, Nomura discloses as (higher) or (lower) below the amount by which Income before income taxes based on U.S. GAAP was higher or lower than Japanese GAAP respectively.

Scope of consolidation—

Under U.S. GAAP, the scope of consolidation is generally determined by ownership of a majority of the voting interest in an entity or by the identification of a primary beneficiary of a variable interest entity. Under Japanese GAAP, the scope of consolidation is primarily determined by both ownership level of voting interest and the “Financial controlling model”, which is a model that takes into account factors other than the ownership level of voting interest in an entity.

In addition, under U.S. GAAP, certain entities in which Nomura has a financial interest meet the definition of an investment company. These entities carry their investments at fair value, with changes in fair value recognized in net income. Under Japanese GAAP, when a venture capital fund and similar entities hold the shares of another company for trading and investment purposes, the company is not consolidated even if such shareholding otherwise meets the control criteria described above.

Unrealized gains and losses on investments in equity securities—

Under U.S. GAAP applicable to broker-dealers, most minority investments in equity securities are measured at fair value with changes in fair value recognized in net income. Under Japanese GAAP, these investments are measured at fair value, but unrealized gains and losses, net of applicable income taxes, are reported in a separate component of net assets. Income before income taxes prepared under Japanese GAAP, therefore, does not reflect ¥4,016 million (higher) and ¥13,850 million (lower) for the nine months ended December 31, 2009 and 2010, and ¥3,892 million (lower) and ¥1,715 million (higher) for the three months ended December 31, 2009 and 2010, respectively.

Unrealized gains and losses on non-trading debt securities—

Under U.S. GAAP for broker-dealers, most unrealized gains and losses on non-trading debt securities are measured at fair value with changes in fair value recognized in net income. Under Japanese GAAP, unrealized gains and losses on non-trading debt securities, net of applicable income taxes, are reported in a separate component of net assets. Income before income taxes prepared under Japanese GAAP, therefore, does not reflect ¥2,134 million (lower) and ¥2,284 million (higher) for the nine months ended December 31, 2009 and 2010, and ¥622 million (lower) and ¥4,254 million (lower) for the three months ended December 31, 2009 and 2010, respectively.

Retirement and severance benefit—

Under U.S. GAAP, gains or losses resulting from either experience that is different from an actuarial assumption or a change in assumption is amortized over the average remaining service period of employees when such gain or loss at the beginning of the year exceeds the “Corridor” which is defined as 10% of the larger of projected benefit obligation or the fair value of plan assets. U.S. GAAP requires recognition of the funded status of postretirement plans as an asset or a liability, measured as the difference between the fair value of the plan asset and the benefit obligation. Under Japanese GAAP, the gain or loss is amortized over a certain period regardless of the Corridor.

Amortization of goodwill and equity method goodwill—

Under U.S. GAAP, goodwill is periodically tested for impairment. Under Japanese GAAP, goodwill is amortized up to 20 years on a straight-line basis. Under Japanese GAAP, the difference has an impact of ¥4,878 million (higher) and ¥4,673 million (higher) for the nine months ended December 31, 2009 and 2010, and ¥1,606 million (higher) and ¥1,535 million (higher) for the three months ended December 31, 2009 and 2010 on Income before income taxes, respectively.

Changes in the fair value of derivative contracts—

Under U.S. GAAP, all derivative contracts, including derivative contracts that have been designated as hedges of specific assets or specific liabilities, are carried at fair value, and changes in the fair value of derivative contracts are recognized in the consolidated statements of operations or other comprehensive income. Under Japanese GAAP, derivative contracts that have been entered into for hedging purposes are carried at fair value and changes in the fair value of derivative contracts, net of applicable income taxes, are recognized in net assets.

Fair value for financial assets and financial liabilities—

Under U.S. GAAP, the fair value option may be elected for eligible financial assets and liabilities which otherwise might not to be measured at fair value (“the fair value option”). If an entity elects the fair value option, changes in the fair value in subsequent reporting periods are recognized in net income. Under Japanese GAAP, the fair value option is not permitted. Therefore, under Japanese GAAP, Income before income taxes does not reflect ¥4,176 million (lower) and ¥16,689 million (higher) for the nine months ended December 31, 2009 and 2010, and ¥518 million (higher) and ¥2,724 million (higher) for the three months ended December 31, 2009 and 2010, respectively. In addition, certain non-marketable stocks are carried at fair value under U.S. GAAP, but carried at cost less impairment under Japanese GAAP.

Offsetting of amounts related to certain contracts—

U.S. GAAP allows an entity that is party to a master netting arrangement to offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against net fair value amounts recognized for derivative instruments that have been offset under the same master netting arrangement. Japanese GAAP does not allow such offsetting.

Stock issuance costs—

Under U.S. GAAP, stock issuance costs are deducted from proceeds and the net amount is recorded as capital. Under Japanese GAAP, the paid in amount before deduction of stock issuance costs is recorded as capital and the stock issuance costs are either immediately expensed or capitalized as a deferred asset and amortized over up to three years on a straight-line basis.

Convertible bonds—

Under U.S. GAAP, if an embedded derivative contained in a convertible bond is indexed to the issuing entity’s own stock and certain other criteria are met, the embedded derivative is not bifurcated from the host contract and the entire bond together with such embedded derivative is recorded as a liability; and if an embedded derivative is not considered as indexed to its own stock or other applicable criteria are not met, the derivative component is bifurcated. Also, when the conversion price is lower than the market price at the time bond is issued or at a later point in time due to an event that resets the conversion price, the intrinsic value of the conversion feature is valued separately from the host bond and recorded in Additional paid-in capital, and the difference from the bond’s redemption amount is amortized over the life of the bond and recorded as interest expense. Under Japanese GAAP, the convertible bond proceeds can be treated as a straight bond issuance where the entire proceeds covering both the value of the convertible feature and the value of the host bond are recorded together (“whole method”), or alternatively, the value of the conversion feature is separated from the value of the host bond when the convertible bond is issued and the portion of bond proceeds applicable to the value of bond is accounted for in accordance with the straight bond issuance and the value of the convertible feature is recorded as “stock acquisition rights” in net assets (“separation method”).

Accounting for change in controlling interest in consolidated subsidiary’s shares—

Under U.S. GAAP, when a parent entity’s ownership interest in a subsidiary decreases as a result of the sale of the subsidiary’s common shares by the parent and the subsidiary becomes an equity method investee, the parent’s remaining investment in the former subsidiary is measured at fair value as of the date it lost control of the subsidiary and a related gain or loss recognized in net income. Under Japanese GAAP, the remaining investment in the former subsidiary on the parent’s consolidated balance sheet is computed as the investment valuation amount computed under the equity method of accounting, which is equal to the sum of the carrying amount of investment in the equity method investee recorded in the parent’s stand-alone balance sheet determined by multiplying the adjustments to the investment recorded from the initial date of acquisition of subsidiary to the date of loss of control by the ratio of the remaining share holding percentage against the holding percentage prior to the loss of control.

2. New accounting pronouncements recently adopted and future accounting developments:

New accounting pronouncements recently adopted—

Transfers of financial assets and consolidation of variable interest entities

In December 2009, the FASB issued Accounting Standards Update (“ASU”) No. 2009-16 “Transfers and Servicing (Topic 860): Accounting for Transfers of Financial Assets” (“ASU 2009-16”) which incorporated new guidance for the accounting for transfers of financial assets into ASC. ASU 2009-16 changed the requirements for derecognizing financial assets, eliminated the concept of a qualified special purpose entity (“QSPE”), and requires additional disclosures about transfers of financial assets and a transferor’s continuing involvement with transfers accounted for as sales. The requirements for derecognizing financial assets include new restrictions regarding when a portion of a financial asset may be accounted for as a sale, as well as a clarification of the criteria required for legal isolation of the transferred assets. Entities previously considered as QSPEs are now evaluated for consolidation under the revised guidance provided by ASC 810 “Consolidation” (“ASC 810”), as amended by ASU 2009-17, as described below, provided Nomura had variable interests in those entities at the adoption date.

Nomura prospectively adopted the amendments to ASC 860 “Transfers and Servicing” (“ASC 860”) from ASU 2009-16 as of April 1, 2010. The adoption did not have a material impact on these financial statements.

In December 2009, the FASB issued ASU No. 2009-17 “Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities” (“ASU 2009-17”) which incorporated new guidance for the consolidation of variable interest entities (“VIEs”) into ASC 810.

ASU 2009-17 amended the rules defining VIEs and requires a company to perform a qualitative analysis to determine if a VIE should be consolidated. If a company has variable interests that provide it with power over the most significant activities of the VIE and the right to receive benefits or the obligation to absorb losses meeting a significance test, the company consolidates the entity, provided that the company is not acting as a fiduciary for other interest holders. Under the new qualitative approach, a quantitative analysis of exposure to expected benefit and loss is no longer determinative in isolation. ASU 2009-17 also requires the consolidation or deconsolidation of VIEs to be evaluated on an ongoing basis, which differs from previous guidance that required evaluation when Nomura first became involved with a VIE and only upon occurrence of certain triggering events.

ASU 2009-17 contains special transition provisions governing whether the assets, liabilities, and noncontrolling interests resulting from consolidation of entities at the date of adoption should occur at their carrying amounts (as if such entities had been consolidated under the revised guidance prior to the adoption date), fair value, or at unpaid principal balances. At adoption, differences between the net amount added to the balance sheet upon consolidation and the amount previously recognized on an unconsolidated basis are recognized as a cumulative adjustment to the beginning balance of retained earnings.

In February 2010, the FASB issued ASU No. 2010-10 “Consolidation (Topic 810): Amendments for Certain Investment Funds” (“ASU 2010-10”) which indefinitely deferred the amendments to ASC 810 introduced by ASU 2009-17 for certain entities that qualify as investment companies under ASC 946 “Financial Services – Investment Companies” (“ASC 946”) or for which it is industry practice to apply guidance consistent with the measurement principles in ASC 946, so long as such Nomura has no explicit or implicit obligation to fund losses of the entity that could potentially be significant to the entity (except for certain qualifying money market funds). The ASU does not defer the revised disclosures requirements of ASU 2009-17 for entities determined to be VIEs under guidance existing prior to ASU 2009-17.

Nomura adopted the revised guidance in ASC 810 introduced by ASU 2009-17 and ASU 2010-10 on April 1, 2010 and analyzed the impact on all QSPEs, special purpose entities (“SPEs”), funds and similar entities with which it is involved. Entities qualifying for the deferral provided by ASU 2010-10 of application of ASC 810 as amended by ASU 2009-17 continue to be assessed for consolidation under the guidance included in ASC 810 prior to amendment thereof by ASU 2009-17.

Based on the results of this analysis, Nomura consolidated certain securitization vehicles, which increased total assets by ¥292 billion, total liabilities by ¥297 billion, and decreased total shareholders’ equity by ¥5 billion upon adoption as of April 1, 2010. The increase in total assets also did not have a significant effect on Nomura’s calculation of risk-weighted assets and therefore did not have a significant effect on Nomura’s capital ratios.

Enhanced disclosures about the credit quality of financing receivables and the allowance for loan losses

In July 2010, the FASB issued ASU No. 2010-20 “Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses” (“ASU 2010-20”) which requires greater transparency of a reporting entity’s exposure to credit losses from lending arrangements. ASU 2010-20 significantly expands disclosures by requiring more robust and disaggregated disclosures for the following:

•	Nonaccrual and past due financing receivables;

•	The allowance for credit losses related to financing receivables;

•	Impaired loans (individually evaluated for impairment);

•	Credit quality information; and

•	Modifications (i.e. troubled debt restructurings).

For public entities such as Nomura, the new and amended disclosures that relate to information as of the end of a reporting period (i.e. balance sheet disclosures) are effective for the first interim or annual reporting period ending on or after December 15, 2010. In January 2011, the FASB issued ASU No. 2011-01, “Receivables (Topic 310): Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No. 2010-20” (“ASU 2011-01”) which defers the disclosures related to troubled debt restructurings originally required by ASU 2010-20 until related accounting guidance on troubled debt restructurings is issued. See Note 7 “Financing Receivables” in these consolidated financial statements where the remaining new balance sheet disclosures have been provided. New disclosures under ASU 2010-20 that relate to activity that occurs during a reporting period will be effective for the first interim or annual periods beginning on or after December 15, 2010. Nomura will therefore provide these disclosures for the final quarter in its annual report for the year ending March 31, 2011.

As ASU 2010-20 only introduces new disclosures and does not impact how Nomura accounts for financing receivables, adoption of ASU 2010-20 has not had, and is not expected to have, a material impact on these consolidated financial statements.

Future accounting developments—

The following new accounting pronouncements relevant to Nomura will be adopted in future periods:

Disclosure of supplementary pro forma information for business combinations

In December 2010, the FASB issued ASU No. 2010-29 “Business Combinations (Topic 805): Disclosures of Supplementary Pro Forma Information for Business Combinations” (“ASU 2010-29”), which addresses diversity in practice about the interpretation of pro forma revenue and earnings disclosure requirements for business combinations. When a business combination has occurred, ASU 2010-29 requires a public entity that presents comparative financial statements to disclose revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period. ASU 2010-29 also expands the supplemental pro forma disclosures under ASC 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in reported pro forma revenue and earnings amounts. ASU 2010-29 is effective prospectively for business combinations occurring in fiscal years beginning on or after December 15, 2010 with early adoption permitted. Nomura will apply the guidance provided by ASU 2010-29 for future business combinations occurring after April 1, 2011. As ASU 2010-20 only provides a clarification of disclosure requirements, it is not expected to have a material impact on these consolidated financial statements.

Clarification on testing of impairment of goodwill and other intangible

In December 2010, the FASB issued ASU No. 2010-28 “Intangibles-Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts” (“ASU 2010-28”), which addresses questions about determination of the impairment of goodwill in certain narrow circumstances. ASU 2010-28 is effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2010 with no early adoption permitted. Nomura will adopt ASU 2010-28 in the first quarter for the fiscal year beginning on April 1, 2011 and does not expect a material impact on these consolidated financial statements in the quarter of adoption.

Revenue recognition of multiple-deliverable revenue arrangements

In October 2009, the FASB issued ASU No. 2009-13 “Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements-a consensus of the FASB Emerging Issues Task Force” (“ASU 2009-13”), which amends the accounting for multiple-deliverable arrangements to enable vendors to account for products or services separately rather than as a combined unit. ASU 2009-13 is effective prospectively from fiscal years beginning on or after June 15, 2010 with early adoption permitted. Nomura’s anticipated adoption of ASU 2009-13 on April 1, 2011 is not expected to have a material impact on the consolidated financial statements.

Expanded disclosures regarding fair value measurements

In January 2010, the FASB issued ASU No. 2010-06 “Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements” (“ASU 2010-06”) which expands the disclosures requirements of ASC 820 “Fair Value Measurements and Disclosures” (“ASC 820”), including a requirement that information about purchases, sales, issuances and settlements of Level 3 instruments be provided on a gross basis.

The majority of the disclosure requirements of ASU 2010-06 were effective for interim or annual periods beginning after December 15, 2009, which for Nomura was the fourth quarter commenced on January 1, 2010. Gross information on purchases, sales, issuances and settlements is required in fiscal years beginning after December 15, 2010 which for Nomura will be within the fiscal year commencing on April 1, 2011 and interim periods within that fiscal year.

Because the ASU only introduces new disclosures and does not impact upon how Nomura measures fair value, adoption of the new disclosure requirements is not expected to have a material impact on these consolidated financial statements.

3. Fair value of financial instruments:

The fair value of financial instruments

A significant amount of Nomura’s financial instruments are carried at fair value or at amounts that approximate fair value. Financial assets carried at fair value on a recurring basis are included in the consolidated balance sheets within Trading assets and private equity investments, Loans and receivables and Other assets. Financial liabilities carried at fair value on a recurring basis are included within Trading liabilities, Short-term borrowings, Payables and deposits, Long-term borrowings and Other liabilities.

Other financial assets and financial liabilities are carried at fair value on a nonrecurring basis, where the primary measurement basis is not fair value but where fair value is used in specific circumstances, such as to measure impairment.

In all cases, fair value is determined in accordance with ASC 820 which defines fair value as the amount that would be exchanged to sell a financial asset or transfer a financial liability in an orderly transaction between market participants at the measurement date. It assumes that the transaction occurs in Nomura’s principal market, or in the absence of the principal market, the most advantageous market for the relevant financial assets or financial liabilities.

Financial assets also include investments in certain funds for which Nomura applies ASC 820 where as a practical expedient, fair value is determined on the basis of net asset value per share (“NAV per share”) if the NAV per share is calculated in accordance with certain industry standard principles.

Increases and decreases in the fair value of assets and liabilities will significantly impact Nomura’s position, performance, liquidity and capital resources. As explained later, valuation techniques applied contain inherent uncertainties and Nomura is unable to predict the accurate impact of future developments in the market. Where appropriate, Nomura uses economic hedging strategies to mitigate its risk, although these hedges are also subject to unpredictable movements in the market.

Valuation methodology for financial instruments carried at fair value on a recurring basis

The fair value of financial instruments is based on quoted market prices, including market indices, broker or dealer quotations or an estimation by management of the expected exit price under current market conditions. Various financial instruments, including cash and over-the-counter (“OTC”) contracts, have bid and offer prices that are observable in the market. These are measured at the point within the bid-offer range which best represents Nomura’s estimate of fair value. Where quoted market prices or broker or dealer quotations are not available, prices for similar instruments or valuation pricing models are considered in the determination of fair value.

Where quoted prices are available in active markets, no valuation adjustments are taken to modify the fair value of assets or liabilities marked using such prices. Other instruments may be measured using valuation techniques, such as valuation pricing models, incorporating observable parameters, unobservable parameters or a combination of both. Valuation pricing models use parameters which would be considered by market participants in valuing similar financial instruments.

Valuation pricing models and their underlying assumptions impact the amount and timing of unrealized gains and losses recognized, and the use of different valuation pricing models or underlying assumptions could produce different financial results. Valuation uncertainty results from a variety of factors, including the valuation technique or model selected, the quantitative assumptions used within the valuation model, the inputs into the model, as well as other factors. Valuation adjustments are used to reflect the assessment of this uncertainty. Common valuation adjustments include model reserves, credit adjustments, close out adjustments, and other appropriate instrument-specific adjustments, such as those instruments under trade restrictions.

The level of adjustments is largely judgmental and is based on an assessment of the factors that management believe other market participants would use in determining the fair value of similar financial instruments. The type of adjustments taken, the methodology for the calculation of these adjustments, and the inputs for these calculations are reassessed periodically to reflect current market practice and the availability of new information.

For example, the fair value of certain financial instruments includes adjustments for credit risk; both with regards to counterparty credit risk on positions held and Nomura’s own creditworthiness on positions issued. Credit risk on financial assets is significantly mitigated by credit enhancements such as collateral and netting arrangements. Any net credit exposure is measured using available and applicable inputs for the relevant counterparty. The same approach is used to measure the credit exposure on Nomura’s liabilities as is used to measure counterparty credit risk on Nomura’s assets.

Such valuation pricing models are calibrated to the market on a regular basis and inputs used are adjusted for current market conditions and risks. The global risk management unit reviews pricing models and assesses model appropriateness and consistency independently of the front office. The model reviews consider a number of factors about the model’s suitability for valuation and sensitivity of a particular product. Valuation models are calibrated to the market on a periodic basis by comparison to observable market pricing, comparison with alternative models, and analysis of risk profiles.

As explained above, any changes in fixed income, equity, foreign exchange and commodity markets can impact Nomura’s estimates of fair value in the future, potentially affecting trading gains and losses. As financial contracts have longer maturity dates, Nomura’s estimates of fair value may involve greater subjectivity due to the lack of transparent market data available upon which include base assumptions underlying valuation pricing models.

Concentrations of credit risk

Concentrations of credit risk may arise from trading, securities financing transactions and underwriting activities, and may be impacted by changes in political or economic factors. Nomura has credit risk concentrates on bonds issued by the Japanese Government, U.S. Government, Governments within the EU, their states and municipalities, and their agencies. These concentrations generally arise from taking trading securities positions and are reported in Trading assets in the consolidated balance sheets. Government, state, municipal, and government agency securities, including Securities pledged as collateral, represented 21% of total assets as of December 31, 2010 and 21% as of March 31, 2010. The following tables present geographic allocations of Nomura’s trading assets related to government, state, municipal, and government agency securities. Please see Note 4. “Derivative instruments and hedging activities” about the concentration of credit risk for derivatives.

	Billions of yen
	December 31, 2010
	Japan	U.S.	EU	Other	Total(1)
Governments, states, municipalities and their agencies	¥2,831	¥1,211	¥2,468	¥360	¥6,870

	Billions of yen
	March 31, 2010
	Japan	U.S.	EU	Other	Total(1)
Governments, states, municipalities and their agencies	¥2,756	¥1,635	¥2,270	¥232	¥6,893

(1)	Other than above, there were ¥395 billion of government, state, municipal and agency securities in Other assets—Non-trading debt securities as of December 31, 2010 and ¥187 billion as of March 31, 2010. The vast majority of these securities are Japanese governments, states, municipalities and agency securities.

Fair value hierarchy

All financial instruments measured at fair value, including those carried at fair value using the fair value option, have been categorized into a three-level hierarchy (“the fair value hierarchy”) based on the transparency of inputs used by Nomura to estimate fair value. A financial instrument is classified in the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement of the instrument. The three levels of the fair value hierarchy are defined as follows, with Level 1 representing the most transparent inputs and Level 3 representing the least transparent inputs:

Level 1:

Unadjusted quoted prices in active markets for identical assets or liabilities accessible by Nomura at the measurement date.

Level 2:

Quoted prices in inactive markets or containing other inputs which are observable, either directly or indirectly. Valuation techniques using observable inputs reflect assumptions used by market participants in pricing financial instruments and are based on data obtained from independent market sources at the measurement date.

Level 3:

Unobservable inputs that are significant to the fair value measurement of the financial instrument. Valuation techniques using unobservable inputs reflect management’s assumptions about the estimates used by other market participants in valuing similar financial instruments. These valuation techniques are developed based on the best available information at the measurement date.

The availability of inputs observable in the market varies by product and can be affected by a variety of factors. Significant factors include, but are not restricted to the prevalence of similar products in the market, especially for customized products, how established the product is in the market, for example, whether it is a new product or is relatively mature, and the reliability of information provided in the market which would depend, for example, on the frequency and volume of current data. A period of significant change in the market may reduce the availability of observable data. Under such circumstances, financial instruments may be reclassified into a lower level in the fair value hierarchy.

Significant judgments used in determining the classification of financial instruments include the nature of the market in which the product would be traded, the underlying risks, the type and liquidity of market data inputs and the nature of observed transactions for similar instruments.

Where valuation models include the use of parameters which are less observable or unobservable in the market, significant management judgment is used in establishing fair value. The valuations for Level 3 financial instruments, therefore, involve a greater degree of judgment than those valuations for Level 1 or Level 2 financial instruments.

Certain criteria management use to determine whether a market is active or inactive include the number of transactions, the frequency that pricing is updated by other market participants, the variability of price quotes among market participants, and the amount of publicly available information.

The following tables present information about Nomura’s financial assets and financial liabilities measured at fair value on a recurring basis as of December 31, 2010 and March 31, 2010, respectively within the fair value hierarchy.

	Billions of yen
	December 31, 2010
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting(1)	Balance as of December 31, 2010
Assets:
Trading assets and private equity investments(2)
Equities(3)	¥910	¥1,335	¥122	¥—	¥2,367
Private equity(3)	—	0	297	—	297
Japanese government securities	2,696	—	—	—	2,696
Japanese agency and municipal securities	—	135	—	—	135
Foreign government, agency and municipal securities	2,986	1,033	20	—	4,039
Bank and corporate debt securities and loans for trading purposes	—	1,543	138	—	1,681
Commercial mortgage-backed securities (“CMBS”)	—	139	21	—	160
Residential mortgage-backed securities (“RMBS”)	—	1,578	4	—	1,582
Mortgage and other mortgage-backed securities	—	2	143	—	145
Collateralized debt obligations (“CDO”)	—	76	29	—	105
Investment trust funds and other	90	70	10	—	170

Total cash instruments	6,682	5,911	784	—	13,377

Derivatives(4):
Equity contracts	470	687	70	—	1,227
Interest rate contracts	13	13,388	210	—	13,611
Credit contracts	0	1,649	399	—	2,048
Foreign exchange contracts	0	1,351	33	—	1,384
Commodity contracts	14	49	2	—	65
Netting	—	—	—	(16,659)	(16,659)

Total derivatives	497	17,124	714	(16,659)	1,676

Sub Total	¥7,179	¥23,035	¥1,498	¥(16,659)	¥15,053

Loans and receivables(5)	—	588	13	—	601
Other assets	586	64	26	—	676

Total	¥7,765	¥23,687	¥1,537	¥(16,659)	¥16,330

Liabilities:
Trading liabilities
Equities	¥1,475	¥74	¥—	¥—	¥1,549
Japanese government securities	1,638	—	—	—	1,638
Foreign government, agency and municipal securities	2,196	552	0	—	2,748
Bank and corporate debt securities	—	353	0	—	353
Commercial mortgage-backed securities (“CMBS”)	—	0	—	—	0
Residential mortgage-backed securities (“RMBS”)	—	2	—	—	2
Collateralized debt obligations (“CDO”)	—	0	—	—	0
Investment trust funds and other	10	—	—	—	10

Total cash instruments	5,319	981	0	—	6,300

Derivatives(4):
Equity contracts	569	852	21	—	1,442
Interest rate contracts	20	13,531	199	—	13,750
Credit contracts	0	1,580	437	—	2,017
Foreign exchange contracts	1	1,234	33	—	1,268
Commodity contracts	10	50	3	—	63
Netting	—	—	—	(16,712)	(16,712)

Total derivatives	600	17,247	693	(16,712)	1,828

Sub Total	¥5,919	¥18,228	¥693	¥(16,712)	¥8,128

Short-term borrowings(6)(7)	—	206	1	—	207
Payables and deposits(8)	—	0	(0)	—	(0)
Long-term borrowings(6)(7)(9)	99	1,672	68	—	1,839
Other liabilities	12	—	—	—	12

Total	¥6,030	¥20,106	¥762	¥(16,712)	¥10,186

	Billions of yen
	March 31, 2010
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting(1)	Balance as of March 31, 2010
Assets:
Trading assets and private equity investments(2)
Equities(3)	¥830	¥1,068	¥164	¥—	¥2,062
Private equity(3)	1	0	325	—	326
Japanese government securities	2,650	—	—	—	2,650
Japanese agency and municipal securities	104	2	0	—	106
Foreign government, agency and municipal securities	3,075	1,040	22	—	4,137
Bank and corporate debt securities and loans for trading purposes	165	1,599	131	—	1,895
Commercial mortgage-backed securities (“CMBS”)	—	110	27	—	137
Residential mortgage-backed securities (“RMBS”)	0	1,015	4	—	1,019
Mortgage and other mortgage-backed securities	—	47	117	—	164
Collateralized debt obligations (“CDO”)	1	32	43	—	76
Investment trust funds and other	29	53	10	—	92

Total cash instruments	6,855	4,966	843	—	12,664

Derivatives(4):
Equity contracts	851	650	61	—	1,562
Interest rate contracts	3	11,849	172	—	12,024
Credit contracts	0	1,751	302	—	2,053
Foreign exchange contracts	—	701	14	—	715
Commodity contracts	6	24	2	—	32
Netting	—	—	—	(14,350)	(14,350)

Total derivatives	860	14,975	551	(14,350)	2,036

Sub Total	¥7,715	¥19,941	¥1,394	¥(14,350)	¥14,700

Loans and receivables(5)	8	674	10	—	692
Other assets	383	26	38	—	447

Total	¥8,106	¥20,641	¥1,442	¥(14,350)	¥15,839

Liabilities:
Trading liabilities
Equities	¥1,366	¥196	¥0	¥—	¥1,562
Japanese government securities	1,616	—	—	—	1,616
Foreign government, agency and municipal securities	2,334	426	—	—	2,760
Bank and corporate debt securities	—	257	0	—	257
Residential mortgage-backed securities (“RMBS”)	—	2	—	—	2

Total cash instruments	5,316	881	0	—	6,197

Derivatives(4):
Equity contracts	941	790	29	—	1,760
Interest rate contracts	3	11,742	163	—	11,908
Credit contracts	0	1,660	360	—	2,020
Foreign exchange contracts	—	765	16	—	781
Commodity contracts	5	25	2	—	32
Netting	—	—	—	(14,341)	(14,341)

Total derivatives	949	14,982	570	(14,341)	2,160

Sub Total	¥6,265	¥15,863	¥570	¥(14,341)	¥8,357

Short-term borrowings(6)(7)	—	101	9	—	110
Payables and deposits(8)	—	0	0	—	0
Long-term borrowings(6)(7)(9)	91	1,521	(127)	—	1,485
Other liabilities	3	3	—	—	6

Total	¥6,359	¥17,488	¥452	¥(14,341)	¥9,958

(1)	Represents the amount offset under counterparty netting of derivative assets and liabilities as well as cash collateral netting against net derivatives.
(2)	Includes investments in certain funds measured at fair value on the basis of NAV per share as a practical expedient.
(3)	Includes equity investments that would have been accounted for under the equity method had Nomura not chosen to apply the fair value option.
(4)	Each derivative classification includes derivatives referencing multiple risk components. For example, interest rates contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayment speeds. Credit contracts include credit default swaps as well as derivatives referencing corporate and derivatives previously classified under “Other contracts” have been reclassified based on the above methodology. Previously reported amounts have been reclassified to conform to the current period presentation.
(5)	Includes loans for which Nomura elected the fair value option.
(6)	Includes structured notes for which Nomura elected the fair value option.
(7)	Includes embedded derivatives bifurcated from issued structured notes. If unrealized gains are greater than unrealized losses, borrowings are reduced by the excess amount.
(8)	Includes embedded derivatives bifurcated from deposits received at banks. If unrealized gains are greater than unrealized losses, deposits are reduced by the excess amount.
(9)	Includes liabilities recognized from secured financing transactions that are accounted for as financings rather than sales. Nomura elected the fair value option for these liabilities.

Valuation methodology by major class of financial asset and financial liability

The valuation methodology used by Nomura to estimate fair value for major classes of financial assets and financial liabilities, together with the significant inputs which determine classification in the fair value hierarchy, is as follows:

Equities—Equities include direct holdings of both listed and unlisted equity securities, and fund investments. Listed equity securities are valued using quoted prices for identical securities from active markets where available. These valuations should be in line with market practice and therefore can be based on bid/offer prices as applicable or mid-market prices. Nomura determines whether the market is active depending on the sufficiency and frequency of trading activity. Where these securities are classified in Level 1 of the fair value hierarchy, no valuation adjustments are made to fair value, even if Nomura has a large “block” holding and the block could not be disposed of in its entirety at the quoted price. Listed equities traded in inactive markets are valued using the exchange price as adjusted to reflect liquidity and bid offer spreads and are classified in Level 2. Unlisted equity securities are valued using the same methodology as private equity investments described below and are usually classified as Level 3 because of the management judgment involved. As a practical expedient, fund investments are generally valued using NAV per share where available. Publicly-traded mutual funds which are valued using a daily NAV per share are classified as Level 1. Investments in funds where Nomura has the ability to redeem its investment with the investee at NAV per share as of the balance sheet date or within the near term are classified as Level 2. Investments in funds where Nomura does not have the ability to redeem in the near term or does not know when it can redeem are classified as Level 3.

Private equity—The valuation of unlisted private equity investments requires significant management judgment because the investments, by their nature, have little or no price transparency. Private equity investments are initially carried at cost as an approximation of fair value. Adjustments to carrying value are made if there is third-party evidence of a change in value. Adjustments are also made, in the absence of third-party transactions, if it is determined that the expected exit price of the investment is different from the carrying value. In reaching that determination, Nomura primarily uses either its own internal valuation models based on projected future cash flows to be generated from the underlying investment, discounted at a weighted average cost of capital or comparable market multiple valuations such as EV/EBITDA (Enterprise Value/EBITDA), PE Ratio (Price/Earnings Ratio), Price/Embedded Value Ratio and other multiples based on relationships between numbers reported in the financial statements and the price of comparable companies. Where possible these valuations are compared with the operating cash flows and financial performance of the companies or properties relative to budgets or projections, price/earnings data for similar quoted companies, trends within sectors and/or regions and any specific rights or terms associated with the investment, such as conversion features and liquidation preferences. Private equity investments are generally classified as Level 3.

Government, state, municipal and agency securities—Japanese and other G7 government securities are valued using quoted market prices, broker or dealer quotations, or alternative pricing sources. These securities are traded in active markets and therefore are classified within Level 1 of the fair value hierarchy. Non-G7 government securities, agency securities and municipal securities are valued using similar pricing sources but are generally classified as Level 2 as they are traded in markets that are not considered to be active. Certain non-G7 securities may be classified as Level 1 because they trade in active markets and there is sufficient information from a liquid exchange or multiple sources to classify them as Level 1. Certain securities may be classified as Level 3 because they trade infrequently and there is not sufficient information.

Corporate debt securities—The valuation of corporate debt securities is primarily performed using internal models and market inputs such as price quotes and recent market transactions of identical or similar debt, yield curves, asset swap spreads and credit default spreads. Most corporate debt securities are classified in Level 2 because the modeling inputs are usually observable. Certain corporate debt securities may be classified as Level 1 because they trade in active markets where there is sufficient information from a liquid exchange or multiple sources and they are valued using an unadjusted quote for an identical instrument. Certain securities may be classified as Level 3 because they trade infrequently and there is insufficient information from comparable securities to classify them as Level 2.

Commercial mortgage-backed securities (“CMBS”) and residential mortgage-backed securities (“RMBS”)—The fair value of CMBS and RMBS is estimated using quoted market prices, recent market transactions or by reference to a comparable market index. CMBS and RMBS securities are classified primarily as Level 2 if all significant inputs are observable. For certain asset classes, no direct pricing sources or comparable indices are available and valuation is based on a combination of indices. These securities are classified as Level 3.

Mortgage and other mortgage-backed securities—The fair value of other mortgage backed securities is estimated using quoted market prices, recent market transactions or by reference to a comparable market index. Where all significant inputs are observable, the securities will be classified as Level 2. For certain securities, no direct pricing sources or comparable securities or indices may be available. These securities are classified as Level 3.

Collateralized debt obligations (“CDO”)—CDOs are valued using internal models where quoted market prices do not exist. Key inputs used by the model include market spread data for each credit rating, prepayment speeds, recovery rates and default probabilities. Since some of these inputs are unobservable, certain CDOs are classified as Level 3.

Investment trust funds and other—Investment trust funds are generally valued using NAV per share. Publicly-traded funds which are valued using a daily NAV per share are classified as Level 1. For funds that are not publicly-traded where this does not apply but Nomura has the ability to redeem its investment with the investee at NAV per share on the balance sheet date or within the near term the investments are classified as Level 2. Investments where Nomura does not have the ability to redeem in the near term or does not know when it can redeem are classified as Level 3.

Derivatives—Exchange-traded derivatives are usually valued using unadjusted quoted market prices and are therefore classified as Level 1. Where exchange-traded derivatives are not valued at the exchange price due to timing differences, these are classified as Level 2. OTC derivatives are valued by internal models using market transactions and other market evidence whenever possible, including market-based inputs to models, model calibration to market clearing transactions, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. Valuation techniques include simple discounted expected cash flow techniques and Black-Scholes and Monte Carlo simulations. For OTC derivatives that trade in liquid markets, such as plain vanilla forwards, swaps and options, model inputs can generally be verified and model selection does not involve significant management judgment. OTC derivatives are classified within Level 2 of the fair value hierarchy when all of the significant inputs can be corroborated to market evidence. Derivatives that are valued using models with significant unobservable inputs such as correlation, long-dated volatility, credit curves or other unobservable inputs are classified within Level 3. Examples of derivatives classified as Level 3 by Nomura include exotic interest rate derivatives, exotic foreign exchange derivatives, exotic equity derivatives, exotic derivatives including a combination of interest rate, foreign exchange and equity risks and certain other transactions including long-dated or exotic credit derivatives. Valuation adjustments are recorded to model valuations which do not calibrate to market and consider all factors that would impact fair value including bid offer, liquidity and credit risk; both with regards to counterparty credit risk on derivative assets and Nomura’s own creditworthiness on derivative liabilities.

Loans—The valuation of loans and loan commitments is also performed primarily through internal models using similar inputs to corporate debt securities as quoted prices are usually not available. Where there are no significant inputs which are unobservable, loans are classified as Level 2. Certain loans, however, may be classified as Level 3 because they are traded infrequently and there is not sufficient information from comparable securities to classify them as Level 2.

Short-term and long-term borrowings (“Structured notes”)—Structured notes are debt securities issued by Nomura which contain embedded features that alter the return to the investor from simply receiving a fixed or floating rate of interest to a return that depends upon some other variable such as an equity or equity index, commodity product, foreign exchange rate, credit rating of a third party or a more complex interest rate. The fair value of structured notes is estimated using a quoted price in an active market for the identical liability if available, and where not available, using a mixture of valuation techniques that use the quoted price of the identical liability when traded as an asset, quoted prices for similar liabilities, similar liabilities when traded as assets, and also the amount at the measurement date that Nomura would pay to transfer the identical liability or would receive if the identical liability is entered at the measurement date. The fair value of structured notes includes an adjustment to reflect Nomura’s own creditworthiness. This adjustment can differ depending on the market in which the structured note is issued and traded. Structured notes are generally classified in Level 2 of the fair value hierarchy as unobservable inputs are not significant. Where the unobservable inputs are significant, they will be classified in Level 3.

Secured financing transactions—Liability recognized from secured financing transactions is recognized when a transfer of a financial asset does not meet the criteria for sales accounting and therefore the transaction is accounted for as a secured borrowing. This liability is valued using the same methodology that is applied to the transferred financial instruments which remain on the consolidated balance sheets and is therefore classified in the same level in the fair value hierarchy as the transferred financial asset. These liabilities do not provide general recourse to Nomura and therefore no adjustment is made to reflect Nomura’s own creditworthiness.

Level 3 financial assets and financial liabilities

Level 3 financial assets and financial liabilities consist of instruments whose valuations are significantly dependent on inputs which are unobservable in the market. Financial instruments are categorized in accordance with their lowest level significant input. As a result, a financial instrument valued using a combination of Level 1, Level 2 and Level 3 inputs would be classified in Level 3 in its entirety, if its value is significantly affected by at least one significant unobservable input.

Financial instruments classified as Level 3 are often hedged with instruments within Level 1 or Level 2 of the fair value hierarchy and the gains or losses below do not reflect the offsetting gains or losses for these hedging instruments. Level 3 instruments are also measured using both observable and unobservable inputs. Fair value changes presented below, therefore, reflect realized and unrealized gains and losses resulting from movements in both observable and unobservable parameters.

The following tables in this note that relate to the nine months ended December 31, 2009 and the three months ended December 31, 2009 are prepared in accordance with the disclosure requirements in effect prior to certain amendments to ASC 820 that Nomura adopted during the year ended March 31, 2010.

The following tables present the gains and losses as well as increases and decreases of assets and liabilities measured at fair value on a recurring basis which Nomura classified as Level 3 for the nine months ended December 31, 2009 and 2010, three months ended December 31, 2009 and 2010, respectively.

	Billions of yen
	Nine months ended December 31, 2009
		Unrealized and realized gains/losses included in revenue
	Opening balance as of nine months ended December 31, 2009	Net gain (loss) on trading	Gain (loss) on investments in equity securities and other(1)	Gain (loss) on private equity investments	Interest and dividends / Interest expense	Total unrealized and realized gains / (losses)	Purchases (issuances) / sales (redemption), and settlement(2)	Net transfers in / (out of) Level 3(4)	Balance as of Nine months ended December 31, 2009
Assets:
Trading assets and private equity investments
Equities	¥284	¥(16)	¥—	¥—	¥(1)	¥(17)	¥(30)	¥(67)	¥170
Private equity	322	—	—	(0)	—	(0)	0	—	322
Japanese agency and municipal securities	0	0	—	—	—	0	0	—	0
Foreign government, agency and municipal securities	34	2	—	—	—	2	(8)	(4)	24
Bank and corporate debt securities and loans for trading purposes	485	(6)	—	—	0	(6)	(182)	(173)	124
Commercial mortgage-backed securities (“CMBS”)	12	(15)	—	—	—	(15)	81	0	78
Residential mortgage-backed securities (“RMBS”)	12	(0)	—	—	—	(0)	(10)	2	4
Mortgage and other mortgage-backed securities	234	7	—	—	—	7	(101)	(0)	140
Collateralized debt obligations (“CDO”)	17	2	—	—	—	2	21	(0)	40
Investment trust funds and other	5	(0)	—	—	—	(0)	4	—	9
Derivative contracts, net	267	(64)	—	—	—	(64)	(49)	(13)	141

Sub Total	¥1,672	¥(90)	¥—	¥(0)	¥(1)	¥(91)	¥(274)	¥(255)	¥1,052

Loans and receivables	4	0	—	—	—	0	(1)	—	3
Other assets	50	(0)	1	—	—	1	(9)	(1)	41

Total	¥1,726	¥(90)	¥1	¥(0)	¥(1)	¥(90)	¥(284)	¥(256)	¥1,096

Liabilities:
Trading liabilities
Equities	¥1	¥0	¥—	¥—	¥—	¥0	¥(0)	¥(1)	¥0
Bank and corporate debt securities	0	—	—	—	—	—	(0)	—	—

Sub Total	¥1	¥0	¥—	¥—	¥—	¥0	¥(0)	¥(1)	¥0

Short-term borrowings	8	8	—	—	—	8	7	(0)	7
Payables and deposits	(1)	(1)	—	—	—	(1)	(0)	(0)	(0)
Long-term borrowings	(81)	89	—	—	—	89	166	(151)	(155)

Total	¥(73)	¥96	¥—	¥—	¥—	¥96	¥173	¥(152)	¥(148)

	Billions of yen
	Nine months ended December 31, 2010
		Unrealized and realized gains/losses included in revenue
	Opening balance as of Nine months ended December 31, 2010	Net gain (loss) on trading	Gain (loss) on investments in equity securities and other(1)	Gain (loss) on private equity investments	Interest and dividends / Interest expense	Total unrealized and realized gains / (losses)	Purchases (issuances) / sales (redemption), and settlement(2)(3)	Net transfers in / (out of) Level 3(4)	Balance as of Nine months ended December 31, 2010
Assets:
Trading assets and private equity investments
Equities	¥164	¥(0)	¥—	¥—	¥(0)	¥(0)	¥(34)	¥(8)	¥122
Private equity	325	—	—	(5)	0	(5)	(23)	—	297
Japanese agency and municipal securities	0	0	—	—	—	0	3	(3)	—
Foreign government, agency and municipal securities	22	2	—	—	—	2	4	(8)	20
Bank and corporate debt securities and loans for trading purposes	131	6	—	—	0	6	3	(2)	138
Commercial mortgage-backed securities (“CMBS”)	27	3	—	—	—	3	(1)	(8)	21
Residential mortgage-backed securities (“RMBS”)	4	1	—	—	—	1	(1)	0	4
Mortgage and other mortgage-backed securities	117	1	—	—	—	1	23	2	143
Collateralized debt obligations (“CDO”)	43	1	—	—	—	1	(17)	2	29
Investment trust funds and other	10	1	—	—	—	1	(1)	—	10

Total cash instruments	843	15	—	(5)	(0)	10	(44)	(25)	784

Derivative contracts, net(5)
Equity contract	32	17	—	—	—	17	(8)	8	49
Interest rate contracts	9	81	—	—	—	81	(69)	(10)	11
Credit contracts	(58)	(36)	—	—	—	(36)	49	7	(38)
Foreign exchange contracts	(2)	(2)	—	—	—	(2)	(1)	5	0
Commodity contracts	(0)	0	—	—	—	0	(0)	(1)	(1)

Total derivative, net	(19)	60	—	—	—	60	(29)	9	21

Sub Total	¥824	¥75	¥—	¥(5)	¥(0)	¥70	¥(73)	¥(16)	¥805

Loans and receivables	10	0	—	—	—	0	9	(6)	13
Other assets	38	(0)	2	—	—	2	(1)	(13)	26

Total	¥872	¥75	¥2	¥(5)	¥(0)	¥72	¥(65)	¥(35)	¥844

Liabilities:
Trading liabilities
Equities	¥0	¥(0)	¥—	¥—	¥—	¥(0)	¥0	¥(0)	¥—
Foreign government, agency and municipal securities	—	0	—	—	—	0	0	—	0
Bank and corporate debt securities	0	0	—	—	—	0	(0)	—	0

Sub Total	¥0	¥0	¥—	¥—	¥—	¥0	¥(0)	¥(0)	¥0

Short-term borrowings	9	1	—	—	—	1	(7)	(0)	1
Payables and deposits	0	(0)	—	—	—	(0)	(0)	(0)	(0)
Long-term borrowings	(127)	80	—	—	—	80	268	7	68

Total	¥(118)	¥81	¥—	¥—	¥—	¥81	¥261	¥7	¥69

	Billions of yen
	Three months ended December 31, 2009
		Unrealized and realized gains/losses included in revenue
	Opening balance as of three months ended December 31, 2009	Net gain (loss) on trading	Gain (loss) on investments in equity securities and other(1)	Gain (loss) on private equity investments	Interest and dividends / Interest expense	Total unrealized and realized gains / (losses)	Purchases (issuances) / sales (redemption), and settlement(2)	Net transfers in / (out of) Level 3(4)	Balance as of three months ended December 31, 2009
Assets:
Trading assets and private equity investments
Equities	¥234	¥4	¥—	¥—	¥(0)	¥4	¥(10)	¥(58)	¥170
Private equity	319	—	—	2	0	2	1	—	322
Japanese agency and municipal securities	0	0	—	—	—	0	0	—	0
Foreign government, agency and municipal securities	35	(0)	—	—	—	(0)	(4)	(7)	24
Bank and corporate debt securities and loans for trading purposes	189	(4)	—	—	0	(4)	1	(62)	124
Commercial mortgage-backed securities (“CMBS”)	71	(8)	—	—	—	(8)	15	(0)	78
Residential mortgage-backed securities (“RMBS”)	10	0	—	—	—	0	(6)	—	4
Mortgage and other mortgage-backed securities	189	1	—	—	—	1	(50)	0	140
Collateralized debt obligations (“CDO”)	28	1	—	—	—	1	11	(0)	40
Investment trust funds and other	10	(1)	—	—	—	(1)	(0)	—	9
Derivative contracts, net	137	(22)	—	—	—	(22)	8	18	141

Sub Total	¥1,222	¥(29)	¥—	¥2	¥0	¥(27)	¥(34)	¥(109)	¥1,052

Loans and receivables	3	0	—	—	—	0	(0)	—	3
Other assets	42	0	2	—	—	2	(3)	(0)	41

Total	¥1,267	¥(29)	¥2	¥2	¥0	¥(25)	¥(37)	¥(109)	¥1,096

Liabilities:
Trading liabilities
Equities	¥0	¥(0)	¥—	¥—	¥—	¥(0)	¥(0)	¥(0)	¥0
Bank and corporate debt securities	1	—	—	—	—	—	(1)	—	—

Sub Total	¥1	¥(0)	¥—	¥—	¥—	¥(0)	¥(1)	¥(0)	¥0

Short-term borrowings	6	0	—	—	—	0	1	(0)	7
Payables and deposits	(1)	(1)	—	—	—	(1)	(0)	(0)	(0)
Long-term borrowings	(25)	(9)	—	—	—	(9)	21	(160)	(155)
Other Liabilities	0	—	—	—	—	—	(0)	—	—

Total	¥(19)	¥(10)	¥—	¥—	¥—	¥(10)	¥21	¥(160)	¥(148)

	Billions of yen
	Three months ended December 31, 2010
		Unrealized and realized gains/losses included in revenue
	Opening balance as of three months ended December 31, 2010	Net gain (loss) on trading	Gain (loss) on investments in equity securities and other(1)	Gain (loss) on private equity investments	Interest and dividends / Interest expense	Total unrealized and realized gains / (losses)	Purchases (issuances) / sales (redemption), and settlement(2)(3)	Net transfers in / (out of) Level 3(4)	Balance as of three months ended December 31, 2010
Assets:
Trading assets and private equity investments
Equities	¥135	¥0	¥—	¥—	¥(0)	¥0	¥(7)	¥(6)	¥122
Private equity	310	—	—	(3)	0	(3)	(10)	—	297
Japanese agency and municipal securities	3	—	—	—	—	—	—	(3)	—
Foreign government, agency and municipal securities	30	1	—	—	—	1	3	(14)	20
Bank and corporate debt securities and loans for trading purposes	118	3	—	—	0	3	16	1	138
Commercial mortgage-backed securities (“CMBS”)	10	3	—	—	—	3	2	6	21
Residential mortgage-backed securities (“RMBS”)	6	1	—	—	—	1	(0)	(3)	4
Mortgage and other mortgage-backed securities	161	(1)	—	—	—	(1)	(17)	—	143
Collateralized debt obligations (“CDO”)	26	2	—	—	—	2	(4)	5	29
Investment trust funds and other	10	(0)	—	—	—	(0)	(0)	—	10

Total cash instruments	809	9	—	(3)	0	6	(17)	(14)	784

Derivative contracts, net(5)
Equity contract	37	12	—	—	—	12	(5)	5	49
Interest rate contracts	21	48	—	—	—	48	(61)	3	11
Credit contracts	(44)	2	—	—	—	2	3	1	(38)
Foreign exchange contracts	(0)	(1)	—	—	—	(1)	(0)	1	0
Commodity contracts	(0)	(1)	—	—	—	(1)	0	(0)	(1)

Total derivative, net	14	60	—	—	—	60	(63)	10	21

Sub Total	¥823	¥69	¥—	¥(3)	¥0	¥66	¥(80)	¥(4)	¥805

Loans and receivables	3	0	—	—	—	0	10	—	13
Other assets	38	0	1	—	—	1	0	(13)	26

Total	¥864	¥69	¥1	¥(3)	¥0	¥67	¥(70)	¥(17)	¥844

Liabilities:
Trading liabilities
Equities	¥0	¥0	¥—	¥—	¥—	¥0	¥0	¥(0)	¥—
Foreign government, agency and municipal securities	—	0	—	—	—	0	0	—	0
Bank and corporate debt securities	—	0	—	—	—	0	0	—	0

Sub Total	¥0	¥0	¥—	¥—	¥—	¥0	¥0	¥(0)	¥0

Short-term borrowings	5	(0)	—	—	—	(0)	(1)	(3)	1
Payables and deposits	(0)	(0)	—	—	—	(0)	0	—	(0)
Long-term borrowings	89	58	—	—	—	58	19	18	68

Total	¥94	¥58	¥—	¥—	¥—	¥58	¥18	¥15	¥69

(1)	Includes gains and losses recorded in Revenue—Other and Non-interest expenses—Other in the consolidated statements of operations.
(2)	Includes the effect of foreign exchange movements.
(3)	Includes the effect from the application of ASC 810 which has been amended in accordance with ASU 2009-16 and ASU 2009-17.
(4)	If assets and liabilities move from Level 3 to another Level or move from another Level to Level 3, the amount reported in Net transfers in / (out of) Level 3 is the fair value as of the beginning of the quarter during which the movement occurs. Therefore if assets and liabilities move from another Level to Level 3 all gains/(losses) during the quarter are included in the table and if assets and liabilities move from Level 3 to another Level all gains/(losses) during the quarter are excluded from the table.
(5)	Each derivative classification includes derivatives referencing multiple risk components. For example, interest rates contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayments speeds. Credit contracts include credit default swaps as well as derivatives referencing corporate and government bonds. Derivatives previously classified under “Other contracts” have been reclassified based on the above methodology.

Significant transfers between levels during the year

Nomura assumes that transfer of the assets and liabilities from one Level to another Level occurs at the beginning of each quarter. There were no significant transfers between Level 1 and Level 2 for the nine months ended December 31, 2010 and three months ended December 31, 2010. There were no significant transfers between Level 1 or Level 2 and Level 3 for the nine months ended December 31, 2010 and three months ended December 31, 2010.

The following table presents the amounts of unrealized gains (losses) for the nine months ended December 31, 2009 and 2010 and three months ended December 31, 2009 and 2010, respectively, relating to those financial instruments which Nomura classified as Level 3 within the fair value hierarchy and that were still held by Nomura at the balance sheet date:

	Billions of yen
	Nine months ended December 31, 2009
	Net gain (loss) on trading	Gain (loss) on investments in equity securities and other(1)	Gain (loss) on private equity investments	Interest and dividends / Interest expense	Total unrealized gains / (losses)
Assets:
Trading assets and private equity investments
Equities	¥11	¥—	¥—	¥(1)	¥10
Private equity	—	—	(3)	—	(3)
Japanese agency and municipal securities	0	—	—	—	0
Foreign government, agency and municipal securities	(2)	—	—	—	(2)
Bank and corporate debt securities and loans for trading purposes	(15)	—	—	—	(15)
Commercial mortgage-backed securities (“CMBS”)	3	—	—	—	3
Residential mortgage-backed securities (“RMBS”)	(0)	—	—	—	(0)
Mortgage and other mortgage-backed securities	(10)	—	—	—	(10)
Collateralized debt obligations (“CDO”)	4	—	—	—	4
Investment trust funds and other	0	—	—	—	0
Derivative contracts, net	(36)	—	—	—	(36)

Sub Total	¥(45)	¥—	¥(3)	¥(1)	¥(49)

Loans and receivables	(0)	—	—	—	(0)
Other assets	—	(1)	—	—	(1)

Total	¥(45)	¥(1)	¥(3)	¥(1)	¥(50)

Liabilities:
Short-term borrowings	¥(7)	¥—	¥—	¥—	¥(7)
Payables and deposits	(1)	—	—	—	(1)
Long-term borrowings	5	—	—	—	5

Total	¥(3)	¥—	¥—	¥—	¥(3)

	Billions of yen
	Nine months ended December 31, 2010
	Net gain (loss) on trading	Gain (loss) on investments in equity securities and other(1)	Gain (loss) on private equity investments	Interest and dividends / Interest expense	Total unrealized gains / (losses)
Assets:
Trading assets and private equity investments
Equities	¥(6)	¥—	¥—	¥(0)	¥(6)
Private equity	—	—	(3)	—	(3)
Foreign government, agency and municipal securities	0	—	—	—	0
Bank and corporate debt securities and loans for trading purposes	(0)	—	—	—	(0)
Commercial mortgage-backed securities (“CMBS”)	5	—	—	—	5
Residential mortgage-backed securities (“RMBS”)	0	—	—	—	0
Mortgage and other mortgage-backed securities	(4)	—	—	—	(4)
Collateralized debt obligations (“CDO”)	2	—	—	—	2
Investment trust funds and other	1	—	—	—	1

Total cash instruments	(2)	—	(3)	(0)	(5)

Derivatives, net(2):
Equity contracts	19	—	—	—	19
Interest rate contracts	42	—	—	—	42
Credit contracts	(17)	—	—	—	(17)
Foreign exchange contracts	(3)	—	—	—	(3)
Commodity contracts	(1)	—	—	—	(1)

Total derivatives, net	40	—	—	—	40

Sub Total	¥38	¥—	¥(3)	¥(0)	¥35

Loans and receivables	(0)	—	—	—	(0)
Other assets	(0)	2	—	—	2

Total	¥38	¥2	¥(3)	¥(0)	¥37

Liabilities:
Trading liabilities
Foreign government, agency and municipal securities	¥(0)	¥—	¥—	¥—	¥(0)
Bank and corporate debt securities and loans for trading purposes	(0)	—	—	—	(0)

Sub Total	¥(0)	¥—	¥—	¥—	¥(0)

Short-term borrowings	0	—	—	—	0
Payables and deposits	(0)	—	—	—	(0)
Long-term borrowings	57	—	—	—	57

Total	¥57	¥—	¥—	¥—	¥57

	Billions of yen
	Three months ended December 31, 2009
	Net gain (loss) on trading	Gain (loss) on investments in equity securities and other(1)	Gain (loss) on private equity investments	Interest and dividends / Interest expense	Total unrealized gains / (losses)
Assets:
Trading assets and private equity investments
Equities	¥3	¥—	¥—	¥(0)	¥3
Private equity	—	—	2	—	2
Japanese agency and municipal securities	0	—	—	—	0
Foreign government, agency and municipal securities	0	—	—	—	0
Bank and corporate debt securities and loans for trading purposes	(4)	—	—	—	(4)
Commercial mortgage-backed securities (“CMBS”)	(8)	—	—	—	(8)
Residential mortgage-backed securities (“RMBS”)	0	—	—	—	0
Mortgage and other mortgage-backed securities	(0)	—	—	—	(0)
Collateralized debt obligations (“CDO”)	1	—	—	—	1
Investment trust funds and other	(0)	—	—	—	(0)
Derivative contracts, net	15	—	—	—	15

Sub Total	¥7	¥—	¥2	¥(0)	¥9

Loans and receivables	(0)	—	—	—	(0)
Other assets	—	(0)	—	—	(0)

Total	¥7	¥(0)	¥2	¥(0)	¥9

Liabilities:
Short-term borrowings	¥(3)	¥—	¥—	¥—	¥(3)
Payables and deposits	(1)	—	—	—	(1)
Long-term borrowings	(26)	—	—	—	(26)

Total	¥(30)	¥—	¥—	¥—	¥(30)

	Billions of yen
	Three months ended December 31, 2010
	Net gain (loss) on trading	Gain (loss) on investments in equity securities and other(1)	Gain (loss) on private equity investments	Interest and dividends / Interest expense	Total unrealized gains / (losses)
Assets:
Trading assets and private equity investments
Equities	¥1	¥—	¥—	¥(0)	¥1
Private equity	—	—	(3)	—	(3)
Foreign government, agency and municipal securities	(0)	—	—	—	(0)
Bank and corporate debt securities and loans for trading purposes	(2)	—	—	—	(2)
Commercial mortgage-backed securities (“CMBS”)	3	—	—	—	3
Residential mortgage-backed securities (“RMBS”)	(0)	—	—	—	(0)
Mortgage and other mortgage-backed securities	(1)	—	—	—	(1)
Collateralized debt obligations (“CDO”)	2	—	—	—	2
Investment trust funds and other	(0)	—	—	—	(0)

Total cash instruments	3	—	(3)	(0)	(0)

Derivatives, net(2):
Equity contracts	14	—	—	—	14
Interest rate contracts	(12)	—	—	—	(12)
Credit contracts	(11)	—	—	—	(11)
Foreign exchange contracts	(1)	—	—	—	(1)
Commodity contracts	(1)	—	—	—	(1)

Total derivatives, net	(11)	—	—	—	(11)

Sub Total	¥(8)	¥—	¥(3)	¥(0)	¥(11)

Loans and receivables	0	—	—	—	0
Other assets	0	1	—	—	1

Total	¥(8)	¥1	¥(3)	¥(0)	¥(10)

Liabilities:
Trading liabilities
Foreign government, agency and municipal securities	¥(0)	¥—	¥—	¥—	¥(0)
Bank and corporate debt securities and loans for trading purposes	(0)	—	—	—	(0)

Sub Total	¥(0)	¥—	¥—	¥—	¥(0)

Short-term borrowings	(0)	—	—	—	(0)
Payables and deposits	(0)	—	—	—	(0)
Long-term borrowings	42	—	—	—	42

Total	¥42	¥—	¥—	¥—	¥42

(1)	Includes gains and losses included in Revenue—Other and Non-interest expenses—Other in the consolidated statements of operations.
(2)	Each derivative classification includes derivatives referencing multiple risk components. For example, interest rates contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayment speeds. Credit contracts include credit default swaps as well as derivatives referencing corporate and government bonds. Derivatives previously classified under “Other contracts” have been reclassified based on the above methodology.

As of December 31, 2010, a lack of liquidity persists in certain asset classes which has impacted the observability of certain inputs which are significant to Nomura’s financial instrument valuations. These inputs include certain foreign currency exchange volatilities, certain interest rates volatilities and certain credit spreads.

As described above, the valuation of Level 3 financial assets and liabilities is dependent on certain significant inputs which cannot be observed in the market. Common characteristics of an inactive market include a low number of transactions of the financial instrument, stale or non-current price quotes, price quotes that vary substantially either over time or among market makers, or little publicly released information. Unobservable inputs include volatility risk and correlation risk for derivative instruments, refinancing periods and recovery rates for credit-related products and loans, and macroeconomic factors affecting the value of collateral for asset-backed securitization products.

If corroborative evidence is not available to value Level 3 financial instruments, fair value may be established using other equivalent products in the market. The level of correlation between the specific Level 3 financial instrument and the available benchmark instrument is considered as an unobservable parameter. Other techniques for determining an appropriate value for unobservable parameters may consider information such as consensus pricing data among certain market participants, historical trends, extrapolation from observable market data and other information Nomura would expect market participants to use in valuing similar instruments.

There is a range of fair values for Level 3 financial instruments as a result of the uncertainties described above. The specific valuation for each instrument is based on management’s judgment of prevailing market conditions, in accordance with Nomura’s established valuation policies and procedures. Using reasonably possible alternative assumptions to value Level 3 financial instruments will significantly influence fair values.

As described earlier, Level 3 financial instruments are often hedged by instruments in Level 1 or Level 2 of the fair value hierarchy. For the nine months ended December 31, 2010, gains and losses related to Level 3 assets did not have a material impact on Nomura’s liquidity and capital resources management.

In view of the fact that the valuation of these instruments fluctuates in response to a variety of factors, including, but not limited to, general market sentiment, credit, interest rate, foreign exchange and correlation risk, the current values may decrease if the market conditions deteriorate. Conversely, should conditions improve, an increase in value of the Level 3 portfolio would be expected.

Investments in Investment Funds that calculate NAV per share

In the normal course of business, Nomura invests in non-consolidated funds which meet the definition of investment companies or are similar in nature and which do not have readily determinable fair values. For certain of these investments, Nomura uses NAV per share as the basis for valuation as a practical expedient. Some of these investments are redeemable at different amounts from NAV per share.

The following table provides information on these investments where NAV per share is calculated or disclosed as of December 31, 2010 and March 31, 2010, respectively. Investments are presented by major category relevant to the nature of Nomura’s business and risks.

	Billions of yen
	December 31, 2010
	Fair Value(1)	Unfunded Commitments(2)	Redemption Frequency (if currently eligible)(3)	Redemption Notice Period(4)
Hedge funds	¥106	¥0	Weekly/Monthly	Same day-95 days
Venture capital funds	2	0	—	—
Private equity funds	58	20	Quarterly	30 days
Real estate funds	8	15	—	—

Total	¥174	¥35

	Billions of yen
	March 31, 2010
	Fair Value(1)	Unfunded Commitments(2)	Redemption Frequency (if currently eligible)(3)	Redemption Notice Period(4)
Hedge funds	¥156	¥1	Weekly/Monthly	1-90 days
Venture capital funds	2	0	—	—
Private equity funds	59	24	Quarterly	30 days
Real estate funds	12	14	—	—

Total	¥229	¥39

(1)	Fair value generally determined using NAV per share as a practical expedient.
(2)	The contractual amount of any unfunded commitments Nomura is required to make to the entities in which the investment is held.
(3)	The range in frequency with which Nomura can redeem investments.
(4)	The notice period required to be provided before redemption is possible.

Hedge funds:

This category includes funds of funds that invest in multiple asset classes. Nomura has developed the business of issuing structured notes linked to hedge funds. As a result, most of the risks are transferred as pass-through. The fair values of the investments in this category are estimated using the NAV per share of the investments. Although most of these funds can be redeemed within 6 months, certain funds cannot be redeemed within 6 months due to contractual, liquidity or gating issues. Redemption period cannot be estimated for suspended or liquidating funds which may contain transfer restrictions to third parties.

Venture capital funds:

This category includes primarily start-up funds. The fair values of the investments in this category are estimated using the NAV per share of the investments. Most of these funds cannot be redeemed within 6 months. Redemption period cannot be estimated for suspended or liquidating funds. Some of these funds contain transfer restrictions over transfers to third parties.

Private equity funds:

These funds invest manly in various sectors in Europe, United States and Japan. The fair values of certain investments in this category are estimated using the NAV per share of the investments. Redemption is restricted for most of these funds. Some of these funds contain transfer restrictions over transfers to third parties.

Real estate funds:

This category includes investments in commercial real estates and others. The fair values of the investments in this category are estimated using the NAV per share of the investments. Redemption is restricted to most of these funds. These funds contain transfer restrictions over transfers to third parties.

Fair value option for financial assets and financial liabilities

Nomura carries certain eligible financial assets and liabilities at fair value through the election of the fair value option permitted by ASC 815 “Derivatives and Hedging” (“ASC 815”) and ASC 825 “Financial Instruments” (“ASC 825”). When Nomura elects the fair value option for an eligible item, changes in that item’s fair value are recognized in the consolidated statements of operations. Election of the fair value option is generally irrevocable unless an event that gives rise to a new basis of accounting for that instrument occurs.

The financial assets and financial liabilities primarily elected for the fair value option by Nomura, and the reasons for the election, are as follows:

•

Loans which are risk managed on a fair value basis. Nomura elects the fair value option to mitigate volatility in the consolidated statements of operations caused by the difference in measurement basis that otherwise would arise between loans and the derivatives used to risk manage those instruments.

•

Equity method investments held for capital appreciation or current income purposes, which Nomura generally has an intention to exit as opposed to hold indefinitely. Nomura elects the fair value option to more appropriately represent the purpose of these investments in these consolidated financial statements.

•

Financial liabilities recognized in transactions which are accounted for as secured financing transactions under ASC 860. Nomura elects the fair value option for these financial liabilities to mitigate volatility in the consolidated statements of operations that otherwise would arise had this election not been made. Even though Nomura usually has little or no continuing economic exposure to the transferred financial assets, they remain on the consolidated balance sheets and continue to be carried at fair value, with changes in fair value recognized through the consolidated statements of operations; and

•

All structured notes issued on or after April 1, 2008. Nomura elects the fair value option for those structured notes primarily to mitigate the volatility in the consolidated statements of operations caused by differences in the measurement basis for structured notes and the derivatives Nomura uses to risk manage those positions. Nomura also elects the fair value option for certain notes issued by consolidated variable interest entities for the same purposes and for certain structured notes issued prior to April 1, 2008.

Interest and dividends arising from financial instruments for which the fair value option has been elected are recognized within Interest revenue or Interest expense or Revenue—Net gain (loss) on trading.

The following table presents gains (losses) due to changes in fair value for financial instruments measured at fair value using the fair value option for the nine months ended December 31, 2009 and 2010, three months ended December 31, 2009 and 2010, respectively.

	Billions of yen
	Nine months ended December 31, 2009	Nine months ended December 31, 2010
	Net gain (loss) on trading	Net gain (loss) on trading
Assets:
Trading assets and private equity investments(1)
Trading assets	¥(0)	¥(3)
Private equity investments	(0)	(0)
Loans and receivables	6	7

Total	¥6	¥4

Liabilities:
Short-term borrowings(2)	¥(14)	¥2
Long-term borrowings(2)(3)	(58)	(44)

Total	¥(72)	¥(42)

	Billions of yen
	Three months ended December 31, 2009	Three months ended December 31, 2010
	Net gain (loss) on trading	Net gain (loss) on trading
Assets:
Trading assets and private equity investments(1)
Trading assets	¥(0)	¥(1)
Private equity investments	0	0
Loans and receivables	0	3

Total	¥(0)	¥2

Liabilities:
Short-term borrowings(2)	¥(1)	¥7
Long-term borrowings(2)(3)	(36)	17

Total	¥(37)	¥24

(1)	Includes equity investments that would have been accounted for under the equity method had Nomura not chosen to apply the fair value option.
(2)	Includes structured notes and other financial liabilities for which Nomura elected the fair value option.
(3)	Includes liabilities recognized from secured financing transactions arising from transfers of financial assets which did not meet the criteria for sales accounting.

Nomura elected to apply the fair value option for its 45.5% investment in the common stock of Ashikaga Holdings Co., Ltd. This investment is reported within Trading assets and private equity investments—Private equity investments in the consolidated balance sheets.

Nomura calculates the impact of changes in its own creditworthiness on certain financial liabilities for which the fair value option is elected by discounting future cash flows at a rate which incorporates observable changes in its credit spread. Losses from changes in the fair value of the financial liabilities for which the fair value option was elected, attributable to the change in Nomura’s creditworthiness were ¥58 billion for the nine months ended December 31, 2009, mainly due to the tightening of Nomura’s credit spread. Gains from changes in the fair value of the financial liabilities for which the fair value option was elected, attributable to the change in its creditworthiness, were ¥7 billion for the nine months ended December 31, 2010, mainly because of the widening of Nomura’s credit spread. Losses from changes in the fair value of the financial liabilities for which the fair value option was elected, attributable to the change in Nomura’s creditworthiness were ¥20 billion for the three months ended December 31, 2009, mainly because of the tightening of Nomura’s credit spread. Gains from changes in the fair value of the financial liabilities for which the fair value option was elected, attributable to the change in its creditworthiness, were ¥1 billion for the three months ended December 31, 2010, mainly because of the widening of Nomura’s credit spread.

There was no significant impact on financial assets for which the fair value option was elected attributable to instrument-specific credit risk.

As of December 31, 2010, the fair value of the aggregate unpaid principal balance (which is contractually principally protected) of loans and receivables for which the fair value option was elected was ¥1 billion more than the principal balance of such loans and receivables. The fair value of the aggregate unpaid principal balance (which is contractually principally protected) of long-term borrowings for which the fair value option was elected was ¥34 billion less than the principal balance of such long-term borrowings. There were no loans and receivables for which the fair value option was elected that were 90 days or more past due. As of March 31, 2010, the fair value of the aggregate unpaid principal balance (which is contractually principally protected) of loans and receivables for which the fair value option was elected was ¥1 billion more than the principal balance of such loans and receivables. The fair value of the aggregate unpaid principal balance (which is contractually principally protected) of long-term borrowings for which the fair value option was elected was ¥6 billion less than the principal balance of such long-term borrowings. There were no loans and receivables for which the fair value option was elected that were 90 days or more past due.

Assets and liabilities carried at fair value on a nonrecurring basis—

In addition to the financial instruments carried at fair value on a recurring basis, Nomura also carries other assets and liabilities at fair value on a nonrecurring basis, where the primary measurement basis is not fair value. Fair value is only used in specific circumstances such as to measure impairment.

Estimated Fair Value

Financial assets which are carried at contractual amounts that approximate fair value include Cash and cash equivalents, Time deposits, Deposits with stock exchanges and other segregated cash, Receivables from customers, Receivables from other than customers, Securities purchased under agreements to resell, and Securities borrowed. Financial liabilities which are carried at contractual amounts that approximate fair value include Short-term borrowings, Payables to customers, Payables to other than customers, Deposits received at banks, Securities sold under agreements to repurchase, Securities loaned and Other secured borrowings. These financial instruments mature principally within one year and bear interest at rates that approximate market rates.

Loans receivable

Loans receivable are carried at cost adjusted for deferred fees or costs on originated loans, unamortized premiums or discounts on purchased loans less applicable allowances for loan losses, unless the fair value option is elected and they are held at fair value. The fair value of loans receivable is estimated based on loan characteristics. Where quoted market prices are available, such market prices are utilized to estimate fair value.

The following table presents carrying values and fair values or approximate fair values of loans receivable. Carrying values are shown after deducting allowances for doubtful accounts.

	Billions of yen
	December 31, 2010		March 31, 2010
	Carrying value	Fair value	Carrying value	Fair value
Loans receivable	¥1,224	¥1,221	¥1,306	¥1,299

Long-term borrowings

For long-term borrowings, certain hybrid financial instruments including structured notes are carried at fair value under the fair value option. Except for those instruments, long-term borrowings are carried at historical amounts unless such borrowings are designated as the hedged item in a fair value hedge. The fair value of long-term borrowings is estimated using quoted market prices where available or by discounting future cash flows.

The following table presents carrying values and fair values or approximate fair values of long-term borrowings.

	Billions of yen
	December 31, 2010		March 31, 2010
	Carrying value	Fair value	Carrying value	Fair value
Long-term borrowings	¥8,052	¥7,834	¥7,199	¥6,984

4. Derivative instruments and hedging activities:

Derivatives used for trading purposes

In the normal course of business, Nomura enters into transactions involving derivative financial instruments to meet customer needs, for its trading activities, and to reduce its own exposure to loss due to adverse fluctuations in interest rates, currency exchange rates and market prices of securities. These financial instruments include contractual agreements such as commitments to swap interest payment streams, exchange currencies or purchase or sell securities and other financial instruments on specific terms at specific future dates.

Nomura also enters into various derivative financial instrument transactions including futures, forwards, option and swap contracts involving securities, foreign currency, interest rate and other capital market instruments as part of its normal trading activities and for market risk management of certain non-trading assets and liabilities.

Nomura maintains active trading positions in a variety of derivative financial instruments. Most of Nomura’s trading activities are customer oriented. Nomura utilizes a variety of derivative financial instruments as a means of bridging customers’ specific financial needs and investors’ demands in the securities markets. Nomura also actively trades securities and various derivatives to assist its customers in adjusting their risk profiles as markets change. In performing these activities, Nomura carries an inventory of capital markets instruments and maintains its access to market liquidity by quoting bid and offer prices to and trading with other market makers. These activities are essential to provide customers with securities and other capital markets products at competitive prices.

Futures and forwards contracts are commitments to either purchase or sell securities, foreign currency or other capital market instruments at a specific future date for a specified price and may be settled in cash or through delivery. Foreign exchange contracts include spot and forward contracts and involve the exchange of two currencies at a rate agreed to by the contracting parties. Risks arise from the possible inability of counterparties to meet the terms of their contracts and from movements in market prices. Futures contracts are executed through regulated exchanges which clear and guarantee performance of counterparties. Accordingly, credit risk associated with futures contracts is considered minimal. In contrast, forward contracts are generally negotiated between two counterparties and, therefore, are subject to the performance of the related counterparties.

Options are contracts that grant the purchaser, for a premium payment, the right to either purchase or sell a financial instrument at a specified price within a specified period of time or on a specified date from or to the writer of the option. The writer of options receives premiums and bears the risk of unfavorable changes in the market price of the financial instruments underlying the options.

Swaps are contractual agreements in which two counterparties agree to exchange certain cash flows, at specified future dates, based on an agreed contract. Certain agreements may result in combined interest rate and foreign currency exposures. Entering into swap agreements may involve the risk of credit loss in the event of the counterparties’ default.

To the extent these derivative financial instruments are economically hedging financial instruments or securities positions of Nomura, the overall risk of loss may be fully or partly mitigated by the hedged position.

Nomura seeks to minimize its exposure to market risk arising from its use of these derivative financial instruments through various control policies and procedures, including position limits, monitoring procedures and hedging strategies whereby Nomura enters into offsetting or other positions in a variety of financial instruments. Credit risk associated with these financial instruments is controlled by Nomura through credit approvals, limits and monitoring procedures. To reduce default risk, Nomura requires collateral, principally cash collateral and government securities, for certain derivative transactions. From an economic standpoint, Nomura evaluates default risk exposure net of related collateral. Furthermore, Nomura generally enters into International Swaps and Derivatives Association, Inc. master agreements or their equivalents (“master netting agreements”) with each of its counterparties. Master netting agreements provide a right of offset in the event of bankruptcy and mitigate the credit risk exposure from these transactions. In some cases, they enable unrealized gains and losses arising from Nomura’s dealings in over-the-counter derivatives to be presented on a net-by-counterparty basis and on a net-by-cash collateral basis in accordance with ASC 210-20 “Offsetting” (“ASC 210-20”).

Nomura offset ¥651 billion of cash collateral receivables against net derivative liabilities and ¥599 billion of cash collateral payables against net derivative assets as of December 31, 2010. Nomura offset ¥640 billion of cash collateral receivables against net derivative liabilities and ¥649 billion of cash collateral payables against net derivative assets as of March 31, 2010.

Derivatives used for non-trading purposes

Nomura’s principal objectives in using derivatives for purposes other than trading are market risk management for certain non-trading liabilities such as issued debt, foreign exchange risk management for certain foreign subsidiaries, equity price risk arising from certain stock-based compensation awards granted to employees. Credit risk associated with derivatives utilized for non-trading purposes is controlled and managed in the same way as credit risk associated with derivatives utilized for trading purposes.

Fair value hedges

Nomura issues Japanese yen and foreign currency denominated debt with both fixed and floating interest rates. Nomura generally enters into swap agreements to convert fixed rate interest payments on its debt obligations to floating rate and applies hedge accounting to these instruments.

Net investment hedges

Effective from April 2010, Nomura designates foreign currency futures and foreign currency denominated long-term debt as hedges of certain subsidiaries with significant foreign exchange risks and applies hedge accounting to these instruments. Accordingly, the effective hedging portion of the foreign exchange gains (losses) arising from the derivative contracts and non-derivative financial products designated as hedges is recognized in the Other comprehensive income (loss)—Change in cumulative translation adjustments, net of tax in the consolidated statements of comprehensive income and is offset by the foreign exchange adjustments arising from consolidating of the relevant foreign subsidiaries.

Concentrations of credit risk for derivatives

The following table presents Nomura’s significant concentration of exposures to credit risk in OTC derivatives with financial institutions. The gross fair value of derivative assets represents the maximum amount of loss due to credit risk that Nomura would incur if the counterparties of Nomura failed to perform in accordance with the terms of the instruments and any collateral or other security Nomura held in relation to those instruments proved to be of no value.

	Billions of yen
	December 31, 2010
	Gross Fair Value of derivative assets	Impact of Master Netting Arrangements	Impact of Collateral	Net Exposure to Credit Risk
Financial institutions	¥13,647	¥(12,345)	¥(555)	¥747

	Billions of yen
	March 31, 2010
	Gross Fair Value of derivative assets	Impact of Master Netting Arrangements	Impact of Collateral	Net Exposure to Credit Risk
Financial institutions	¥12,340	¥(11,353)	¥(594)	¥393

Derivative activities

Derivatives used for trading purposes are reported in the consolidated balance sheets within Trading assets or Trading liabilities, depending on whether the derivative has a positive or negative fair value, respectively. Embedded derivatives bifurcated from an underlying host debt instrument are reported in Short-term borrowings or Long-term borrowings depending on the maturity of the underlying host contract. Derivatives used for non-trading purposes are reported in Trading assets and Trading liabilities depending on whether the derivative has a positive or negative fair value, respectively.

The following table quantifies the volume of Nomura’s derivative activity, through a disclosure of notional amounts, in comparison with the fair value of those derivatives. All amounts are disclosed on a gross basis, prior to counterparty netting of derivative assets and liabilities and cash collateral netting against net derivatives.

	Billions of yen
	December 31, 2010
	Derivative Assets		Derivative Liabilities
	Notional	Fair Value	Notional(1)	Fair Value(1)
Derivatives used for trading purposes(2)(3):
Equity contracts	¥14,434	¥1,227	¥12,401	¥1,372
Interest rate contracts	511,640	13,566	520,461	13,406
Credit contracts	34,724	2,048	37,890	2,017
Foreign exchange contracts	52,279	1,382	50,831	1,265
Commodity contracts	871	65	700	63

Total	¥613,948	¥18,288	¥622,283	¥18,123

Derivatives designated as hedging instruments:
Interest rate contracts	¥1,569	¥45	¥343	¥6
Foreign exchange contracts	83	2	29	1

Total	¥1,652	¥47	¥372	¥7

Total derivatives	¥615,600	¥18,335	¥622,655	¥18,130

	Billions of yen
	March 31, 2010
	Derivative Assets		Derivative Liabilities
	Notional	Fair Value	Notional(1)	Fair Value(1)
Derivatives used for trading purposes(2):
Equity contracts	¥19,070	¥1,562	¥18,391	¥1,681
Interest rate contracts	368,014	11,997	359,576	11,616
Credit contracts	33,611	2,053	36,103	2,020
Foreign exchange contracts	65,428	715	63,090	780
Commodity contracts	387	32	338	32

Total	¥486,510	¥16,359	¥477,498	¥16,129

Derivatives designated as hedging instruments:
Interest rate contracts	¥1,030	¥27	¥472	¥3

Total	¥1,030	¥27	¥472	¥3

Total derivatives	¥487,540	¥16,386	¥477,970	¥16,132

(1)	Includes the amount of embedded derivatives bifurcated in accordance with ASC 815.
(2)	Each derivative classification includes derivatives referencing multiple risk components. For example, interest rates contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayment speeds. Credit contracts include credit default swaps as well as derivatives referencing corporate and government bonds. Derivatives previously classified under “Other contracts” have been reclassified based on the above methodology. Previously reported amounts have been reclassified to conform to the current period presentation.
(3)	Includes derivatives used for non-trading purposes which are not designated as accounting hedges.

The following table discloses amounts included in the consolidated statements of operations related to derivatives.

	Billions of yen
	Nine months ended December 31, 2009	Nine months ended December 31, 2010
	Net gain (loss) on trading
Derivatives used for trading purposes(1)(2)(3):
Equity contracts	¥348	¥143
Interest rate contracts	75	65
Credit contracts	(62)	55
Foreign exchange contracts	98	(83)
Commodity contracts	0	4

Total	¥459	¥184

	Billions of yen
	Three months ended December 31, 2009	Three months ended December 31, 2010
	Net gain (loss) on trading
Derivatives used for trading purposes(1)(2)(3):
Equity contracts	¥95	¥(126)
Interest rate contracts	(1)	55
Credit contracts	(18)	33
Foreign exchange contracts	86	32
Commodity contracts	0	4

Total	¥162	¥(2)

(1)	Includes net gain (loss) on embedded derivatives.
(2)	Each derivative classification includes derivatives referencing multiple risk components. For example, interest rates contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayment speeds. Credit contracts include credit default swaps as well as derivatives referencing corporate and government bonds. Derivatives previously classified under “Other contracts” have been reclassified based on the above methodology. Previously reported amounts have been reclassified to conform to the current period presentation.
(3)	Includes net gain (loss) on derivatives used for non-trading purposes which are not designated as accounting hedges.

Fair value hedges

	Billions of yen
	Nine months ended December 31, 2009	Nine months ended December 31, 2010
	Interest revenue / Interest expense
Derivatives designated as hedging instruments:
Interest rate contracts	¥12	¥24

Total	¥12	¥24

Hedged items:
Long-term borrowings	¥(12)	¥(24)

Total	¥(12)	¥(24)

	Billions of yen
	Three months ended December 31, 2009	Three months ended December 31, 2010
	Interest revenue / Interest expense
Derivatives designated as hedging instruments:
Interest rate contracts	¥6	¥(24)

Total	¥6	¥(24)

Hedged items:
Long-term borrowings	¥(6)	¥24

Total	¥(6)	¥24

The following table discloses gains (losses) from the derivative contracts and non-derivatives financial products designated as hedging instruments included in the consolidated statements of comprehensive income related to derivatives.

Net investment hedges

	Billions of yen
	Nine months ended December 31, 2009	Nine months ended December 30, 2010
	Other comprehensive income (loss)(1)
Foreign exchange contracts	¥—	¥3
Long-term borrowings	—	20

Total	¥—	¥23

	Billions of yen
	Three months ended December 31, 2009	Three months ended December 31, 2010
	Other comprehensive income (loss)(1)
Foreign exchange contracts	¥—	¥1
Long-term borrowings	—	4

Total	¥—	¥5

(1)	Include the effective portion of gains (losses) designated in hedges.
(2)	The portion of the gains (losses) representing the amount of the hedges’ ineffectiveness and the amount excluded from the assessment of hedge effectiveness are recognized in Revenue—Other in the consolidated statements of operations. There were no material gains (losses) during the nine months ended December 31, 2010 and three months ended December 31, 2010.

Derivatives containing credit-risk-related contingent features

Nomura enters into certain OTC derivatives and other agreements containing credit-risk-related contingent features. These features would require Nomura to post additional collateral or settle the instrument upon occurrence of a credit event, the most common of which would be a downgrade in the Company’s long-term credit rating.

The aggregate fair value of all derivative instruments with credit-risk-related contingent features that are in a liability position as of December 31, 2010, was ¥1,814 billion with related collateral pledged of ¥871 billion. In the event of a one-notch downgrade to Nomura’s long-term credit rating, the aggregate fair value of assets that would have been required to be posted as additional collateral or that would have been needed to settle the instruments immediately was ¥16 billion. The aggregate fair value of all derivative instruments with credit-risk-related contingent features that are in a liability position as of March 31, 2010, was ¥1,559 billion with related collateral pledged of ¥848 billion. In the event of a one-notch downgrade to Nomura’s long-term credit rating, the aggregate fair value of assets that would have been required to be posted as additional collateral or that would have been needed to settle the instruments immediately was ¥29 billion.

Credit derivatives:

Credit derivatives are derivative instruments in which one or more of their underlyings are related to the credit risk of a specified entity (or group of entities) or an index based on the credit risk of a group of entities and that expose the seller to potential loss from credit risk related events specified in the contract.

Written credit derivatives are instruments or embedded features where Nomura assumes third party credit risk, either as guarantor in a guarantee-type contract, or as the party that provides credit protection in an option-type contract, credit default swap, or any other credit derivative contract.

Nomura enters into credit derivatives as part of its normal trading activities as both purchaser and seller for credit risk mitigation, proprietary trading positions and for client transactions.

The most significant type of credit derivatives used by Nomura are single-name credit default swaps where settlement of the derivative is based on the credit risk of a single third party. Nomura also writes credit derivatives linked to the performance of a credit default index and issues other credit-risk related portfolio products.

Nomura would have to perform under a credit derivative contract if a credit event as defined in the respective contract occurs. Typical credit events include bankruptcy, failure to pay and restructuring of obligations of the referenced security.

Credit derivative contracts written by Nomura are either cash or physically settled. In cash-settled instruments, once payment is made upon an event of a default, the contract usually terminates with no further payments due. Nomura generally has no right to assume the reference assets of the counterparty in exchange for payment, nor does Nomura usually have any direct recourse to the actual issuers of the reference assets to recover the amount paid. In physically-settled contracts, upon a default event, Nomura takes delivery of the reference asset in return for payment of the full notional of the contract.

Nomura actively monitors and manages its credit derivative exposures. Where protection is sold, risks may be mitigated by purchasing credit protection from other third parties either on identical underlying reference assets or on underlying reference assets with the same issuer which would be expected to behave in a correlated fashion. The most common form of recourse provision to enable Nomura to recover from third parties any amounts paid under a written credit derivative is therefore not through the derivative itself but rather through the separate purchase of credit derivatives with identical or correlated underlyings.

Nomura quantifies the value of these purchased contracts in the following tables in the column titled “Purchased Credit Protection”. These amounts represent purchased credit protection with identical underlyings to the written credit derivative contracts which act as a hedge against Nomura’s exposure. To the extent Nomura is required to pay out under the written credit derivative, a similar amount would generally become due to us under the purchased hedge.

Credit derivatives have a stated notional amount which represents the maximum payment Nomura may be required to make under the contract. However, this is generally not a true representation of the amount Nomura will actually pay as in addition to purchased credit protection, other risk mitigating factors reduce the likelihood and amount of any payment, including:

The probability of default: Nomura values credit derivatives taking into account the probability that the underlying reference asset will default and that Nomura will be required to make payments under the contract. Based on historical experience and Nomura’s assessment of the market, Nomura believes that the probability that all reference assets on which Nomura provides protection will default in a single period is remote. The disclosed notional amount, therefore, significantly overstates Nomura’s true exposure on these contracts.

The recovery value on the underlying asset: In the case of a default, Nomura’s liability on a contract is limited to the difference between the notional amount and the recovery value of the underlying reference asset. While the recovery value on a defaulted asset may be minimal, this does reduce amounts paid on these contracts.

Nomura holds assets as collateral in relation to written credit derivatives. However, these amounts do not enable Nomura to recover any amounts paid under the credit derivative but rather mitigate the risk of economic loss arising from a counterparty defaulting against amounts due to Nomura under the contract. Collateral requirements are determined on a counterparty level rather than individual contract, and also generally cover all types of derivative contracts rather than just credit derivatives.

The following tables present information about Nomura’s written credit derivatives and purchased credit protection with identical underlyings as of December 31, 2010 and March 31, 2010, respectively.

	Billions of yen
	December 31, 2010
		Maximum Potential Payout/Notional					Notional
			Years to Maturity				Purchased Credit Protection
	Carrying value (Asset) / liability(1)	Total	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years
Single-name credit default swaps	¥159	¥17,494	¥1,834	¥5,410	¥8,009	¥2,241	¥15,826
Credit default indices	154	12,352	763	3,788	6,782	1,019	11,131
Other credit-risk related portfolio products	59	3,294	236	1,754	858	446	1,874
Credit-risk related options and swaptions	0	492	4	—	488	—	439

Total	¥372	¥33,632	¥2,837	¥10,952	¥16,137	¥3,706	¥29,270

	Billions of yen
	March 31, 2010
		Maximum Potential Payout/Notional					Notional
			Years to Maturity				Purchased Credit Protection
	Carrying value (Asset) / liability(1)	Total	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years
Single-name credit default swaps	¥(377)	¥14,659	¥104	¥3,249	¥5,741	¥5,565	¥12,988
Credit default indices	174	13,319	51	1,801	4,693	6,774	11,837
Other credit-risk related portfolio products	135	3,874	—	566	1,856	1,452	2,208
Credit-risk related options and swaptions	0	7	—	5	—	2	5

Total	¥(68)	¥31,859	¥155	¥5,621	¥12,290	¥13,793	¥27,038

(1)	Carrying value amounts are shown on a gross basis prior to cash collateral or counterparty netting.

The following tables present information about Nomura’s written credit derivatives by external credit rating of the underlying asset. Ratings are based on Standard & Poor’s (“S&P”), or if not rated by S&P, based on Moody’s Investors Service. If ratings from either of these agencies are not available, the ratings are based on Fitch Ratings Ltd. or Japan Credit Rating Agency, Ltd. For credit default indices, the rating is determined by taking the weighted average of the external credit ratings given for each of the underlying reference entities comprising the portfolio or index.

	Billions of yen
	December 31, 2010
	Maximum Potential Payout/Notional
	AAA	AA	A	BBB	BB	Other(1)	Total
Single-name credit default swaps	¥1,917	¥1,417	¥5,583	¥4,970	¥2,344	¥1,263	¥17,494
Credit default indices	1,246	328	5,125	3,868	595	1,190	12,352
Other credit-risk related portfolio products	21	—	—	—	—	3,273	3,294
Credit-risk related options and swaptions	69	—	93	326	4	—	492

Total	¥3,253	¥1,745	¥10,801	¥9,164	¥2,943	¥5,726	¥33,632

	Billions of yen
	March 31, 2010
	Maximum Potential Payout/Notional
	AAA	AA	A	BBB	BB	Other(1)	Total
Single-name credit default swaps	¥668	¥922	¥4,469	¥4,912	¥2,201	¥1,487	¥14,659
Credit default indices	967	351	5,998	3,987	350	1,666	13,319
Other credit-risk related portfolio products	23	—	—	—	—	3,851	3,874
Credit-risk related options and swaptions	—	—	—	2	—	5	7

Total	¥1,658	¥1,273	¥10,467	¥8,901	¥2,551	¥7,009	¥31,859

(1)	“Other” includes credit derivatives where the credit rating of the underlying reference asset is below investment grade or where a rating is unavailable.

5. Collateralized transactions:

Nomura enters into collateralized transactions, including resale and repurchase agreements, securities borrowed and loaned transactions, and other secured borrowings mainly to meet customers’ needs, finance trading inventory positions and obtain securities for settlements. Nomura monitors the value of the underlying securities on a daily basis relative to the related receivables and payables, including accrued interest, and requests or returns additional collateral when appropriate. Nomura monitors the market value of the securities borrowed or loaned and requires additional cash or securities, as necessary, to ensure that such transactions are adequately collateralized. Under these transactions, Nomura either receives or provides collateral, including Japanese government, agency, mortgage-backed, bank and corporate debt securities, non-Japanese government securities and equities. In many cases, Nomura is permitted to use the securities received to secure repurchase agreements, enter into securities lending transactions or to cover short positions with counterparties.

The fair value of securities received as collateral, securities borrowed with collateral and securities borrowed without collateral which Nomura is permitted to sell or repledge and the portion that has been sold or repledged are as follows:

	Billions of yen
	December 31, 2010	March 31, 2010
The fair value of securities received as collateral, securities borrowed with collateral and securities borrowed without collateral where Nomura is permitted to sell or repledge the securities	¥25,324	¥22,378
The portion of the above that has been sold (included in Trading liabilities on the consolidated balance sheets) or repledged	20,782	19,640

Nomura pledges firm-owned securities to collateralize repurchase agreements and other secured financings. Pledged securities that can be sold or repledged by the secured party, including Gensaki Repo transactions, are disclosed in parentheses as Securities pledged as collateral in Trading assets on the consolidated balance sheets as of December 31, 2010 and March 31, 2010, respectively. Assets owned, which have been pledged as collateral, primarily to stock exchanges and clearing organizations, without allowing the secured party the right to sell or repledge them, are summarized in the table below:

	Millions of yen
	December 31, 2010	March 31, 2010
Trading assets:
Equities and convertible bonds	¥2,482	¥7,623
Government and government agency bonds	1,368,323	2,144,648
Bank and corporate debt securities	125,343	169,251
Commercial mortgage-backed securities (CMBS)	45,758	26,072
Residential mortgage-backed securities (RMBS)	1,139,282	704,016
Mortgage and mortgage-backed securities	—	32,740
Collateralized debt obligations (CDO)	56,089	16,522
Investment trust funds and other	15,076	6,048

Total	¥2,752,353	¥3,106,920

Non-trading debt securities	¥88,081	¥98,860
Investments in and advance to affiliated companies	¥35,771	¥35,933

Assets subject to lien, except for those disclosed above, are as follows:

	Millions of yen
	December 31, 2010	March 31, 2010
Loans and receivables	¥479	¥389
Trading assets	2,049,253	2,275,746
Office buildings, land, equipment and facilities	20,438	24,947
Non-trading debt securities	259,932	143,029
Other	—	12,738

Total	¥2,330,102	¥2,456,849

Assets in the above table were primarily pledged for secured borrowings, including other secured borrowings, collateralized bonds of consolidated VIEs and trading balances of secured borrowings, and derivative transactions.

Resale and repurchase agreements (“repo transactions”) principally involve the buying or selling of government and government agency securities under agreements with customers to resell or repurchase these securities to or from those customers. Repo transactions are generally accounted for as collateralized agreements or collateralized financing transactions and are recorded on the quarterly consolidated balance sheets at the amount at which the securities were originally acquired or sold with applicable accrued interest, as appropriate.

Repo transactions where the maturity of the security transferred as collateral matches the maturity of the repo transaction (“repo-to-maturity transactions”) are accounted for as sales rather than collateralized financings where the criteria for derecognition of the securities transferred under ASC 860 are met. The amounts of securities derecognized from the quarterly consolidated balance sheets under repo-to-maturity transactions as of December 31, 2010 and March 31, 2010 was ¥139,170 million and ¥185,047 million, respectively.

Securities borrowed and securities loaned are generally accounted for as collateralized agreements and collateralized financing transactions, respectively. Securities borrowed and securities loaned are generally cash collateralized and are recorded on the quarterly consolidated balance sheets at the amount of cash collateral advanced or received. Securities borrowed transactions generally required Nomura to provide the counterparty with collateral in the form of cash or other securities. For securities loaned transactions, Nomura generally receives collateral in the form of cash or other securities.

Certain securities lending transactions are accounted for as sales where the criteria for derecognition of the transferred financial assets under ASC 860 are met. The amounts of securities derecognized from the quarterly consolidated balance sheets under these transactions as of December 31, 2010 and March 31, 2010 was ¥298,731 million and ¥153,808 million, respectively.

6. Securitizations and Variable Interest Entities (“VIEs”):

Securitizations

Nomura utilizes SPEs to securitize commercial and residential mortgage loans, government and corporate bonds and other types of financial assets. Those SPEs are incorporated as stock companies, Tokumei kumiai (silent partnerships), Cayman SPCs or trust accounts. Nomura’s involvement with SPEs includes structuring SPEs, underwriting, distributing and selling debt instruments and beneficial interests issued by SPEs to investors. Nomura accounts for the transfer of financial assets in accordance with ASC 860. This statement requires that Nomura accounts for the transfer of financial assets as a sale when Nomura relinquishes control over the assets. ASC 860 deems control to be relinquished when the following conditions are met: (a) the assets have been isolated from the transferor (even in bankruptcy or other receivership), (b) the transferee has the right to pledge or exchange the assets received, or if the transferee is an entity whose sole purpose is to engage in securitization or asset-backed financing activities, and that entity is constrained from pledging or exchanging the assets it receives, the holders of its beneficial interests have the right to pledge or exchange the beneficial interests, and (c) the transferor has not maintained effective control over the transferred assets. Nomura may obtain an interest in the financial assets, including retained interests in the SPEs. Any such interests are accounted for at fair value and included in Trading assets within Nomura’s consolidated balance sheet, with the change in fair value included in Revenues-net gain (loss) on trading. Fair value for retained interests in securitized financial assets is determined using observable prices; or in cases where observable prices are not available for certain retained interests, Nomura estimates fair value based on the present value of expected future cash flows using its best estimates of the key assumptions, including forecasted credit losses, prepayment rates, forward yield curves and discount rates commensurate with risks involved. Nomura may also enter into derivative transactions in relation to the assets transferred to an SPE.

As noted above, Nomura may have continuing involvement with SPEs to which Nomura transferred assets. During the nine months ended December 31, 2009 and the three months ended December 31, 2009, Nomura securitized ¥626 billion and ¥555 billion respectively and recognized associated loss on sale of ¥23 million and profit on sale of ¥2 million respectively. During the nine months ended December 31, 2010 and the three months ended December 31, 2010, Nomura received cash proceeds from SPEs in new securitizations of ¥431 billion and ¥293 billion respectively and the debt securities issued by SPEs in initial fair value of ¥1,863 billion and ¥589 billion respectively. During the nine months ended December 31, 2010 and the three months ended December 31, 2010, cash proceeds from third parties on the sale of those debt securities were ¥1,107 billion and ¥410 billion respectively, and recognized profit on sale in new securitizations was ¥0.2 million and ¥2 million respectively. The cumulative balance of financial assets transferred to SPEs with which Nomura has continuing involvement was ¥1,657 billion and ¥2,845 billion as of March 31, 2010 and December 31, 2010, respectively. Nomura’s retained interests were ¥134 billion and ¥234 billion as of March 31, 2010 and December 31, 2010, respectively. For the nine months ended December 31, 2009 and the three months ended December 31, 2009, Nomura received ¥476 billion and ¥396 billion respectively from the SPEs. For the nine months ended December 31, 2010 and the three months ended December 31, 2010, Nomura received ¥20 billion and ¥10 billion, respectively, from the SPEs on the interests held in SPEs. Nomura had outstanding collateral service agreements or written credit default swap agreements in the amount of ¥30 billion and ¥27 billion as of March 31, 2010 and December 31, 2010. Nomura does not provide financial support to SPEs beyond its contractual obligations.

The following table presents the fair value of retained interests which Nomura has continuing involvement in SPEs and its classification in the fair value hierarchy, categorized by type of transferred assets.

	Billions of yen
	December 31, 2010
	Level 1	Level 2	Level 3	Total	Investment grade	Other
Type of transferred assets
Government and government agency bonds	¥—	¥232	¥—	¥232	¥231	¥1
Bank & corporate debt securities	—	—	0	0	0	—
Commercial and residential mortgage loans	—	—	2	2	2	—

Total	¥—	¥232	¥2	¥234	¥233	¥1

The following table presents the key economic assumptions used to determine the fair value of the firm’s retained interests and the sensitivity of this fair value to immediate adverse changes of 10% and 20% in those assumptions.

	Billions of yen
	December 31, 2010	March 31, 2010
	Material retained interest held(1)
Fair value of retained interests(1)	¥229	¥133
Weighted-average life (Years)	7.2	4.7
Constant prepayment rate	15.8%	8.6%
Impact of 10% adverse change	(0.7)	(0.6)
Impact of 20% adverse change	(1.2)	(1.0)
Discount rate	4.4%	4.5%
Impact of 10% adverse change	(5.1)	(2.1)
Impact of 20% adverse change	(10.2)	(4.1)

(1)	The sensitivity analysis covers the material retained interests held of ¥229 billion out of ¥234 billion as of December 31, 2010 and also ¥133 billion out of ¥134 billion as of March 31, 2010.
(2)	Nomura considers the amount or the probability of anticipated credit loss from the retained interests which Nomura continuously holds would be minimal.

Changes in fair value based on 10% or 20% adverse changes generally cannot be extrapolated since the relationship of the change in assumption to the change in fair value may not be linear. The impact of a change in a particular assumption is calculated holding all other assumptions constant. For this reason, concurrent changes in assumptions may magnify or counteract the sensitivities disclosed above. The sensitivity analyses are hypothetical and do not reflect Nomura’s risk management practices that may be undertaken under those stress scenarios.

The following table presents the type and carrying value of financial assets included within Trading assets which have been transferred to SPEs, however, which do not meet the criteria for derecognition under ASC 860. The transfers are accounted for as secured financing transactions within Long-term borrowings. The assets are pledged as collateral of the associated liabilities and cannot be removed unilaterally by Nomura. Also those liabilities are non-recourse to Nomura.

	Billions of yen
	December 31, 2010	March 31, 2010
Assets
Trading assets
Equities	¥60	¥538
Debt securities	110	205
Mortgage and mortgage-backed securities	44	127
Investment trust funds and other	3	—
Loans	—	29

Total	¥217	¥899

Liabilities
Long-term borrowings	¥219	¥758

Variable Interest Entities

In the normal course of business, Nomura acts as a transferor of financial assets to VIEs, and underwriter, distributor, and seller of repackaged financial instruments issued by VIEs in connection with its securitization and equity derivative activities. Nomura retains, purchases and sells variable interests in VIEs in connection with its market-making, investing and structuring activities. Nomura consolidates VIEs for which Nomura is the primary beneficiary, including those that were created to market structured bonds to investors by repackaging corporate convertible bonds, and mortgages and mortgage-backed securities. Nomura also consolidates certain investment funds, which are VIEs, and for which Nomura is the primary beneficiary. Due to the adoption of ASC 810 amended by ASU 2009-17 since April 1, 2010, Nomura has additionally consolidated some SPEs which invest in the business of purchasing aircraft and operating lease of the aircrafts and other SPEs engaged in various businesses.

The following table presents the classification of the consolidated VIEs’ assets and liabilities. The assets of a consolidated VIE may only be solely used to settle obligations of that VIE. Creditors do not have any recourse to Nomura beyond the assets held in the VIEs.

	Billions of yen
	December 31, 2010		March 31, 2010
Consolidated VIE assets
Cash and cash equivalent	¥55		¥36
Trading assets
Equities	909		222
Debt securities	247		49
Mortgage and mortgage-backed securities	69		46
Investment trust funds and other	0		0
Derivatives	15		1
Private equity investments	1		1
Securities purchased under agreements to resell	11		13
Office buildings, land, equipment and facilities	38	(1)	24
Other	85	(2)	55

Total	¥1,430		¥447

Consolidated VIE liabilities
Trading liabilities
Debt securities	¥2		¥12
Derivatives	46		1
Securities sold under agreements to repurchase	—		13
Short-term borrowings	2		2
Long-term borrowings	1,044		138
Other	10		5

Total	¥1,104		¥171

(1)	Includes aircrafts of ¥27 billion held by SPEs recently consolidated due to the adoption of ASC 810, as amended by ASU 2009-17, as mentioned above which invest in the business of purchasing aircraft and operating lease.
(2)	Includes aircraft purchase deposits of ¥13 billion. In relation to these aircraft purchase deposits, some of these SPEs have commitments to purchase aircrafts. Please refer to “Note 14 Commitments, contingencies and guarantees” for details.
(3)	Previously reported amounts have been reclassified to conform to the current period presentation.

Nomura also holds variable interests in VIEs where Nomura is not the primary beneficiary. Nomura’s variable interests in such VIEs include senior and subordinated debt, residual interests, and equity interests associated with commercial and residential mortgage-backed and other asset-backed securitizations and structured financings, equity interests in VIEs which were formed to acquire primarily high yield leveraged loans and other lower investment grade debt obligations, residual interests in operating leases for aircraft held by VIEs, and loans and investments in VIEs that acquire operating businesses.

The following tables present the carrying amount of assets and liabilities of unconsolidated VIEs, and maximum exposure to loss associated with these variable interests. Maximum exposure to loss does not reflect Nomura’s estimate of the actual losses that could result from adverse changes, nor does it reflect the economic hedges Nomura enters into to reduce its exposure. The risks associated with VIEs in which Nomura is involved are limited to the amount recorded in the consolidated balance sheet, the amount of commitments and financial guarantees, and the notional of the derivative instruments up to VIEs’ gross assets. Nomura believes the notional amount of derivative instruments generally exceeds the amount of actual risk.

	Billions of yen
	December 31, 2010
	Carrying amount of variable interests		Maximum exposure to loss to unconsolidated VIEs
	Assets	Liabilities
Type of variable interest held:
Trading assets
Equities	¥67	¥—	¥67
Debt securities	51	—	51
Mortgage and mortgage-backed securities	625	—	625
Investment trust funds and other	186	—	186
Derivatives	1	8	16
Private equity investments	18	—	18
Loans
Short-term	3	—	3
Long-term	27	—	27
Other	6	—	6
Commitments to extend credit and other guarantees	—	—	7

Total	¥984	¥8	¥1,006

	Billions of yen
	March 31, 2010(1)
	Carrying amount of variable interests		Maximum exposure to loss to unconsolidated VIEs
	Assets	Liabilities
Type of variable interest held:
Trading assets
Equities	¥98	¥—	¥98
Debt securities	27	—	27
Mortgage and mortgage-backed securities	54	—	54
Investment trust funds and other	3	—	3
Derivatives	2	10	34
Private equity investments	—	—	—
Loans
Short-term	31	—	31
Long-term	74	—	74
Other	0	—	0
Commitments to extend credit and other guarantees	—	—	8

Total	¥289	¥10	¥329

(1)	The amounts as of March 31, 2010 represent only significant positions or the positions of VIEs which Nomura sponsored.

7. Financing receivables

In the normal course of business, Nomura extends financing to clients primarily in the form of collateralized agreements such as reverse repurchase agreements and securities borrowing transactions and loans. These financing receivables are recognized as assets on Nomura’s consolidated balance sheets and provide a contractual right to receive money either on demand or on future fixed or determinable dates.

Collateralized agreements

Collateralized agreements consist of reverse repurchase agreements disclosed as Securities purchased under agreements to resell and securities borrowing transactions disclosed as Securities borrowed in the consolidated balance sheets, including those executed under Gensaki Repo agreements. Reverse repurchase agreements and securities borrowing transactions principally involve the buying of government and government agency securities from customers under agreements that also require Nomura to resell these securities to those customers. Nomura monitors the value of the underlying securities on a daily basis to the related receivables, including accrued interest, and requests or returns additional collateral when appropriate. Reverse repurchase agreements and securities borrowing transactions are generally recorded on the consolidated balance sheets at the amount at which the securities are purchased with applicable accrued interest. No allowance for credit losses is generally recorded on these transactions due to the strict collateralization requirements.

Loans

Key types of loans and underlying risks

The key types of loans classified as Loans receivable in the consolidated balance sheets and the related underlying risks to Nomura are as follows:

Loans at banks—Consist of secured and unsecured loans extended by licensed banks within Nomura. For those loans secured by real estates or securities, Nomura is exposed to the risk of a decline in the value of the underlying collateral. For unsecured loans such as loans provided as a part of the Investment Banking business, Nomura is exposed to risk of default of the counterparty, even though these counterparties usually have high credit ratings. Where loans are secured by guarantees, Nomura is also exposed to the risk of default by the guarantor.

Short-term secured margin loans—Consist of loans provided to customers in connection with stock brokerage activities. These loans are provided for funding purposes to customers to purchase securities and at the start of the transactions, customers must provide the necessary margin requirements (acceptable collateralized securities or deposits). Also, during the term of the transactions, the purchased securities are maintained as collateral. Furthermore, should there be a decline by more than a certain amount in the fair value of the securities, Nomura can request margin calls in order to maintain a specified ratio of loan-to-value (“LTV”). For these reasons, Nomura’s risk in providing these loans is limited.

Inter-bank money market loans—Consist of loans provided to other financial institutions in the inter-bank money market, where overnight and intra-day financings are provided through money market dealers. Risk to Nomura is not significant as only qualified financial institutions can participate in these markets and these loans are usually overnight or short-term in nature.

Other loans—Consist of loans provided to corporate customers and related parties of Nomura. Corporate loans primarily include loans secured by real estates or securities and unsecured firm relationship loans. Loans to related parties primarily include loans to affiliates. For loans to corporate customers and affiliates, Nomura is exposed to essentially the same risks as described above for loans at banks.

Allowance for loan losses

Management establishes an allowance for loan losses against loans not carried at fair value which reflects management’s best estimate of probable losses incurred. The allowance for loan losses which is included in the consolidated balance sheets within Allowance for doubtful accounts comprises two components:

•	A specific component for loans which have been individually evaluated as impaired; and

•	A general component for loans which, while not individually evaluated as impaired, have been collectively estimated for impairment based on historical loss experience

The specific component of the allowance for loan losses reflects probable losses incurred within loans which have been individually evaluated as impaired. A loan is defined as being impaired when, based on current information and events, it is probable that all amounts due according to the contractual terms of the loan agreement will not be collected. Factors considered by management in determining impairment include an assessment of the ability of borrowers to pay by considering various factors such as the nature of the loan, prior loan loss experience, current economic conditions, the current financial situation of the borrower, and the fair value of any underlying collateral. Loans that experience insignificant payment delays or insignificant payment shortfalls are not classified as impaired. The allowance is measured on a loan by loan basis by adjusting the carrying value of the impaired loan to either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

The general component of the allowance for loan losses is for loans not individually evaluated as impaired and includes judgment about collectability based on available information at the balance sheet date, and the uncertainties inherent in those underlying assumptions. The allowance is measured taking into consideration historical loss experience adjusted for qualitative factors such as current economic conditions.

While management has based its estimate of the allowance for loan losses on the best information available, future adjustments to the allowance for loan losses may be necessary as a result of changes in the economic environment or variances between actual results and the original assumptions.

As of December 31, 2010, loans which have been individually evaluated as impaired were ¥65,888 million and the amount of allowance was ¥3,590 million, including ¥3,463 million recorded for corporate loans classified as other loans. Loans which have been collectively evaluated for impairment were ¥346,006 million and the amount of allowance was ¥695 million, including ¥476 million recorded for loans at banks. The loan amount disclosed in this note includes accrued interest.

Loans are charged-off when Nomura determines that the loans are uncollectible. Such determination is based on factors such as the occurrence of significant changes in the borrower’s financial position such that the borrower can no longer pay the obligation, or that the proceeds from collateral will not be sufficient to pay the loan.

Aging of loans

There are no significant loans which are delinquent as of December 31, 2010.

Nonaccrual policy

Loans which are individually evaluated as impaired are assessed for a nonaccrual status in accordance with Nomura’s predefined policy. When it is determined to suspend interest accrual as a result of an assessment, any accrued but unpaid interest is reversed. Loans are generally only returned to an accrual status if the loan is brought contractually current, i.e. all overdue principal and interest amounts are paid. In limited circumstances, a loan which has not been brought contractually current will also be returned to an accrual status if all principal and interest amounts contractually due are reasonably assured of repayment within a reasonable period of time or there has been a sustained period of repayment performance by the borrower.

As of December 31, 2010, loans on a nonaccrual status consisted of ¥260 million of secured loans at banks and ¥7,537 million of secured corporate loans. No loans are 90 days or more past due and still accruing.

Credit Quality Indicators

Nomura is exposed to credit risks deriving from a decline in the value of loans or a default caused by deterioration of creditworthiness or bankruptcy of the obligors. Nomura’s risk management framework for such credit risks is based on risk assessment through an internal credit rating process, in depth pre-financing credit analysis of each individual loan and continuous post-financing monitoring of counterparty’s creditworthiness. For collateralized transactions, including margin transaction loans, Nomura manages, other than counterparties’ creditworthiness, the value of posted collateral closely in order to prevent potential losses.

The following table presents an analysis of each class of loans not carried at fair value using Nomura’s internal ratings or its equivalent credit quality indicators by subsidiaries.

	Millions of yen
	As of December 31, 2010
	AAA -BBB	BB -CCC	Others	Margin transaction loans and other(1)	Total
Secured loans at banks	¥118,556	¥17,321	¥—	¥21,804	¥157,681
Unsecured loans at banks	100,919	2,000	231	—	103,150
Short-term secured margin loans	—	—	—	171,208	171,208
Secured inter-bank money market loans	8,568	—	—	—	8,568
Unsecured inter-bank money market loans	588	—	—	—	588
Secured corporate loans	17,858	16,710	28,013	55,627	118,208
Unsecured corporate loans	26,981	40,212	1,976	—	69,169
Loans to affiliates and others	3,010	—	1,380	—	4,390

Total	¥276,480	¥76,243	¥31,600	¥248,639	¥632,962

(1)	Relates to collateral exposures where specific LTV ratio is maintained.

Nomura reviews internal counterparty credit ratings at least once a year by using available obligors’ credit information including financial statements and other information. Internal counterparty credit ratings are also reviewed more frequently for high-risk obligors or problematic exposures and any significant credit event of a counterparty will trigger on immediate credit review process.

8. Business combinations:

During the nine months ended December 31, 2010, there were no significant business combinations.

In October 2008, Nomura acquired the majority of Lehman Brothers’ (“Lehman”) Asia Pacific operations, its equities and investment banking operations in Europe and the Middle East, and hired certain of its fixed income personnel in Europe. The acquisition agreements generally provided for the transfer of certain employees, the purchase of certain assets and the assumption of certain liabilities for those operations. Financial assets and financial liabilities were generally not acquired. The acquisitions have strengthened Nomura’s wholesale and investment banking businesses and expanded its global capabilities.

Nomura also acquired Lehman’s specialized service companies in India by purchasing the shares of Lehman Brothers Services India Private Ltd., Lehman Brothers Financial Services (India) Private Ltd. and Lehman Brothers Structured Finance Services Private Ltd. These three companies functioned as a shared-services platform for Lehman’s businesses in Europe and Asia-Pacific by supporting IT operations, financial control and global risk management.

Nomura has accounted for these acquisitions as a business combination and therefore the operating results of the acquired businesses have been included in Nomura’s consolidated statements of operations from October 2008. The purchase price allocation of total acquisition cost to the acquired assets and the assumed liabilities has to be completed within one year from the acquisition date. The recognized goodwill amount was ¥23,224 million as of September 30, 2009. Nomura incurred costs of ¥48,159 million for these acquisitions from the acquisition date through to September 30, 2009. The assumed liabilities related to this acquisition were ¥26,241 million, primarily due to costs of relocating and terminating certain employees of the acquired businesses.

9. Other assets—Other / Other liabilities:

The following table presents Other assets-Other and Other liabilities in the consolidated balance sheets by type.

	Millions of yen
	December 31, 2010	March 31, 2010
Other assets-Other:
Securities received as collateral	¥12,331	¥5,503
Goodwill and other intangible assets	115,147	134,015
Deferred tax assets	267,884	308,679
Investments in equity securities for other than operating purposes	12,530	9,636
Other	158,100	140,913

Total	¥565,992	¥598,746

Other liabilities:
Obligation to return securities received as collateral	¥12,331	¥5,503
Accrued income taxes	11,661	28,015
Other accrued expenses and provisions	357,743	411,327
Other	84,755	50,138

Total	¥466,490	¥494,983

10. Earnings per share:

The reconciliation of the amounts and the numbers used in the basic and diluted earnings attributable to NHI shareholders per share (“EPS”) computations is as follows:

	Millions of yen except per share data presented in yen
	Nine months ended December 31, 2009	Nine months ended December 31, 2010
Basic—
Net income attributable to Nomura Holdings, Inc. (“NHI”) shareholders	¥49,371	¥16,762
Weighted average number of shares outstanding	2,949,493,521	3,635,924,875
Net income attributable to NHI shareholders per share	¥16.74	¥4.61

Diluted—
Net income attributable to NHI shareholders	¥49,359	¥16,758
Weighted average number of shares outstanding	2,961,636,041	3,649,870,251
Net income attributable to NHI shareholders per share	¥16.67	¥4.59

	Millions of yen except per share data presented in yen
	Three months ended December 31, 2009	Three months ended December 31, 2010
Basic—
Net income attributable to NHI shareholders	¥10,236	¥13,389
Weighted average number of shares outstanding	3,521,425,568	3,599,894,625
Net income attributable to NHI shareholders per share	¥2.91	¥3.72

Diluted—
Net income attributable to NHI shareholders	¥10,231	¥13,388
Weighted average number of shares outstanding	3,535,962,798	3,613,940,829
Net income attributable to NHI shareholders per share	¥2.89	¥3.70

In determining diluted EPS, net income attributable to NHI shareholders is adjusted to reflect the decline in Nomura’s income for the nine and three months ended December 31, 2009 arising from convertible bonds to convert to common shares issued by the Company and the decline in Nomura’s equity share of earnings of affiliates for the nine and three months ended December 31, 2009 arising from options to purchase common shares issued by affiliates. The decline of net income arising from convertible bonds to convert to common shares is presumptively caused by lump-sum expensing, for the nine and three months ended December 31, 2009, of the difference between the bond’s carrying amount and the bond’s redemption amount which is accumulated over the life of the bond. Net income attributable to NHI shareholders is adjusted to reflect the decline in Nomura’s equity share of earnings of affiliates for the nine and three months ended December 31, 2010 arising from options to purchase common shares issued by affiliates.

The weighted average number of shares used in the calculation of diluted EPS reflects the increase in potential common shares arising from convertible bonds and stock-based compensation plans issued by the Company, which would reduce EPS in the nine and three months ended December 31, 2009. The weighted average number of shares used in the calculation of diluted EPS reflects the increase in potential common shares arising from stock-based compensation plans issued by the Company, which would have minimal impact on EPS in the nine and three months ended December 31, 2010.

Antidilutive stock options to purchase 12,464,800 and 12,455,800 common shares were not included in the computation of diluted EPS for the nine and three months ended December 31, 2009, respectively. Antidilutive stock options to purchase 63,413,100 and 61,204,500 common shares were not included in the computation of diluted EPS for the nine and three months ended December 31, 2010, respectively.

The convertible bonds of ¥110,000 million were converted to 258,040,481 common shares for the year ended March 31, 2010. All of the convertible bonds were exercised for the year ended March 31, 2010, and therefore, the balance of outstanding convertible bonds as of December 31, 2010 was nil.

Nomura issued 766,000,000 shares and 34,000,000 shares by way of public offering with a total amount to be paid of ¥416,949 million on the payment date of October 13, 2009 and third-party allotment with a total amount to be paid of ¥18,507 million on the payment date of October 27, 2009.

Nomura conducted a share buyback of 75,000,000 common shares which amounted to ¥37,362 million from August 9, 2010 to August 31, 2010.

11. Employee benefit plans:

Nomura provides various severance indemnities and pension plans which cover certain employees worldwide. In addition, Nomura provides health care benefits to certain active and retired employees through the Nomura Securities Health Insurance Society.

Severance indemnities and pension plans—

The net pension and severance cost of the defined benefit plans for employees of the Japanese entities is shown below:

Japanese entities’ plans

	Millions of yen
	Nine months ended December 31, 2009	Nine months ended December 31, 2010
Service cost	¥6,473	¥6,135
Interest cost	3,230	3,367
Expected return on plan assets	(2,267)	(2,386)
Amortization of net actuarial losses	3,560	2,316
Amortization of prior service cost	(861)	(861)

Net periodic pension and severance costs	¥10,135	¥8,571

	Millions of yen
	Three months ended December 31, 2009	Three months ended December 31, 2010
Service cost	¥2,072	¥2,134
Interest cost	1,076	1,122
Expected return on plan assets	(755)	(794)
Amortization of net actuarial losses	1,185	772
Amortization of prior service cost	(287)	(287)

Net periodic pension and severance costs	¥3,291	¥2,947

Nomura also recognized net periodic pension and severance costs of plans other than Japanese entities’ plans, which are not significant.

12. Income taxes:

For the nine months ended December 31, 2009, the difference between the domestic statutory tax rate of approximately 41% and the effective tax rate of 35.7% is mainly due to a reversal of valuation allowance relating to losses of foreign subsidiaries. For the three months ended December 31, 2009, the difference between the domestic statutory tax rate of approximately 41% and the effective tax rate of 43.1% is mainly due to different tax rates applicable to temporary difference of foreign subsidiaries and also an increase in valuation allowance relating to losses of foreign subsidiaries.

For the nine months ended December 31, 2010, the difference between the domestic statutory tax rate of approximately 41% and the effective tax rate of 67.3% is mainly due to non-deductible expenses, different tax rates applicable to income (loss) of foreign subsidiaries and changes in statutory tax rates. For the three months ended December 31, 2010, the difference between the domestic statutory tax rate of approximately 41% and the effective tax rate of 52.1% is mainly due to non-deductible expenses.

13. Affiliated companies and other equity-method investees:

During the nine months ended December 31, 2010, there is no significant change in the percentage ownership of Nomura’s affiliated companies or other equity-method investees.

On December 31, 2009, non-voting shares issued by Chi-X Europe Limited which was a consolidated subsidiary of Nomura were converted to voting shares, and, as a result, Nomura’s voting interest for the subsidiary fell to 34% and Nomura ceased to have a controlling financial interest in the subsidiary. Therefore Chi-X Europe Limited was deconsolidated and Nomura accounted for it under equity-method on that date.

Nomura recognized a gain of ¥3,043 million on the deconsolidation and it is included in the consolidated statements of operations under Revenue—Other. This amount is the difference between the book value for net assets of Chi-X Europe Limited which is only for Nomura’s interest, ¥1,761 million and the fair value for retained investment in the former subsidiary, ¥4,804 million. Valuation of the retained investment in Chi-X Europe Limited is calculated by using both the Market Approach and the Income Approach. In the Market Approach, Nomura uses guideline public company method (referring to 4 stock exchanges which operate in Europe and/or the United States) to evaluate it. In the Income Approach, Nomura uses discounted cash flow method.

For the nine months ended December 31, 2009, while Chi-X Europe Limited was a subsidiary of Nomura, Nomura’s interest against Chi-X Europe Limited changed due to its new stock issuance to third parties. As a result, Additional paid-in capital increased by ¥555 million.

14. Commitments, contingencies and guarantees:

Commitments—

Credit and investment commitments

In connection with its banking and financing activities, Nomura provides commitments to extend credit, which generally have fixed expiration dates. In connection with its investment banking activities, Nomura enters into agreements with customers under which Nomura commits to underwrite notes that may be issued by the customers. The outstanding commitments under these agreements are included in commitments to extend credit.

Nomura has commitments to invest in various partnerships and other entities, primarily in connection with its merchant banking activities, and also has commitments to provide financing for investments related to these partnerships. The outstanding commitments under these agreements are included in commitments to invest in partnerships.

Nomura began consolidating, in accordance with its adoption of ASC 810 as amended by ASU 2009-17, certain VIEs which are engaged in the business of purchasing aircraft and operating the leases. Some of those VIEs also have commitments to purchase aircrafts. The outstanding commitments under these agreements are included in commitments to purchase aircrafts.

These commitments outstanding were as follows:

	Millions of yen
	December 31, 2010	March 31, 2010
Commitments to extend credit	¥231,420	¥228,439
Commitments to invest in partnerships	35,223	40,203
Commitments to purchase aircrafts	77,972	—

As of December 31, 2010 these commitments had the following maturities:

	Millions of yen
		Years to Maturity
	Total contractual amount	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years
Commitments to extend credit	¥231,420	¥56,243	¥77,024	¥98,024	¥129
Commitments to invest in partnerships	35,223	—	20,237	427	14,559
Commitments to purchase aircrafts	77,972	23,703	42,800	11,469	—

The contractual amounts of these commitments to extend credit represent the amounts at risk should the contracts be fully drawn upon, should the counterparties default, and assuming the value of any existing collateral becomes worthless. The total contractual amount of these commitments may not represent future cash requirements since the commitments may expire without being drawn upon. The credit risk associated with these commitments varies depending on the customers’ creditworthiness and the value of collateral held. Nomura evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by Nomura upon extension of credit, is based on credit evaluation of the counterparty.

Operating leases

The following is a schedule of future minimum rental payments under non-cancelable operating leases with initial or remaining terms exceeding one year:

	Millions of yen
	December 31, 2010	March 31, 2010
Total minimum lease payments	¥89,233	¥93,338
Less: Sublease rental income	(12,123)	(15,021)

Net minimum lease payments	¥77,110	¥78,317

As of December 31, 2010, these minimum lease payments had the following maturity for payments:

	Millions of yen
		Years to Payment
	Total	Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	Over 5 years
Minimum lease payments	¥89,233	¥13,013	¥14,731	¥11,578	¥9,378	¥8,281	¥32,252

As of March 31, 2010, these minimum lease payments had the following maturity for payments:

	Millions of yen
		Years to Payment
	Total	Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	Over 5 years
Minimum lease payments	¥93,338	¥17,669	¥14,196	¥12,929	¥9,498	¥7,726	¥31,320

Certain leases contain renewal options or escalation clauses providing for increased rental payments based upon maintenance, utility and tax increases.

Contingencies—

Investigations, lawsuits and other legal proceedings

In the normal course of business as a global financial services entity, Nomura and its subsidiaries are involved in investigations, lawsuits and other legal proceedings and, as a result, may suffer economic loss from any fines, penalties or damages awarded against Nomura, any settlements Nomura chooses to make to resolve a matter, and legal and other advisory costs incurred to support and formulate a defense.

In accordance with ASC 450 “Contingencies”, Nomura recognizes a liability for this risk of loss arising on each individual matter when an estimated economic loss is probable and the amount of such loss can be reasonably estimated. The amount recognized as a liability is reviewed at least quarterly and is revised when further information becomes available.

The ability to predict the outcome of these actions and proceedings is inherently difficult, particularly where claimants are seeking substantial or indeterminate damages, where investigations and legal proceedings are at an early stage, where the matters present novel legal theories or involve a large number of parties, or which take place in foreign jurisdictions with complex or unclear laws. Nomura cannot therefore estimate with confidence losses or ranges of losses for actions and proceedings where there is only a reasonably possible risk of loss.

Nomura believes that, based on current information available as of the date of these consolidated financial statements, the ultimate resolution of these actions and proceedings will not be material to Nomura’s financial condition. However, an adverse outcome in certain of these matters could have a material adverse effect on our consolidated results of operations or cash flows in a particular quarter or annual period.

The most significant actions and proceedings against Nomura are summarized below. Where possible, the amount of the claim of the counterparty is disclosed which provides an indication of the maximum loss Nomura may incur.

In January 2008, a European subsidiary of the Company, Nomura International plc (“NIP”) was served with a tax notice issued by the tax authorities in Pescara, Italy alleging breaches by NIP of the U.K.-Italy Double Taxation Treaty of 1998 (the “Tax Notice”). The alleged breaches relate to payments to NIP of tax credits on dividends on Italian shares. The Tax Notice not only denies certain payments to which NIP claims to be entitled but is also seeking reimbursement of EUR 33.8 million, including interest, already refunded. In March 2008, NIP lodged an appeal against the Tax Notice rejecting the Italian tax authorities’ demands for reimbursement and in November 2009 a decision was issued by the Pescara Tax Court in favor of the Italian Tax Authorities. NIP is vigorously challenging this decision.

Since December 2009, NIP has been challenged by the U.K. tax authorities with regard to the tax treatment of an offshore pension plan established for the employees of Nomura Employment Services (Isle of Man) Limited. The U.K. tax authorities are currently seeking to recover approximately £6.1 million from NIP on the basis that NIP was the true employer of individuals participating in the offshore pension plan. Nomura believes that the position taken by the U.K. tax authorities is erroneous. NIP has lodged the necessary appeals.

In April 2010 Lehman Brothers Holdings Inc. and Lehman Brothers Special Financing Inc. (collectively, “Lehman Inc.”) commenced proceedings in the U.S. Bankruptcy Court in New York objecting to the proofs of claims filed by the Company’s subsidiaries, Nomura Securities Co., Ltd. (“NSC”), NIP and Nomura Global Financial Products Inc. in respect of swaps and other derivative transactions in the total amount of approximately $1 billion; and in the case of NSC and NIP, Lehman Inc. is seeking to recover damages.

Fairfield Sentry Ltd. and Fairfield Sigma Ltd. (collectively, the “Fairfield Funds”), which are now in liquidation and were feeder funds to Bernard L. Madoff Investment Securities LLC (under the liquidation with its trustee’s on-going recovery procedure pursuant to the Securities Investor Protection Act in the US since December 2008), have filed lawsuits in the Supreme Court of the State of New York and U.S. Bankruptcy Court against a number of investors, including NIP, seeking to recover redemption payments that the Fairfield Funds allege, inter alia, were mistakenly made. In a complaint dated October 5, 2010, the amount claimed against NIP was approximately $34 million plus interest.

On November 11, 2010, the High Court in London ruled in favor of NIP and Nomura Bank International Plc (“NBI”) dismissing claims made by WestLB AG (“WestLB”) against them. WestLB first served the proceedings on NIP and NBI in April 2009, claiming that under the terms of a note issued by NBI and which matured in October 2008, WestLB was entitled to receive approximately $22 million, which it claimed to be the value of a fund of shares referable to the NBI note. WestLB has sought permission to appeal.

Nomura supports the position of its subsidiaries in each of these claims.

Certain Mortgage-Related Contingencies in the U.S.

Certain of Nomura’s subsidiaries in the U.S. securitized mortgage loans in the form of mortgage-backed securities (“MBS”). These subsidiaries did not generally originate mortgage loans, but purchased mortgage loans from third-party loan originators (the “originators”). In connection with such purchases, these subsidiaries received loan level representations from the originators. Certain of the MBS issued by the subsidiaries were structured with credit protection provided to specified classes of certificates by monoline insurers. In connection with the securitizations, the relevant subsidiaries provided loan level representations and warranties of the type generally described below, which mirror the representations the subsidiaries received from the originators.

The loan level representations made in connection with the securitization of mortgage loans were generally detailed representations applicable to each loan and addressed characteristics of the borrowers and properties. The representations included, but were not limited to, information concerning the borrower’s credit status, the loan-to-value ratio, the owner occupancy status of the property, the lien position, the fact that the loan was originated in accordance with the originator’s guidelines, and the fact that the loan was originated in compliance with applicable laws.

The relevant subsidiaries have received claims demanding the repurchase of certain loans from trustees of various securitization trusts, which the subsidiaries believe were made at the instance of one or more investors, and from certificate insurers. Each claim received has been reviewed, and the subsidiaries have contested those claims believed to be without merit or have agreed to repurchase certain loans (or to otherwise compensate the issuing trust) for those claims that the subsidiaries have determined to have merit.

In light of economic conditions and continuing defaults in residential mortgages, it is anticipated that the relevant subsidiaries may receive additional repurchase claims. Nomura’s exposure with respect to such claims will be influenced by the following factors, among others: the number of loans in which there are provable breaches of representations or warranties and fluctuations in unemployment and values in the residential real estate markets which affect the frequency of defaults and the loss severity for defaulting loans. This exposure may be mitigated to the extent that the subsidiaries are able to pursue and collect from the originators for those loans in which there are provable breaches. In light of the uncertainties involved, Nomura cannot provide any meaningful estimate of its exposure to additional breach of representation claims at this time.

Guarantees—

ASC 460 “Guarantees” specifies the disclosures to be made in regards to obligations under certain issued guarantees and requires a liability to be recognized for the fair value of a guarantee obligation.

In the normal course of business, Nomura enters into various guarantee arrangements with counterparties in the form of standby letters of credit and other guarantees, which generally have a fixed expiration date.

In addition, Nomura enters into certain derivative contracts that meet the accounting definition of guarantees, namely derivative contracts that contingently require a guarantor to make payment to a guaranteed party based on changes in an underlying that relate to an asset, liability or equity security held by a guaranteed party. Since Nomura does not track whether its clients enter into these derivative contracts for speculative or hedging purposes, Nomura has disclosed below information about derivative contracts that could meet the accounting definition of guarantees.

For information about the maximum potential amount of future payments that Nomura could be required to make under certain derivatives, the notional amount of contracts has been disclosed. However, the maximum potential payout for certain derivative contracts, such as written interest rate caps and written currency options, cannot be estimated, as increases in interest or foreign exchange rates in the future could be theoretically unlimited.

Nomura records all derivative contracts at fair value on its quarterly consolidated balance sheets. Nomura believes the notional amounts generally overstate its risk exposure. Since the derivative contracts are accounted for at fair value, carrying value is considered the best indication of payment and performance risk for individual contracts.

The following table presents information on Nomura’s derivative contracts that could meet the accounting definition of a guarantee and certain other guarantees as of December 31, 2010:

	Millions of yen
	December 31, 2010		March 31, 2010
	Carrying value	Maximum Potential Payout/ Notional Total	Carrying value	Maximum Potential Payout/ Notional Total
Derivative contracts(1)	¥3,345,487	¥81,364,872	¥2,604,545	¥72,650,089
Standby letters of credit and other guarantees(2)	283	7,674	340	10,146

(1)	Credit derivatives are disclosed in Note 4. “Derivative instruments and hedging activities” and are excluded from above Derivative contracts.
(2)	Collateral held in connection with standby letters of credit and other guarantees as of December 31, 2010 is ¥6,626 million and as of March 31, 2010 is ¥8,089 million.

The following table presents expiration information about Nomura’s derivative contracts that could meet the definition of a guarantee and certain other guarantees as of December 31, 2010:

	Millions of yen
		Maximum Potential Payout/Notional
			Years to Maturity
	Carrying value	Total	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years
Derivative contracts	¥3,345,487	¥81,364,872	¥31,804,568	¥12,428,482	¥8,504,194	¥28,627,628
Standby letters of credit and other guarantees	283	7,674	195	8	179	7,292

15. Segment and geographic information:

Operating segments—

In April 2010, Nomura established the Wholesale Division, encompassing the operations previously conducted by the Global Markets, the Investment Banking, and the Merchant Banking divisions. Also Nomura realigned its reportable segments to reflect how it operates and manages its business. Accordingly, Nomura’s operating management and management reporting are prepared based on the Retail, Asset Management, and Wholesale segments. Nomura is structuring its business segments based upon the nature of its main products and services, its customer base and its organization of management.

The accounting policies for segment information materially follow U.S. GAAP, except as described below:

•

The impact of unrealized gains (losses) on long-term investments in equity securities held for operating purposes, which under U.S. GAAP is included in Income (loss) before income taxes, is excluded from segment information.

Revenues and expenses directly associated with each business segment are included in the operating results of each respective segment. Revenues and expenses that are not directly attributable to a particular segment are allocated to each respective business segment or included in “Other”, based upon Nomura’s allocation methodologies as used by management to assess each segment’s performance.

Business segments’ results are shown in the following tables. Net interest revenue is disclosed because management views interest revenue net of interest expense for its operating decisions. Business segments’ information on total assets is not disclosed because management does not utilize such information for its operating decisions and therefore, it is not reported to management. Certain prior period amounts have been reclassified to conform to the current presentation, in accordance with the realignment in April 2010.

	Millions of yen
	Retail	Asset Management	Wholesale	Other (Incl. elimination)	Total
Nine months ended December 31, 2009
Non-interest revenue	¥290,324	¥50,220	¥608,873	¥(92,182)	¥857,235
Net interest revenue	2,496	2,144	12,242	(5,211)	11,671

Net revenue	292,820	52,364	621,115	(97,393)	868,906
Non-interest expenses	203,436	38,681	481,152	72,983	796,252

Income (loss) before income taxes	¥89,384	¥13,683	¥139,963	¥(170,376)	¥72,654

	Millions of yen
	Retail	Asset Management	Wholesale	Other (Incl. elimination)	Total
Nine months ended December 31, 2010
Non-interest revenue	¥294,033	¥54,890	¥378,193	¥54,605	¥781,721
Net interest revenue	2,161	3,929	65,995	(8,642)	63,443

Net revenue	296,194	58,819	444,188	45,963	845,164
Non-interest expenses	212,673	41,713	466,908	54,178	775,472

Income (loss) before income taxes	¥83,521	¥17,106	¥(22,720)	¥(8,215)	¥69,692

	Millions of yen
	Retail	Asset Management	Wholesale	Other (Incl. elimination)	Total
Three months ended December 31, 2009
Non-interest revenue	¥103,398	¥16,260	¥190,417	¥(52,009)	¥258,066
Net interest revenue	892	987	19,674	(1,189)	20,364

Net revenue	104,290	17,247	210,091	(53,198)	278,430
Non-interest expenses	69,119	13,166	161,584	12,712	256,581

Income (loss) before income taxes	¥35,171	¥4,081	¥48,507	¥(65,910)	¥21,849

	Millions of yen
	Retail	Asset Management	Wholesale	Other (Incl. elimination)	Total
Three months ended December 31, 2010
Non-interest revenue	¥96,697	¥20,017	¥150,310	¥10,415	¥277,439
Net interest revenue	785	1,379	21,864	(7,315)	16,713

Net revenue	97,482	21,396	172,174	3,100	294,152
Non-interest expenses	74,482	14,410	161,389	17,812	268,093

Income (loss) before income taxes	¥23,000	¥6,986	¥10,785	¥(14,712)	¥26,059

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in the “Other” column.

The following table presents the major components of income (loss) before income taxes in “Other.”

	Millions of yen
	Nine months ended December 31, 2009	Nine months ended December 31, 2010
Net gain (loss) related to economic hedging transactions(1)	¥623	¥4,377
Realized gain (loss) on investments in equity securities held for operating purposes	(350)	(72)
Equity in earnings of affiliates	6,180	3,736
Corporate items	(55,177)	(12,642)
Other(1)(2)	(121,652)	(3,614)

Total	¥(170,376)	¥(8,215)

	Millions of yen
	Three months ended December 31, 2009	Three months ended December 31, 2010
Net gain (loss) related to economic hedging transactions(1)	¥(13,316)	¥5,168
Realized gain (loss) on investments in equity securities held for operating purposes	65	391
Equity in earnings of affiliates	1,877	1,380
Corporate items	(10,693)	(15,668)
Other(1)(2)	(43,843)	(5,983)

Total	¥(65,910)	¥(14,712)

(1)	Previously this was classified as “Net gain (loss) on trading related to economic hedging transactions”, however, from the fourth quarter of the year ended March 31, 2010, this was reclassified as “Net gain (loss) related to economic hedging transactions”. This new reclassification also includes net gain (loss) related to economic hedging from non-trading transactions that was previously included in “Other”. In addition, net gain (loss) arising from the impact of the changes of Nomura’s own credit spreads in the financial liabilities is included in “Other” which was previously included in “Net gain (loss) on trading related to economic hedging transactions”. Certain prior period amounts have been reclassified to conform to the current presentation.
(2)	Includes the impact of Nomura’s own creditworthiness in certain financial liabilities for which the fair value option has been elected in accordance with ASC 825, and the impact of its own creditworthiness on derivative liabilities.

The table below presents a reconciliation of the combined business segments’ results included in the preceding table to Nomura’s reported net revenue, non-interest expenses and income (loss) before income taxes in the consolidated statements of operations.

	Millions of yen
	Nine months ended December 31, 2009	Nine months ended December 31, 2010
Net revenue	¥868,906	¥845,164
Unrealized gain (loss) on investments in equity securities held for operating purposes	4,016	(13,850)

Consolidated net revenue	¥872,922	¥831,314

Non-interest expenses	¥796,252	¥775,472
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—

Consolidated non-interest expenses	¥796,252	¥775,472

Income (loss) before income taxes	¥72,654	¥69,692
Unrealized gain (loss) on investments in equity securities held for operating purposes	4,016	(13,850)

Consolidated income (loss) before income taxes	¥76,670	¥55,842

	Millions of yen
	Three months ended December 31, 2009	Three months ended December 31, 2010
Net revenue	¥278,430	¥294,152
Unrealized gain (loss) on investments in equity securities held for operating purposes	(3,892)	1,715

Consolidated net revenue	¥274,538	¥295,867

Non-interest expenses	¥256,581	¥268,093
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—

Consolidated non-interest expenses	¥256,581	¥268,093

Income (loss) before income taxes	¥21,849	¥26,059
Unrealized gain (loss) on investments in equity securities held for operating purposes	(3,892)	1,715

Consolidated income (loss) before income taxes	¥17,957	¥27,774

Geographic information—

Nomura’s identifiable assets, revenues and expenses are generally allocated based on the country of domicile of the legal entity providing the service. However, because of the integration of the global capital markets and the corresponding global nature of Nomura’s activities and services, it is not always possible to make a precise separation by location. As a result, various assumptions, which are consistent among years, have been made in presenting the following geographic data.

The table below presents a geographic allocation of net revenue and income (loss) before income taxes from operations by geographic areas, and long-lived assets associated with Nomura’s operations. Net revenue in “Americas” and “Europe” substantially represents Nomura’s operations in the United States and the United Kingdom, respectively. Net revenue and long-lived assets have been allocated based on transactions with external customers while income (loss) before income taxes have been allocated based on the inclusion of intersegment transactions.

	Millions of yen
	Nine months ended December 31, 2009	Nine months ended December 31, 2010
Net revenue(1):
Americas	¥107,648	¥122,981
Europe	262,982	188,522
Asia and Oceania	46,809	34,782

Sub-total	417,439	346,285
Japan	455,483	485,029

Consolidated	¥872,922	¥831,314

Income (loss) before income taxes:
Americas	¥12,473	¥337
Europe	13,780	(33,566)
Asia and Oceania	(6,448)	(12,550)

Sub-total	19,805	(45,779)
Japan	56,865	101,621

Consolidated	¥76,670	¥55,842

	Millions of yen
	Three months ended December 31, 2009	Three months ended December 31, 2010
Net revenue(1):
Americas	¥45,764	¥48,125
Europe	76,699	67,623
Asia and Oceania	15,696	12,585

Sub-total	138,159	128,333
Japan	136,379	167,534

Consolidated	¥274,538	¥295,867

Income (loss) before income taxes:
Americas	¥6,306	¥2,748
Europe	2,388	(3,439)
Asia and Oceania	(1,242)	(2,358)

Sub-total	7,452	(3,049)
Japan	10,505	30,823

Consolidated	¥17,957	¥27,774

(1) There is no revenue derived from transactions with a single major external customer.

	Millions of yen
	December 31, 2010	March 31, 2010
Long-lived assets:
Americas	¥88,465	¥94,508
Europe	110,107	98,223
Asia and Oceania	29,307	32,871

Sub-total	227,879	225,602
Japan	269,868	269,449

Consolidated	¥497,747	¥495,051

2. Other

On October 29, 2010 the Board of Directors resolved to pay the dividend based on the record date of September 30, 2010 to shareholders registered as of September 30, 2010.

a. Total dividend based on September 30, 2010	¥14,400 million
b. Dividend based on September 30, 2010 per share	¥4.0

[Translation]

Quarterly Review Report of Independent Accountants

February 15, 2010

The Board of Directors

Nomura Holdings, Inc.

Ernst & Young ShinNihon LLC

Koichi Hanabusa
Certified Public Accountant
Designated and Engagement Partner

Hiroki Matsumura
Certified Public Accountant
Designated and Engagement Partner

Yuichiro Sakurai
Certified Public Accountant
Designated and Engagement Partner

Junko Kamei
Certified Public Accountant
Designated and Engagement Partner

We have performed a quarterly review of the quarterly consolidated financial statements of Nomura Holdings, Inc. (the “Company”) included in Item 5. Financial Information for the three-month and nine-month periods ended December 31, 2009 within the fiscal period from April 1, 2009 to March 31, 2010 which include the quarterly consolidated balance sheet, and the quarterly consolidated statements of operations, changes in equity, comprehensive income and cash flows pursuant to the requirements of the rules specified in Article 193-2, Section 1 of the Financial Instruments and Exchange Act. These quarterly consolidated financial statements are the responsibility of the Company’s management and our responsibility is to independently express a conclusion on these quarterly consolidated financial statements.

We conducted our quarterly review in accordance with quarterly review standards generally accepted in Japan. A review of quarterly consolidated financial statements consists of making inquiries, primarily of management and persons responsible for financial and accounting matters, applying analytical and other quarterly review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in Japan, and consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the quarterly consolidated financial statements referred to above do not present fairly, in all material respects, the consolidated financial position of Nomura Holdings, Inc. and subsidiaries as of December 31, 2009, and the consolidated results of their operations for the three-month and nine-month periods then ended and their cash flows for the nine-month then ended in conformity with accounting principles generally accepted in the United States of America (see Note 1 to the quarterly consolidated financial statements).

We have no interest in the Company which should be disclosed under the provisions of the Certified Public Accountants Law.

*	Above is an electronic version of the original quarterly review report of independent accountants and the Company maintains the original report.

<Note>

This is an English translation of the Japanese language report issued by Ernst & Young ShinNihon LLC in connection with the limited procedures applied on the interim consolidated financial statements of Nomura Holdings, Inc., prepared in Japanese, for the three-month and nine-month periods ended December 31, 2009 within the fiscal period from April 1, 2009 to March 31, 2010. Ernst & Young ShinNihon LLC have not applied any such procedures nor have they performed an audit on the English translated version of the consolidated financial statements for the above-mentioned periods which are included in this current report on
Form 6-K.

[Translation]

Quarterly Review Report of Independent Accountants

February 14, 2011

The Board of Directors

Nomura Holdings, Inc.

Ernst & Young ShinNihon LLC

Koichi Hanabusa
Certified Public Accountant
Designated and Engagement Partner

Hiroki Matsumura
Certified Public Accountant
Designated and Engagement Partner

Yuichiro Sakurai
Certified Public Accountant
Designated and Engagement Partner

Junko Kamei
Certified Public Accountant
Designated and Engagement Partner

We have performed a quarterly review of the quarterly consolidated financial statements of Nomura Holdings, Inc. (the “Company”) included in Item 5. Financial Information for the three-month and nine-month periods ended December 31, 2010 within the fiscal period from April 1, 2010 to March 31, 2011 which include the quarterly consolidated balance sheet, and the quarterly consolidated statements of operations, changes in equity, comprehensive income and cash flows pursuant to the requirements of the rules specified in Article 193-2, Section 1 of the Financial Instruments and Exchange Act. These quarterly consolidated financial statements are the responsibility of the Company’s management and our responsibility is to independently express a conclusion on these quarterly consolidated financial statements.

We conducted our quarterly review in accordance with quarterly review standards generally accepted in Japan. A review of quarterly consolidated financial statements consists of making inquiries, primarily of management and persons responsible for financial and accounting matters, applying analytical and other quarterly review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in Japan, and consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the quarterly consolidated financial statements referred to above do not present fairly, in all material respects, the consolidated financial position of Nomura Holdings, Inc. and subsidiaries as of December 31, 2010, and the consolidated results of their operations for the three-month and nine-month periods then ended and their cash flows for the nine-month then ended in conformity with accounting principles generally accepted in the United States of America (see Note 1 to the quarterly consolidated financial statements).

We have no interest in the Company which should be disclosed under the provisions of the Certified Public Accountants Law.

*	Above is an electronic version of the original quarterly review report of independent accountants and the Company maintains the original report.

<Note>

This is an English translation of the Japanese language report issued by Ernst & Young ShinNihon LLC in connection with the limited procedures applied on the interim consolidated financial statements of Nomura Holdings, Inc., prepared in Japanese, for the three-month and nine-month periods ended December 31, 2010 within the fiscal period from April 1, 2010 to March 31, 2011. Ernst & Young ShinNihon LLC have not applied any such procedures nor have they performed an audit on the English translated version of the consolidated financial statements for the above-mentioned periods which are included in this current report on
Form 6-K.

Confirmation Letter

1 [Appropriateness of Quarterly Securities Report]

Kenichi Watanabe, President and Chief Executive Officer, and Masafumi Nakada, Executive Managing Director and Chief Financial Officer, have confirmed that the quarterly securities report of Nomura Holdings, Inc. for the three months ended December 31, 2010 is appropriate under the Financial Instruments and Exchange Act.

2 [Special Comments]

There is no special comment to be stated.

Exhibit 2

RATIO OF EARNINGS TO FIXED CHARGES AND COMPUTATION THEREOF

The following table sets forth the ratio of earnings to fixed charges of the Company for the nine months ended December 31, 2010, in accordance with U.S. GAAP.

(Millions of yen)
For the nine months ended December 31, 2010
Earnings:
Pre-tax income before adjustment for income from equity investees	¥52,456
Add: Fixed charges	189,155
Distributed income of equity investees	4,792

Earnings as defined	¥246,403

Fixed charges	¥189,155
Ratio of earnings to fixed charges(1)	1.3

(1)	For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of pre-tax income before adjustment for income from equity investees, plus (i) fixed charges and (ii) distributed income of equity investees. Fixed charges consist of interest expense. Fixed charges exclude premium and discount amortization as well as interest expense, which are included in Net gain (loss) on trading. Fixed charges also exclude interest within rent expense, which is insignificant.